As filed with the Securities Commission on October 15, 2001 Reg. No. 333-____
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-4

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                    UNB CORP.
             (Exact Name of Registrant as Specified in its Charter)

                 OHIO                                   6712                               34-1442295
     (State or Other Jurisdiction           (Primary Standard Industrial                  (IRS Employer
  of Incorporation or Organization)         Classification Code Number)                Identification No.)

                             220 MARKET AVENUE SOUTH
                               CANTON, OHIO 44702
                                 (330) 438-1212
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                                JAMES J. PENNETTI
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                    UNB CORP.
                             220 MARKET AVENUE SOUTH
                               CANTON, OHIO 44702
                                 (330) 438-1202
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)


                          COPIES OF COMMUNICATIONS TO:

     ANTHONY E. EFREMOFF, ESQ.               JOHN P. BEAVERS, ESQ.
 BLACK, MCCUSKEY, SOUERS & ARBAUGH           BRICKER & ECKLER, LLP
       1000 UNITED BANK PLAZA               100 SOUTH THIRD STREET
      220 MARKET AVENUE SOUTH              COLUMBUS, OHIO 43215-4291

         CANTON, OHIO 44702                     (614) 227-2361
           (330) 456-8341

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                         CALCULATION OF REGISTRATION FEE

===============================================================================================================

         Title of Each             Amount to       Proposed Maximum    Proposed Maximum        Amount of
      Class of Securities      be Registered (1)    Offering Price    Aggregate Offering  Registration Fee (2)
       to be Registered                              Per Unit (2)          Price (2)
===============================================================================================================

                                11,582,930
Common Stock, no par value        shares              $22.30            $258,299,339         $64,574.83
===============================================================================================================

(1) Plus such additional shares as may be issued pursuant to the terms of the Agreement and Plan of Merger to prevent dilution resulting from stock splits, stock dividends, or similar transactions covered by Rule 416(a).

(2) The registration fee has been computed pursuant to Rule 457(f)(1). Pursuant to that rule, the Maximum Aggregate Offering Price is based on the closing sale price of BancFirst Ohio Corp. Common Stock, no par value, as reported on The Nasdaq Stock Market on October 9, 2001.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                  SUBJECT TO COMPLETION, DATED OCTOBER 15, 2001

                              JOINT PROXY STATEMENT
                                       OF
                                    UNB CORP
                                       AND
                              BANCFIRST OHIO CORP.

                              --------------------

                                   PROSPECTUS
                                       OF
                                    UNB CORP.
                      FOR 11,582,930 SHARES OF COMMON STOCK

                              --------------------



UNB Corp. and BancFirst Ohio Corp. have agreed to combine pursuant to the terms of an Agreement of Merger and Plan of Reorganization providing for the merger of BancFirst with UNB and structured as a merger of equals. The merger cannot be completed unless the shareholders of both companies approve it.

The boards of directors of UNB Corp. and BancFirst Ohio Corp. are furnishing this joint proxy statement and prospectus to you as a shareholder of either UNB or BancFirst to solicit your proxy to vote at a special meeting of the shareholders of UNB or BancFirst to be held on _________ and __________, respectively, and at any adjournment or postponement of those meetings. At the special meetings, shareholders of UNB and BancFirst will vote upon the adoption of the Agreement of Merger and Plan of Reorganization between UNB and BancFirst and their respective banking subsidiaries, and the approval of the transactions contemplated thereby.

If the merger is completed, BancFirst will merge into UNB and UNB will issue
1.325 shares of UNB common stock in exchange for each share of BancFirst's common stock and pay cash for any fractional shares of BancFirst Common Stock. As a result of the merger, former BancFirst shareholders will hold approximately 52% and current UNB shareholders will hold approximately 48% of the outstanding common stock of UNB. Upon completion of the merger, UNB's name will be changed to ______________________.

Following the merger, the board of directors of UNB, as the surviving corporation, will consist of 14 members, composed of an equal number of UNB and BancFirst directors, and senior management of UNB will be comprised of executive officers of both UNB and BancFirst.

The boards of directors of UNB and BancFirst each believe that the merger is in the best interests of its shareholders and recommend that their respective shareholders vote FOR adoption of the merger agreement.

The joint proxy statement and prospectus is dated ____________ and will be first mailed to shareholders of UNB and BancFirst on or about ______________.

Shares of UNB common stock are quoted on the National Market System of the Nasdaq Stock Market under the symbol "UNBO." UNB common stock is not a savings account, deposit or other obligation of any bank or nonbank subsidiary of UNB and is not insured by the Federal Deposit Insurance Corporation or any other governmental agency. UNB common stock is subject to investment risks, including possible loss of value.

YOU SHOULD RELY ONLY ON INFORMATION PROVIDED IN OR ATTACHED TO THIS DOCUMENT. NEITHER UNB NOR BANCFIRST HAS AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. EXCEPT AS OTHERWISE EXPRESSLY STATED IN THIS INFORMATION STATEMENT, YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE STATED ON THE COVER PAGE OF THIS DOCUMENT.

==============================================================================
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SHARES OF UNB COMMON STOCK OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE JOINT PROXY STATEMENT AND PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=============================================================================

                                    UNB CORP.
                             220 MARKET AVENUE SOUTH
                               CANTON, OHIO 44702
                                 (330) 438-1212

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         (IN LIEU OF THE ANNUAL MEETING)

Notice is hereby given that a special meeting of shareholders of UNB Corp. will be held on ______________, ______ at _______ a.m. at _______________ Canton,
Ohio for the purpose of considering and voting upon:

         1. the adoption of the Agreement of Merger and Plan of Reorganization among UNB Corp., The United National Bank & Trust Co., BancFirst Ohio Corp. and The First National Bank of Zanesville, N.A. dated September 5, 2001;

         2. such other business as may properly come before the special meeting, including adjournment of the special meeting if necessary to permit further solicitation of proxies in the event that there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

Shareholders of record at the close of business on _______________ are entitled to notice of and to vote at the special meeting and any adjournment thereof.

Adoption of the merger agreement will require the affirmative vote of the holders of two-thirds of the shares of UNB common stock entitled to vote at the special meeting.

Whether or not you plan to attend the special meeting, please complete, date and sign the enclosed proxy card and return it in the enclosed postage paid envelope.

The Board of Directors of UNB unanimously recommends that you vote "FOR" the adoption of the Merger Agreement.

                                            By Order of the Board of Directors

Canton, Ohio

____________, 200_

                              BANCFIRST OHIO CORP.
                         422 MAIN STREET, P.O. BOX 4658
                             ZANESVILLE, OHIO 43702
                                 (740) 452-8444

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that a special meeting of shareholders of BancFirst Ohio Corp. will be held on ______________, ______ at _______ a.m. at _______________
Zanesville, Ohio for the purpose of considering and voting upon:

         1. the adoption of the Agreement of Merger and Plan of Reorganization among UNB Corp., The United National Bank & Trust Co., BancFirst Ohio Corp. and The First National Bank of Zanesville, N.A. dated September 5, 2001;

         2. such other business as may properly come before the special meeting, including adjournment of the special meeting if necessary to permit further solicitation of proxies in the event that there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

Shareholders of record at the close of business on _______________ are entitled to notice of and to vote at the special meeting and any adjournment thereof.

Adoption of the merger agreement will require the affirmative vote of the holders of a majority of the shares of BancFirst common stock entitled to vote at the special meeting.

Whether or not you plan to attend the special meeting, please complete, date and sign the enclosed proxy card and return it in the enclosed postage paid envelope.

The Board of Directors of BancFirst unanimously recommends that you vote "FOR" the adoption of the Merger Agreement.

                                             By Order of the Board of Directors

Zanesville, Ohio

____________, 200_

                                TABLE OF CONTENTS

                                                          PAGE                                                                PAGE
SUMMARY                                                        1     Material Federal Income Tax Consequences                   45
   The Companies                                               1     Accounting Treatment                                       45
   The Merger                                                  2     Restrictions on BancFirst Affiliates                       46
                                                                     Directors and Management after the Merger                  46
SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA               8     Dissenters' Rights                                         48
   Selected Historical Financial Data                          9     Articles of Incorporation and Code of Regulations          50
   Selected Unaudited Pro Forma Condensed                            Indemnification and Insurance                              50
      Combined Financial Information                          11  DESCRIPTION OF UNB COMMON STOCK                               50
   Comparative Unaudited Per Share                                STOCK OPTION AGREEMENTS                                       51
      Information                                             12  COMPARISON OF SHAREHOLDERS' RIGHTS                            54
   RISK FACTORS                                               14  STATE ANTI-TAKEOVER LAWS                                      58
   FORWARD LOOKING STATEMENTS                                 15  INTERESTS OF CERTAIN DIRECTORS AND
                                                                  EXECUTIVE OFFICERS IN THE MERGER                              59
SPECIAL MEETING OF UNB SHAREHOLDERS                           16  SECURITY OWNERSHIP                                            62
   Date, Time, and Place of the Special Meeting               16  EXPERTS                                                       64
   Purpose of the Special Meeting                             16  LEGAL OPINIONS                                                65
   Shareholder Special Meeting Record Date                    16  WHERE YOU CAN FIND MORE INFORMATION                           65
   Vote Required for Adoption of the                              UNAUDITED PRO FORMA CONDENSED
      Merger Agreement                                        16     COMBINED CONSOLIDATED FINANCIAL
   Proxies and Effect on Vote                                 16     STATEMENTS                                                 67
   Revocation of Proxies                                      17
   Solicitation of Proxies                                    17  Agreement of Merger and Plan of
                                                                     Reorganization                                 Appendix A
SPECIAL MEETING OF BANCFIRST SHAREHOLDERS                     18  Stock Option Agreements                           Appendix B-1
   Date, Time, and Place of the Special Meeting               18                                                    and B-2
   Purpose of the Special Meeting                             18  Opinion of UNB's Financial Advisor                Appendix C
   Shareholder Special Meeting Record Date                    18  Opinion of BancFirst's Financial Advisor          Appendix D
   Vote Required for Adoption of the                              ss.1701.85 Ohio Revised Code                      Appendix E
     Merger Agreement                                         18
   Proxies and Effect on Vote                                 18
   Revocation of Proxies                                      19
   Solicitation of Proxies                                    19

THE MERGER AND MERGER AGREEMENT                               19
   What BancFirst Shareholders Will

      Receive in the Merger                                   20
   Background of the Merger                                   20
   Merger Recommendations and Reasons for
      the Merger                                              22
   Opinion of UNB's Financial Advisor                         23
   Opinion of BancFirst's Financial Advisor                   30
   Completion and Effectiveness of the Merger                 39
   Merger of Banking  Subsidiaries                            39
   Regulatory Approvals                                       40
   Distribution of UNB Common Stock                           40
   Effect on Shares of UNB Common Stock                       41
   Coordination of Dividends                                  41
   Nasdaq Stock Market Quotation                              41
   No Shopping Provisions                                     41
   Conduct of Businesses Pending the Merger                   42
   Conditions to Closing the Merger                           43
   Termination                                                44

                                     SUMMARY

The following summary highlights certain information, some of which is found in greater detail elsewhere in this document. Even though we have highlighted what we feel is the information most important to you, we encourage you to read this entire document and the documents referenced herein carefully for a complete understanding of the matters discussed in this document.

                                  THE COMPANIES

UNB CORP.
220 MARKET AVENUE SOUTH
CANTON, OHIO  44702
(330) 438-1212

UNB is a bank holding company headquartered in Canton, Ohio. UNB has one banking subsidiary and two non-banking subsidiaries. The United National Bank & Trust Company, the banking subsidiary, has 21 retail banking locations in northeast Ohio. As of June 30, 2001, UNB had, on a consolidated basis, assets of $1.1 billion, deposits of $806.9 million, a total loan portfolio of $884.9 million, and shareholders' equity of $81.2 million.

UNB's subsidiaries offer a wide range of banking, fiduciary and other financial services. These include commercial, mortgage and retail loans, aircraft financing, deposit products, corporate pension and personal trust services, and investment and wealth management services.

BANCFIRST OHIO CORP.
422 MAIN STREET
ZANESVILLE, OHIO  43702
(740) 452-8444

BancFirst Ohio Corp. is a bank holding company headquartered in Zanesville, Ohio that conducts a full-service commercial and retail banking business through its wholly-owned subsidiary, The First National Bank of Zanesville, N.A. It has 27 retail banking locations across central Ohio, in addition to seven business lending centers in Ohio, Michigan, Indiana and Kentucky. BancFirst also offers complete trust services and financial planning services through its subsidiaries, First Financial Services Group, N.A. and Chornyak & Associates, Inc.

As of June 30, 2001, BancFirst had, on a consolidated basis, assets of $1.5 billion, deposits of $1.1 billion, a total loan portfolio of $1.1 billion and shareholders' equity of $112.0 million.

                                   THE MERGER

WHAT BANCFIRST SHAREHOLDERS WILL RECEIVE IN THE MERGER (SEE PAGE 20)

If the merger is completed as planned, you will receive 1.325 shares of UNB common stock for each share of BancFirst common stock that you own. No certificates representing fractional shares will be issued. Instead, you will receive a check in payment for any fractional shares, based on the market value of UNB common stock.

RECOMMENDATION OF THE BOARD OF DIRECTORS (SEE PAGE 22)

UNB Shareholders. The board of directors of UNB believes that the merger is in the best interests of UNB's shareholders and unanimously recommends that you vote FOR adoption of the merger agreement. BancFirst Shareholders. The board of directors of BancFirst believes that the merger is in the best interests of BancFirst's shareholders and unanimously recommends that you vote FOR adoption of the merger agreement.

OPINIONS OF FINANCIAL ADVISORS (SEE PAGES 23 AND 30)

UNB's Financial Advisor's Opinion. Stifel, Nicholaus & Company Incorporated has delivered to UNB's board of directors its opinion that, as of the date of the merger agreement, the Exchange Ratio was fair to the UNB shareholders from a financial point of view. That opinion is attached as Appendix C to this document.

BancFirst's Financial Advisor's Opinion. Sandler O'Neill & Partners, L.P. has delivered to BancFirst's board of directors its opinion that, as of the date of the merger agreement, the Exchange Ratio was fair to the BancFirst shareholders from a financial point of view. That opinion is attached as Appendix D to this document.

BOARD OF DIRECTORS AND OFFICERS AFTER THE MERGER (SEE PAGE 46)

We have agreed that after the merger, the UNB board of directors will consist of 14 directors with seven of the directors designated by UNB and seven of the directors designated by BancFirst. The directors so designated are identified on page 46. We have agreed to maintain this equal membership until December 31, 2005.

Following the merger, Gary N. Fields, President and Chief Executive Officer of BancFirst, will become Chairman; Roger L. Mann, Chairman, President and Chief Executive Officer of UNB, will become President and Chief Executive Officer; James H. Nicholson, Executive Vice President and Secretary of BancFirst will become Executive Vice President and Chief Operating Officer; and James J. Pennetti, Executive Vice President and Chief Financial Officer of UNB, will become Executive Vice President and Chief Financial Officer.

INTERESTS OF DIRECTORS AND OFFICERS IN THE MERGER (SEE PAGE 59)

Some of the directors and officers of UNB and BancFirst may be considered to have interests in the merger in addition to their interests generally as shareholders of UNB or BancFirst. These interests include the right of certain directors and officers to receive severance payments and extended insurance benefits under the terms of existing employment and change-of-control agreements and the acceleration of vesting of stock options as a result of the merger.

Upon completion of the merger, each unexercised option outstanding under BancFirst's stock option plans will become an option to purchase a number of shares of UNB common stock equal to the number of shares of BancFirst common stock subject to such option multiplied by the Exchange Ratio at an exercise price per share equal to the exercise price per share for BancFirst common stock divided by the Exchange Ratio. As of August 31, 2001, executive officers and directors of BancFirst as a group held options to purchase a total of shares of 238,350 BancFirst common stock.

TAX CONSEQUENCES OF THE MERGER (SEE PAGE 45)

The merger has been structured so as to qualify as a tax-free reorganization for U.S. federal income tax purposes. If the merger qualifies as a tax-free reorganization, BancFirst shareholders will not recognize gain or loss for U.S. federal income tax purposes in the merger except to the extent they receive cash for fractional shares or exercise dissenters' rights.

ACCOUNTING TREATMENT OF THE MERGER  (SEE PAGE 45)

We will account for the merger under the purchase method of accounting for business combinations. For accounting purposes, BancFirst is treated as the acquirer and will record the fair value of UNB's assets and liabilities in its financial statements. Any differences between the purchase price and fair value of the identified net assets will be recorded as goodwill. The income statement will include the income of UNB beginning at the date the merger is completed.

TIME AND LOCATION OF THE UNB SHAREHOLDER MEETING (SEE PAGE 16)

UNB will hold a special meeting of its shareholders to vote on the adoption of the merger agreement. The special meeting will be held:

         ____________________
         _________ local time
         Canton, Ohio

TIME AND LOCATION OF THE BANCFIRST SHAREHOLDER MEETING (SEE PAGE 18)

BancFirst will hold a special meeting of its shareholders to vote on the adoption of the merger agreement. This special meeting will be held:

         _________________
         _________ local time
         Zanesville, Ohio

VOTE REQUIRED TO ADOPT THE AGREEMENT

UNB Shareholders. (See Page 16) Only holders of record of UNB common stock on ______________, 2001 have the right to vote on the merger agreement.

To adopt the merger agreement, the holders of at least two-thirds of the shares of UNB common stock issued and outstanding as of the record date must vote FOR adoption of the merger agreement. As of the record date, UNB's directors, executive officers, and their affiliates beneficially owned ____________ shares (excluding shares subject to options), or approximately _____% of the shares of UNB common stock entitled to vote on the merger agreement. UNB's directors, executive officers and their affiliates are expected to vote these shares in favor of the merger agreement.

As of the record date, none of UNB's directors, executive officers or their affiliates owned any BancFirst common stock.

BancFirst Shareholders. (See Page 18) Only holders of record of BancFirst common stock on _____________, 2001 have the right to vote on adoption of the merger agreement.

To adopt the merger agreement, the holders of at least a majority of the shares of BancFirst common stock issued and outstanding as of the record date must vote FOR adoption of the merger agreement.

As of the record date, BancFirst's directors, executive officers, and their affiliates beneficially owned _____________ shares (excluding shares subject to options), or approximately ___________% of the shares of BancFirst common stock entitled to vote on the merger agreement. BancFirst's directors, executive officers and their affiliates are expected to vote these shares in favor of approval of the merger agreement.

As of the record date, none of BancFirst's directors, executive officers or their affiliates owned any UNB common stock

HOW TO CAST YOUR VOTE IF YOUR SHARES ARE HELD BY A BROKER OR OTHER NOMINEE IN STREET NAME

If your shares are held by your broker or other nominee in street name, your broker may not have authority to vote your shares unless you provide your broker instructions on how you want to vote. Your broker should send a request for such instructions to you or you may request them from your broker.

UNB Shareholders. Your shares will not be voted if you do not provide your broker with voting instructions. Failure to vote your UNB shares on the proposal to adopt the merger agreement will have the same effect as voting against the merger agreement.

BancFirst Shareholders. Your shares will not be voted if you do not provide your broker with voting instructions. Failure to vote your BancFirst shares will have the same effect as voting against adoption of the merger agreement.

HOW TO CHANGE YOUR VOTE

If you want to change your vote, just send the Secretary of UNB or BancFirst, as appropriate, a later-dated, signed proxy card before the special meeting or attend and vote at your company's special meeting. You may also revoke your proxy by sending written notice of revocation to the Secretary of UNB or BancFirst, as appropriate, before your company's special meeting.

UNB Shareholders. (See Page 16) UNB's shareholders should send any later-dated proxy or notice of revocation to:

         UNB Corp.
         220 Market Avenue South
         Canton, Ohio  44702
         Attention:  Secretary

BancFirst Shareholders. (See Page 18) BancFirst's shareholders should send any later-dated proxy or notice of revocation to:

         BancFirst Ohio Corp.
         422 Main Street
         Zanesville, Ohio  43702
         Attention:  Secretary

CONDITIONS TO THE COMPLETION OF MERGER (SEE PAGE 43)

There are a number of conditions that must be met before UNB and BancFirst will be required to complete the merger, including those listed below:

- adoption of the merger agreement by both the UNB shareholders and the BancFirst shareholders;

- approval of the merger by the Board of Governors of the Federal Reserve System and the approval of the merger of our banking subsidiaries by the Office of the Controller of the Currency; and

- receipt from UNB's and BancFirst's tax counsel of opinions that the merger should qualify as a tax-free reorganization.

In addition, UNB and BancFirst have certain termination rights discussed below.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 44)

UNB and BancFirst can agree at any time to terminate the merger agreement without completing the merger, even if the shareholders of both companies have approved it. In addition, either UNB or BancFirst can terminate the merger agreement, without the consent of the other, for reasons including if:

- any governmental agency denies an approval needed to complete the merger or if any governmental authority issues an order blocking the merger;

- the merger is not completed by September 30, 2002, unless the failure to complete the merger by that time is due to the failure to perform the agreements contained in the merger agreement by the party seeking to terminate;

- if the shareholders of either company fail to adopt the merger agreement because the required vote is not obtained at the special meetings or any adjournment or postponement thereof;

- the board of directors of either UNB or BancFirst withdraws, modifies or changes its recommendation that its shareholders vote in favor of adoption of the merger agreement; or

- if the other company fails to perform its obligations under the merger agreement.

NO SHOPPING PROVISIONS (SEE PAGE 41)

Under the terms of the merger agreement, UNB and BancFirst are prohibited from seeking an alternative transaction. Each company has agreed that it will not initiate, solicit or encourage any offers or proposals from third parties for a business combination or for the acquisition of a substantial equity interest or a substantial portion of the assets or business of such company. Each company is also obligated to use its reasonable best efforts to ensure that its directors, officers, employees and agents refrain from engaging in any such action.

In addition, the merger agreement prohibits each company from participating in any negotiations or discussions with, or providing any nonpublic information to, any third party relating to an alternative transaction, except to the extent required for the discharge of the fiduciary duties of its board of directors.

UNB AND BANCFIRST HAVE ENTERED INTO STOCK OPTION AGREEMENTS (SEE PAGE 51)

To increase the likelihood that the merger will be completed, each of UNB and BancFirst has granted the other company an option to purchase up to 14.9% of its outstanding shares. UNB's exercise price for shares of BancFirst is $20.95 per share and BancFirst's exercise price for shares of UNB is $18.50 per share.

These options are intended to discourage third parties from acquiring a significant stake in UNB or BancFirst. The options are not exercisable until the occurrence of certain events relating to the acquisition by a third party of a significant interest in the voting stock or assets of UNB or BancFirst.

The stock option agreements are attached as Appendix B-1 and Appendix B-2 to this document.

DISSENTERS' RIGHTS (SEE PAGE 48)

The shareholders of both companies will be entitled to exercise dissenters' rights under Ohio law by complying with Section 1701.85 of the Ohio Revised Code. Dissenters' rights entitle shareholders of UNB and BancFirst to receive the fair cash value of their shares of UNB or BancFirst.

COMPARATIVE MARKET PRICE INFORMATION

Shares of UNB common stock and BancFirst common stock are quoted on the National Market System of the Nasdaq Stock Market.

The following table sets forth the closing prices per share of UNB common stock and BancFirst common stock (i) on September 5, 2001, the day preceding the public announcement that UNB and BancFirst had entered into the merger agreement, and (ii) ___________, 2001, the last trading day for which closing prices were available at the time of printing this document.


                                         UNB                         BancFirst
           Date                      Common Stock                  Common Stock              Equivalent Per Share
          -----                      ------------                  -------------             --------------------
September 5, 2001            $18.50                        $20.95                         $24.51
________ __, 2001            $                             $                              $
---------------------------- ----------------------------- ------------------------------ ----------------------------

The equivalent per share price reflects the dollar value of the UNB common stock that BancFirst shareholders would receive for each share of their BancFirst common stock, based on the price shown in the table.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following tables present (1) selected historical financial data of each of UNB and BancFirst and (2) selected unaudited pro forma condensed combined consolidated financial information giving effect to the merger.

                       SELECTED HISTORICAL FINANCIAL DATA

The selected historical financial data of UNB and BancFirst is derived from UNB's and BancFirst's audited financial statements for 1996 through 2000 and their unaudited financial statements for the six months ended June 30, 2000 and 2001. This information is only a summary. You should read it in conjunction with the historical financial statements and related notes contained in UNB's and BancFirst's annual reports on Form 10-K, quarterly reports on Form 10-Q and other information filed with the Securities and Exchange Commission. See "Where You Can Find More Information" below.

                                    UNB CORP.


                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                       AT OR FOR THE SIX MONTHS
                                                              Ended June 30,
                                                       ------------------------------
                                                            2001             2000
                                                       -------------    -------------
                                                 (Dollars in Thousands Except per Share Data)
STATEMENT OF INCOME DATA:
   Interest income                                      $     41,296     $     38,728
   Interest expense                                           20,640           20,041
   Net interest income                                        20,656           18,687
   Provision for possible loan losses                            973              370
   Non-interest income                                         7,903            6,897
   Non-interest expense                                       15,429           13,888
                                                       -------------    -------------
   Income before income taxes and effect of                   12,157           11,326
      accounting method change
   Provision for federal income tax                            4,139            3,890
                                                       -------------    -------------
   Income before accounting method change                      8,018            7,436
  Accounting method change - adoption of FAS 133                  14               --
                                                       -------------    -------------
   Net income                                           $      8,004     $      7,436
                                                       =============    =============
PER SHARE DATA: (1)
  Earnings per share:
     Basic                                              $       0.77     $       0.70
     Diluted                                                    0.76             0.70
   Dividends                                                   0.250            0.240
   Book value                                                   7.76             6.75
   Tangible book value                                          7.54             6.48

BALANCE SHEET DATA:
   Total assets                                         $  1,078,695      $ 1,011,990
   Loans                                                     884,900          836,243
   Allowance for possible loan losses                         12,835           12,720
   Securities                                                123,540          126,136
   Deposits                                                  806,891          810,897
   Borrowings                                                183,697          123,658
   Shareholders' equity                                       81,265           70,784

PERFORMANCE RATIOS:
   Return on average assets (5)                                 1.52%            1.51%
   Return on average equity (5)                                20.42            21.10
   Net interest margin                                          4.13             3.97
   Non-interest income to average assets (2)(5)                 1.24             1.19
   Non-interest expense to average assets (3)(5)                2.84             2.71
   Efficiency ratio (4)                                        55.09            54.51

ASSET QUALITY RATIOS:
   Non-performing loans to total loans                          0.21%            0.20%
   Non-performing assets to total assets                        0.35             0.35
   Allowance for possible loan losses to total Loans            1.45             1.52
   Allowance for possible loan losses to non-
      Performing loans                                        676.24           756.24
   Net charge-offs to average loans                             0.10             0.10

CAPITAL RATIOS:
   Avg. shareholders' equity to avg. total assets               7.45%            7.17%
   Tier 1 capital to average total assets                       7.31             6.83
   Total capital to risk-weighted assets                       10.12             9.80

                                                                            AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------------------------------------------
                                                           2000             1999           1998            1997           1996
                                                      -------------    -------------  -------------  -------------  -------------
                                                                        (Dollars in Thousands Except per Share Data)
STATEMENT OF INCOME DATA:
   Interest income                                     $     80,676    $      67,770    $    64,860    $    62,249   $     58,122
   Interest expense                                          42,740           31,440         30,583         30,322         27,826
   Net interest income                                       37,936           36,330         34,277         31,927         30,296
   Provision for possible loan losses                         1,046            2,425          2,748          2,929          3,140
   Non-interest income                                       12,627           15,169         12,079          8,310          7,425
   Non-interest expense                                      27,704           27,487         27,018         23,505         22,153
                                                      -------------    -------------  -------------  -------------  -------------
   Income before income taxes and effect of                  21,813           21,587         16,590         13,803         12,428
      accounting method change
   Provision for federal income tax                           7,543            7,532          5,690          4,797          4,273
                                                      -------------    -------------  -------------  -------------  -------------
   Income before accounting method change                    14,270           14,055         10,900          9,006          8,155
  Accounting method change - adoption of FAS 133                 --               --             --             --             --
                                                      -------------    -------------  -------------  -------------  -------------
   Net income                                          $     14,270    $      14,055    $    10,900   $      9,006   $      8,155
                                                      =============    =============  =============  =============  =============
PER SHARE DATA: (1)
  Earnings per share:
     Basic                                             $       1.36    $        1.30    $      0.96   $       0.78   $       0.71
     Diluted                                                   1.35             1.28           0.94           0.77           0.69
   Dividends                                                  0.480            0.470          0.365          0.325          0.295
   Book value                                                  7.27             6.57           6.46           6.62           6.17
   Tangible book value                                         7.04             6.26           6.07           6.15           5.62

BALANCE SHEET DATA:
   Total assets                                        $  1,053,947    $     970,529    $   868,743   $    826,313   $    809,979
   Loans                                                    875,448          775,491        678,205        632,608        617,602
   Allowance for possible loan losses                        12,760           13,174         11,172          9,650          8,335
   Securities                                               130,891          133,677        134,449        140,838        132,886
   Deposits                                                 827,641          764,234        685,494        649,481        600,664
   Borrowings                                               143,167          128,439        102,882         92,161        131,011
   Shareholders' equity                                      75,928           70,674         71,702         76,520         71,335

PERFORMANCE RATIOS:
   Return on average assets (5)                                1.41%            1.56%          1.27%          1.11%          1.08%
   Return on average equity (5)                               19.76            19.95          14.19          12.20          11.89
   Net interest margin                                         3.93             4.23           4.24           4.16           4.24
   Non-interest income to average assets (2)(5)                1.15             1.23           1.32           1.02            .93
   Non-interest expense to average assets (3)(5)               2.66             2.94           3.04           2.77           2.72
   Efficiency ratio (4)                                       53.98            55.88          57.03          55.83          54.85

ASSET QUALITY RATIOS:
   Non-performing loans to total loans                         0.36%            0.26%          0.22%          0.15%          0.14%
   Non-performing assets to total assets                       0.21             0.24           0.17           0.11           0.10
   Allowance for possible loan losses to total Loans           1.46             1.70           1.66           1.53           1.35
   Allowance for possible loan losses to non-
      Performing loans                                       406.24           662.34         751.31        1021.16         994.63
   Net charge-offs to average loans                            0.18             0.06           0.19           0.26           0.35

CAPITAL RATIOS:
   Avg. shareholders' equity to avg. total assets              7.16%            7.83%          8.99%          9.10%          9.07%
   Tier 1 capital to average total assets                      6.97             7.02           7.41           8.24           7.55
   Total capital to risk-weighted assets                       9.99            10.38          11.46          13.28          13.00


(1) Per share data has been restated to reflect all stock dividends and stock splits.
(2)  Excludes securities gains.
(3) Excludes amortization of intangibles and $593 in 1996 related to the special one-time Savings Association Insurance Fund assessment.
(4) The efficiency ratio is equal to non-interest expense (excluding non-recurring charge) less amortization of intangible assets divided by net interest income determined on a fully tax equivalent basis plus non-interest income less gains or losses on securities transactions.
(5)  These ratios are shown on an annualized basis.

                              BANCFIRST OHIO CORP.
                      SELECTED CONSOLIDATED FINANCIAL DATA



                                                     AT OR FOR THE SIX MONTHS
                                                            ENDED JUNE 30,
                                                  --------------------------------
                                                       2001              2000
                                                  --------------    --------------

STATEMENT OF INCOME DATA:
   Interest income                                $       59,958    $       49,974
   Interest expense                                       37,414            30,770
                                                  --------------    --------------
   Net interest income                                    22,544            19,204
   Provision for possible loan losses                        960               900
   Non-interest income                                     6,836             5,970
   Non-interest expense                                   16,786            15,247
                                                  --------------    --------------
   Income before income taxes and
      extraordinary item                                  11,634             9,027
   Provision for federal income tax                        3,824             2,806
                                                  --------------    --------------
   Income before extraordinary item                        7,810             6,221
   Extraordinary item-prepayment charges on
      early repayment of Federal Home Loan Bank

      Advances, net of tax                                    --                --
                                                  --------------    --------------
   Net income                                     $        7,810    $        6,221
                                                  ==============    ==============

PER SHARE DATA: (1)
  Income before extraordinary item:
     Basic                                        $         0.89    $         0.78
     Diluted                                                0.89              0.78
   Net income:
     Basic                                                  0.89              0.78
     Diluted                                                0.89              0.78
   Dividends                                               0.290             0.276
   Book value                                              12.82             10.81
   Tangible book value                                     10.43              8.12

BALANCE SHEET DATA:

   Total assets                                   $    1,520,960    $    1,622,928
   Loans                                               1,085,848         1,103,821
   Allowance for possible loan losses                     10,263             9,908
   Securities                                            324,613           393,626
   Deposits                                            1,131,366         1,038,427
   Borrowings                                            264,770           473,800
   Shareholders' equity                                  112,040            95,075

PERFORMANCE RATIOS: (4)
   Return on average assets                                 1.01%             0.95%
   Return on average equity                                14.30             15.58
   Net interest margin                                      3.16              3.21
   Interest rate spread                                     2.80              2.92
   Non-interest income to average assets                    0.88              0.91
   Non-interest expense to average assets(2)                2.03              2.20
   Efficiency ratio(3)                                     53.37             56.46

ASSET QUALITY RATIOS: (4)
   Non-performing loans to total loans                      0.87%             0.62%
   Non-performing assets to total assets                    0.74              0.45
   Allowance for possible loan losses to total              0.95              0.90
   loans

   Allowance for possible loan losses to non-
    performing loans                                      108.49            144.54
   Net charge-offs to average loans                         0.16              0.04

CAPITAL RATIOS: (4)

   Shareholders' equity to total assets                     7.37%             5.86%
   Tier 1 capital to average total assets                   7.24              7.48
   Tier 1 capital to risk-weighted assets                  10.46              9.51



                                                                       AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                  --------------------------------------------------------------------------------
                                                       2000             1999              1998             1997             1996
                                                  --------------   --------------   --------------   --------------   --------------
                                                    (Dollars in Thousands Except per Share Data)
STATEMENT OF INCOME DATA:
   Interest income                                $      111,725   $       88,114   $       86,657   $       84,692   $       53,177
   Interest expense                                       70,946           49,647           50,150           48,256           28,630
                                                  --------------   --------------   --------------   --------------   --------------
   Net interest income                                    40,779           38,467           36,507           36,436           24,547
   Provision for possible loan losses                      1,800            1,580            1,225            1,221            1,257
   Non-interest income                                    13,121           10,753            9,948            7,768            6,258
   Non-interest expense                                   31,617           29,651           29,827           26,677           21,235
                                                  --------------   --------------   --------------   --------------   --------------
   Income before income taxes and
      extraordinary item                                  20,483           17,989           15,403           16,306            8,313
   Provision for federal income tax                        6,552            5,685            4,835            5,536            2,354
                                                  --------------   --------------   --------------   --------------   --------------
   Income before extraordinary item                       13,931           12,304           10,568           10,770            5,959
   Extraordinary item-prepayment charges on
      early repayment of Federal Home Loan Bank

      Advances, net of tax                                    --               --              400               --               --
                                                  --------------   --------------   --------------   --------------   --------------
   Net income                                     $       13,931   $       12,304   $       10,168   $       10,770   $        5,959
                                                  ==============   ==============   ==============   ==============   ==============

PER SHARE DATA: (1)
  Income before extraordinary item:
     Basic                                        $         1.67   $         1.50   $         1.26   $         1.29   $         .85
     Diluted                                                1.66             1.50             1.26             1.29             .85
   Net income:
     Basic                                                  1.67             1.50             1.22             1.29             .85
     Diluted                                                1.66             1.50             1.22             1.29             .85
   Dividends                                                 .56              .54              .52              .50             .49
   Book value                                              12.20            10.05            10.56            10.21            9.32
   Tangible book value                                      9.71             8.47             9.12             8.70            7.63

BALANCE SHEET DATA:

   Total assets                                      $ 1,559,601   $    1,274,206   $    1,181,011   $    1,081,618   $   1,056,920
   Loans                                               1,089,651          849,767          777,063          761,027         721,855
   Allowance for possible loan losses                     10,150            7,431            6,643            6,617           6,599
   Securities                                            330,246          331,235          327,615          271,521         284,576
   Deposits                                            1,113,555          799,176          789,622          747,047         732,689
   Borrowings                                            325,368          385,498          296,750          239,449         236,609
   Shareholders' equity                                  107,142           80,108           87,535           85,333          77,894

PERFORMANCE RATIOS: (4)
   Return on average assets                                 0.96%            1.02%            0.89%            0.98%           0.85%
   Return on average equity                                15.42            14.29            11.55            13.20           10.05
   Net interest margin                                      3.09             3.47             3.48             3.55            3.78
   Interest rate spread                                     2.78             3.12             3.05             3.08            3.22
   Non-interest income to average assets                    0.90             0.89             0.88             0.71            0.90
   Non-interest expense to average assets(2)                2.06             2.33             2.36             2.30            2.59
   Efficiency ratio(3)                                     54.66            56.56            56.81            56.67           57.33

ASSET QUALITY RATIOS: (4)
   Non-performing loans to total loans                      0.91%            0.42%            0.48%            0.29%           0.35%
   Non-performing assets to total assets                    0.67             0.30             0.37             0.28            0.29
   Allowance for possible loan losses to total              0.93             0.87             0.85             0.87            0.91
   loans

   Allowance for possible loan losses to non-
    performing loans                                      102.27           208.97           178.29           298.33          257.97
   Net charge-offs to average loans                         0.09             0.10             0.16             0.16            0.19

CAPITAL RATIOS: (4)

   Shareholders' equity to total assets                     6.87%            6.29%            7.41%            7.89%           7.37%
   Tier 1 capital to average total assets                   6.88             7.77             6.52             6.52            6.06
   Tier 1 capital to risk-weighted assets                  10.13            11.37            10.34            10.37           10.08


(1) Per share data has been restated to reflect all stock dividends and stock splits.
(2) Excludes amortization of intangibles and non-recurring charges totaling $1,629 in 1998 for merger, restructuring and branch closing costs and $2,632 in 1996 related to the special one-time Savings Association Insurance Fund assessment and restructuring costs.
(3) The efficiency ratio is equal to non-interest expense (excluding non-recurring charges) less amortization of intangible assets divided by net interest income determined on a fully tax equivalent basis plus non-interest income less gains or losses on securities transactions and non-recurring income.

 (4)  Ratios are shown on an annualized basis.

                 SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED

                              FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information for UNB and BancFirst on an unaudited pro forma condensed combined basis giving effect to the merger applying the purchase method of accounting. This information has been derived from, and should be read in conjunction with, the historical consolidated financial statements and related notes contained in UNB's and BancFirst's annual reports on Form 10-K and quarterly reports and incorporated herein by reference. The pro forma condensed combined financial information may not be indicative of what actual results would have been if the merger had been in effect on the dates indicated or that may be attained in the future. In addition, there may be restructuring and related merger expenses as well as certain costs savings that will result from the merger. These expenses and costs savings are not reflected in the historical financial information and are not reflected in the pro forma condensed combined statement of income.

                                                                                                   At June 30,
                                                                                                      2001
Pro Forma Condensed Combined Consolidated Balance Sheet                                          (In Thousands)
         Total assets                                                                                    $2,717,395
         Loans                                                                                            1,971,455
         Deposits                                                                                         1,939,839
         Borrowings                                                                                         449,031
         Total shareholders' equity                                                                         287,145


                                                                                               For the six months
                                                                                               ended June 30, 2001
                                                                                                 (In thousands,
Pro Forma Condensed Combined Consolidated Statement of Income                                   except per share
                                                                                                      data)
         Net interest income after provision for loan losses                                                $40,482
         Net income before accounting method changes                                                         14,428
         Earnings per common share
            Basic                                                                                              0.65
            Diluted                                                                                            0.65


                                                                                                 For the twelve
                                                                                                  months ended
                                                                                                December 31, 2000
         Net interest income after provision for loan losses                                                $74,299
         Net income                                                                                          25,429
         Earnings per common share
            Basic                                                                                              1.18
            Diluted                                                                                            1.17

                   COMPARATIVE UNAUDITED PER SHARE INFORMATION

The following summarizes the per share information for UNB and BancFirst on an historical, unaudited pro forma combined and pro forma equivalent basis. The "BancFirst pro forma equivalent" amounts are calculated by multiplying the UNB "pro forma combined" per share amounts by 1.325--the number of shares of UNB common stock that BancFirst shareholders will receive in exchange for each share of BancFirst common stock.

The pro forma data does not show what the actual results would have been had the merger occurred at the beginning of the period presented or the results of future operations. In addition, there may be restructuring and merger related expenses as well as certain cost savings that will result from the merger. These expenses and cost savings are not reflected in the historical financial information or in the pro forma per share data below.

                                                                   At or for the six months
                                                                     ended June 30, 2001
Basic earnings per share (1):
         UNB Corp.                                                                  $     0.77
         BancFirst                                                                        0.89
         Consolidated pro forma                                                           0.65
         BancFirst pro forma equivalent                                                   0.86

Diluted earnings per share (1):

         UNB Corp.                                                                  $     0.76
         BancFirst                                                                        0.89
         Consolidated pro forma                                                           0.65
         BancFirst pro forma equivalent                                                   0.86

Cash dividends declared per share (2):

         UNB Corp.                                                                  $     0.25
         BancFirst                                                                        0.29
         Consolidated pro forma                                                           0.25
         BancFirst pro forma equivalent                                                   0.33

Book value per share at period end (3):

         UNB Corp.                                                                  $     7.76
         BancFirst                                                                       12.82
         Consolidated pro forma                                                          13.02
         BancFirst pro forma equivalent                                                  17.25

Tangible book value per share at period end (3):

         UNB Corp.                                                                  $     7.54
         BancFirst                                                                       10.43
         Consolidated pro forma                                                           7.69
         BancFirst pro forma equivalent                                                  10.19


                                                                  At or for the twelve months
                                                                   ended December 31, 2000
Basic earnings per share (1):
         UNB Corp.                                                                  $     1.36
         BancFirst                                                                        1.67
         Consolidated pro forma                                                           1.18
         BancFirst pro forma equivalent                                                   1.56

Diluted earnings per share (1):
         UNB Corp.                                                                  $     1.35
         BancFirst                                                                        1.66
         Consolidated pro forma                                                           1.17
         BancFirst pro forma equivalent                                                   1.55

Cash dividends declared per share (2):

         UNB Corp.                                                                  $     0.48
         BancFirst                                                                        0.56
         Consolidated pro forma                                                           0.48
         BancFirst pro forma equivalent                                                   0.64


(1) The pro forma combined net income per share of UNB Corp. common stock is based upon the combined historical net income for UNB Corp. and BancFirst for the periods indicated divided by the average pro forma fully diluted common shares of the combined companies. BancFirst's proforma equivalent earnings per share represent such amounts multiplied by the Exchange ratio of 1.325.

(2) UNB Corp. pro forma cash dividends per share represent historical cash dividends declared by UNB Corp. and assumes no changes in cash dividend per share. BancFirst pro forma cash dividends per share represent such amounts multiplied by the exchange ratio of 1.325.

(3) UNB Corp. pro forma stated and tangible book value per share amounts are based on the historical total stockholders' equity of the combined companies divided by the total pro forma common shares of the combined companies based on the exchange ratio of 1.325. The BancFirst pro forma equivalent stated book value and tangible book value per share amounts are computed by multiplying the UNB Corp. pro forma amounts by the exchange ratio of 1.325.

                                  RISK FACTORS

In addition to the other information contained in this joint proxy statement and prospectus, you should carefully consider the following risk factors in deciding whether to vote for the merger agreement.

THE VALUE OF UNB SHARES RECEIVED BY BANCFIRST SHAREHOLDERS MAY BE LESS THAN THE VALUE OF THEIR BANCFIRST SHARES DUE TO FLUCTUATING MARKET PRICES.

Upon completion of the merger, the shares of BancFirst common stock will be exchanged for shares of UNB common stock. The ratio at which the shares will be exchanged is fixed, and there will be no adjustment for changes in the market price of UNB common stock or BancFirst common stock. Any change in the price of UNB common stock will affect the value that BancFirst shareholders will receive in the merger. The value of the shares of UNB common stock received by BancFirst shareholders may increase or decrease as the market price of UNB common stock rises or declines. Changes in stock prices may result from a variety of factors that are beyond the control of UNB or BancFirst, including changes in interest rates, the regulatory environment and general market, competitive and economic conditions. Neither party is permitted to abandon or withdraw from the merger solely because of changes in the market price of either party's common stock.

THE VALUE OF UNB SHARES ISSUED TO BANCFIRST SHAREHOLDERS MAY BE GREATER THAN THE VALUE OF THE BANCFIRST SHARES RECEIVED.

If the market price of BancFirst common stock declines in relation to the market price of UNB common stock, UNB will still be obligated to issue 1.325 shares of UNB common stock for each share of BancFirst common stock. Thus, the fixed exchange ratio may result in UNB issuing shares having a greater aggregate value than the aggregate value of the BancFirst shares received.

WE MAY FAIL TO REALIZE THE ANTICIPATED BENEFITS OF THE MERGER.

After the merger, our earnings, financial condition and future growth will depend in part on the successful integration of the operations and personnel of UNB and BancFirst. There can be no assurance that such integration will not result in the loss of customers, deposits or key personnel, the disruption of business operations, the impairment of internal controls, the malfunctioning of data processing and other systems, inconsistent standards, procedures and policies or unexpected costs or time delays in integrating the operations of the companies.

MERGER COULD ADVERSELY AFFECT THE COMBINED COMPANIES' FINANCIAL RESULTS

Although we expect to achieve significant cost savings as a result of the merger, we may be unable to fully realize any of the potential cost savings expected. If so, the combined financial results, including earnings per share, could be adversely affected. We expect to incur substantial expenses related to the merger and annual amortization charges related to identifiable intangible assets and other purchase accounting adjustments.

IF THE MERGER FAILS TO QUALIFY AS A REORGANIZATION, YOU WILL RECOGNIZE GAIN OR LOSS ON YOUR SHARES

We have attempted to structure the merger to qualify as a reorganization under
Section 368(a) of the Internal Revenue Code of 1986, as amended. The Internal Revenue Service has not provided a ruling on the merger. If the merger fails to qualify as a reorganization, BancFirst shareholders would generally recognize gain or loss on each BancFirst share surrendered in the amount of the difference between their basis in such share and the fair market value (as determined by the IRS) of the UNB shares they receive in exchange for such BancFirst shares in the merger.

STOCK OPTION AGREEMENTS MAY DISCOURAGE ALTERNATIVE OFFERS BY THIRD PARTIES

The existence of the stock option agreements described herein could significantly increase the cost to a potential third party purchaser of acquiring UNB or BancFirst, and accordingly discourage alternative offers.

                           FORWARD LOOKING STATEMENTS

Certain statements made in this joint proxy statement and prospectus under the captions entitled "Risk Factors," "the Merger and Merger Agreement" and those preceded by, followed by or that otherwise include the statements "should," "believe," "expect," "anticipate," "intend," "will," "continue," and "estimate" are forward looking statements. These forward looking statements are based upon our current expectations and projections about future events. These forward looking statements are subject to risks, uncertainties and assumptions. Various factors could cause actual results to differ materially from the results anticipated or projected. These factors include, but are not limited to, the following:

     -    expected cost savings and synergies from the merger might not be realized within the expected time frame

     -    revenues following the merger could be lower than expected

     - costs or difficulties related to the integration of the businesses of UNB and BancFirst might be greater than expected

     - deposit attrition, operating costs, customer loss and business disruption after the merger may be greater than expected

     - competitive pressures among depository and other financial services companies may increase significantly

     -    changes in the interest rate environment and the demand for new loans

     - general economic conditions, either nationally or in the markets in which the combined companies will be doing business, may be less favorable than expected

     - new legislation or regulatory changes may adversely affect the businesses of the combined companies

     -    changes in accounting principles, policies or guidelines.

                      SPECIAL MEETING OF UNB SHAREHOLDERS


DATE, TIME, AND PLACE OF THE SPECIAL MEETING

The special meeting of shareholders of UNB is scheduled to be held as follows:

                  Canton, Ohio

PURPOSE OF THE SPECIAL MEETING

The UNB special meeting is being held so that shareholders of UNB may consider and vote upon (1) a proposal to adopt the merger agreement, and (2) any other business that properly comes before the special meeting or any adjournment or postponement of that meeting. Approval of the merger agreement will also constitute approval of the merger and the other transactions contemplated by the merger agreement.

SHAREHOLDER SPECIAL MEETING RECORD DATE

UNB has fixed the close of business on ___________, ______ as the record date for determination of its shareholders entitled to receive notice of and to vote at the special meeting. On the record date, there were ________ shares of UNB common stock outstanding, held by approximately _______ holders of record.

VOTE REQUIRED FOR ADOPTION OF THE MERGER AGREEMENT

Under Ohio law, the affirmative vote of the holders of at least two-thirds of the shares of UNB common stock outstanding on the record date is required to approve the merger agreement. You are entitled to one vote for each share of UNB common stock held by you on the record date.

As of the record date for the special meeting, directors and executive officers of UNB and their affiliates beneficially owned _________ shares of UNB common stock, which represents approximately ______% of all outstanding shares of UNB common stock entitled to vote at the special meeting.

PROXIES AND EFFECT ON VOTE

All shares of UNB common stock represented by properly completed proxies received before or at the special meeting and not revoked will be voted according to the instructions indicated on the proxy card. If a properly completed proxy is returned and no instructions are indicated, the UNB common stock represented by the proxy will be (1) considered present at the special meeting for purposes of determining a quorum and for purposes of calculating the vote, and (2) voted FOR adoption of the merger agreement. You are urged to mark the boxes on the proxy to indicate how to vote your shares.

If a properly completed proxy is returned and the shareholder has specifically abstained from voting on the proposal to adopt the merger agreement, the UNB common stock represented by the proxy will not be considered to have been voted in favor of the proposal. If a broker or other nominee holding shares of UNB common stock in street name signs and returns a proxy but indicates on the proxy that it does not have discretionary authority to vote certain shares on the proposal, those shares will not be considered to have been voted for adoption of the merger agreement.

Because adoption of the merger agreement requires the affirmative vote of at least two-thirds of all shares of UNB common stock outstanding as of the record date, abstentions, failures to vote, and broker non-votes will have the same effect as a vote against the adoption of the proposed merger agreement.

REVOCATION OF PROXIES

You may revoke your proxy at any time before it is voted at the special meeting by:

     -    notifying the Secretary of UNB in writing that the proxy is revoked;

     - sending a later-dated proxy to the Secretary of UNB or giving a later-dated proxy to a person who attends the special meeting; or

     -    appearing in person and voting at the special meeting.

Attendance at the special meeting will not in and of itself constitute revocation of a proxy. You should send any later-dated proxy or notice of revocation of a proxy to:

                                    UNB Corp.
                                    220 Market Avenue South
                                    Canton, Ohio  44702
                                    Attention: Secretary

SOLICITATION OF PROXIES

For UNB shareholders, the proxy that accompanies this document is being solicited by the board of directors of UNB. In addition to solicitations by mail, directors, officers, and regular employees of UNB and its subsidiaries may solicit proxies from shareholders personally or by telephone or other electronic means. Such individuals will not receive any additional compensation for doing so. UNB will bear its own costs of soliciting proxies. UNB also will make arrangements with brokers and other custodians, nominees and fiduciaries to send this document to beneficial owners of UNB common stock and, upon request, will reimburse those brokers and other custodians for their reasonable expenses in forwarding these materials. If deemed necessary, UNB may retain the services of a commercial investor communications firm to assist in the solicitation of proxies.

                    SPECIAL MEETING OF BANCFIRST SHAREHOLDERS

DATE, TIME, AND PLACE OF THE SPECIAL MEETING

The special meeting of shareholders of BancFirst is scheduled to be held as follows:

                                    Zanesville, Ohio

PURPOSE OF THE SPECIAL MEETING

The BancFirst special meeting is being held so that shareholders of BancFirst may consider and vote upon (1) a proposal to adopt the merger agreement and (2) any other business that properly becomes before the special meeting or any adjournment or postponement of that meeting. Approval of the merger agreement will also constitute approval of the merger and the other transactions contemplated by the merger agreement.

If the holders of a majority of the outstanding shares of BancFirst common shares adopt the merger agreement, and other requirements are met, BancFirst will merge with and into UNB. You will receive 1.325 shares of UNB common stock for each share of BancFirst common stock that you hold plus cash (without interest) in lieu of any fraction of a share of UNB common stock that you would be entitled to receive.

SHAREHOLDER SPECIAL MEETING RECORD DATE

BancFirst has fixed the close of business on __________, 2001 as the record date for the determination of BancFirst's shareholders entitled to receive notice of and to vote at the special meeting. On the record date, there were __________ shares of BancFirst common stock outstanding, held by approximately _____holders of record.

VOTE REQUIRED FOR ADOPTION OF THE MERGER AGREEMENT

Under the Articles of Incorporation of BancFirst, the affirmative vote of the holders of at least a majority of the shares of BancFirst common stock outstanding on the record date is required to adopt the merger agreement. You are entitled to one vote for each share of BancFirst common stock held by you on the record date.

As of the record date for the special meeting, directors and executive officers of BancFirst and their affiliates beneficially owned approximately _________ shares of BancFirst common stock, which represents approximately _______% of all outstanding shares of BancFirst common stock entitled to vote at the special meeting.

PROXIES AND EFFECT ON VOTE

All shares of BancFirst common stock represented by properly completed proxies received before or at the special meeting and not revoked will be voted in accordance with the instructions indicated on the proxy card. If a properly completed proxy is returned and no instructions are indicated, the BancFirst common stock represented by the proxy will be (1) considered present at the special meeting for purposes of determining a quorum and for purposes of calculating the vote, and (2) will be voted FOR adoption of the merger agreement. You are urged to mark the boxes on the proxy to indicate how to vote your shares.

If a properly completed proxy is returned and the shareholder has specifically abstained from voting on the proposal to adopt the merger agreement, the common stock represented by the proxy will not be considered to have been voted for adoption of the merger agreement. If a broker or other nominee holding shares of BancFirst common stock in street name signs and returns a proxy but indicates on the proxy that it does not have discretionary authority to vote certain shares on the approval of the merger agreement, those shares will not be considered to have voted for adoption of the merger agreement.

Because adoption of the merger agreement requires the affirmative vote of at least a majority of all shares of BancFirst common stock outstanding as of the record date, abstentions, failures to vote, and broker non-votes will have the same effect as a vote against the adoption of the merger agreement.

REVOCATION OF PROXIES

You may revoke your proxy at any time before it is voted at the special meeting by:

     - notifying the Secretary of BancFirst in writing that the proxy is revoked;

     - sending a later-dated proxy to the Secretary of BancFirst or giving a later-dated proxy to a person who attends the special meeting; or

     -    appearing in person and voting at the special meeting.

Attendance at the special meeting will not in and of itself constitute revocation of a proxy. You should send any later-dated proxy or notice of revocation of a proxy to:

                                    BancFirst Ohio Corp.
                                    422 Main Street
                                    P.O. Box 4658
                                    Zanesville, Ohio  43702
                                    Attention: Secretary

SOLICITATION OF PROXIES

For BancFirst shareholders, the proxy that accompanies this document is being solicited by the board of directors of BancFirst. In addition to solicitations by mail, directors, officers, and regular employees of BancFirst and its subsidiaries may solicit proxies from shareholders personally or by telephone or other electronic means. Such individuals will not receive any additional compensation for doing so. BancFirst will bear its own costs of soliciting proxies. BancFirst also will make arrangements with brokers and other custodians, nominees and fiduciaries to send this document to beneficial owners of BancFirst common stock and, upon request, will reimburse those brokers and other custodians for their reasonable expenses in forwarding these materials. If deemed necessary, BancFirst may retain the services of a commercial investor communications firm to assist in the solicitation of proxies.

You should NOT send in any stock certificates with your proxies. A transmittal form with instructions for the exchange of your BancFirst stock certificates will be mailed to you as soon as practicable after completion of the merger.

                         THE MERGER AND MERGER AGREEMENT

This section describes material terms of the proposed merger. While we believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to UNB or BancFirst shareholders. The Agreement of Merger and Plan of Reorganization attached as Appendix A (the "merger agreement"), including the exhibits thereto, is incorporated in this document by reference. You should read the entire merger agreement, and the other documents referred to herein, carefully and in their entirety for a more complete understanding of the merger.

WHAT BANCFIRST SHAREHOLDERS WILL RECEIVE IN THE MERGER

If UNB's and BancFirst's shareholders approve the merger agreement and the merger is completed, BancFirst will merge with and into UNB and, as a result, UNB will own all the assets and assume all the liabilities of BancFirst. In exchange, BancFirst shareholders will receive 1.325 shares of UNB common stock for each of their shares of BancFirst common stock (referred to as the "Exchange Ratio"). UNB will not issue fractional shares of UNB common stock in the merger. Instead, if a BancFirst shareholder would otherwise be entitled to receive a fraction of a share of UNB common stock, the shareholder instead will receive an amount of cash determined by multiplying the amount of the fractional share by the closing price per share of UNB common stock on The Nasdaq Stock Market on the last trading day before the closing of the merger.

The Exchange Ratio is subject to certain upward or downward adjustments based upon the occurrence of certain events between the date of the merger agreement and the completion of the merger that would result in changes in the number of shares of UNB common stock outstanding. The purpose of any such adjustment is to prevent dilution of the respective interests of the shareholders of BancFirst. If UNB declares a stock dividend or stock split and the record date occurs before the completion of the merger, the parties will adjust the Exchange Ratio to reflect such stock dividend or stock split.

At the effective time of the merger, UNB will assume all outstanding options to purchase shares of BancFirst common stock. As a result, such options will then represent the right to purchase a number of shares of UNB common stock equal to the number of shares of BancFirst common stock that were subject to such options multiplied by the Exchange Ratio and rounded to the nearest whole share. The exercise price per share of UNB common stock under each such option shall be equal to the exercise price per share of the BancFirst common stock that could have been purchased under that option divided by the Exchange Ratio. This right to purchase the amount stated above only applies to those options that are outstanding at the effective time of the merger and that remain unexercised at and after the completion of the merger.

BACKGROUND OF THE MERGER

UNB and BancFirst have from time to time considered possibilities of combining with, acquiring, or being acquired by other financial institutions. Managements of both organizations have from time to time had casual discussions with management of other financial institutions regarding the trend toward consolidation among financial institutions generally and among similarly sized and situated financial institutions specifically.

Roger L. Mann, Chairman, President and Chief Executive Officer of UNB, and Gary
N. Fields, President and Chief Executive Officer of BancFirst, have known each other since at least 1998. Mr. Mann and Mr. Fields met in August, 2000, and discussed the impact on financial institutions of industry consolidation, continuing deterioration of interest margins, common regulatory issues and changes in stock prices and earning multiples. They also discussed the prospects common to all financial institutions of remaining independent in the future.

Mr. Mann and Mr. Fields again met in March, 2001, and informally explored the potential benefits of a possible combination. The discussions centered on the similarity of goals of the two institutions: growth in earnings per share, increased efficiency of operations, and the importance of increasing fee income. Both agreed that a subsequent meeting to continue discussions informally would be beneficial.

A subsequent meeting was held in May, 2001. At that meeting, Mr. Mann and Mr. Fields discussed in more detail the general strengths and weaknesses and the commonality of culture and corporate priorities of their institutions. Both agreed that a subsequent meeting to discuss the potential of combining the institutions would be beneficial.

In June, 2001, Mr. Mann and Mr. Fields met for one-half day to discuss issues regarding a potential combination, including those involving combining boards and management teams, the potential efficiencies that could result from consolidation, and the potential impact on earnings. They also discussed the need for a single, clearly defined chief executive officer to lead the combined institutions after any combination. Both agreed to expand discussions at the next meeting to include James J. Pennetti, Executive Vice President and Chief Financial Officer of UNB and James H. Nicholson, President of BancFirst's banking subsidiary, The First National Bank of Zanesville. At or about this time and from time to time thereafter, Messrs. Mann and Fields informally advised certain members of their respective institution's board of directors of the discussions.

On August 2, 2001, Messrs. Mann, Fields, Pennetti, and Nicholson met and agreed to an outline of the potential terms and structure of such a possible combination as a merger of equals. Each party agreed to contact its legal counsel and potential financial advisors in connection with the potential combination with the goal of beginning preliminary due diligence by each party of the other on August 16, 2001. UNB contacted Stifel, Nicolaus & Company, Incorporated as its potential financial advisor, and BancFirst contacted Sandler O'Neill & Partners, LP as its potential financial advisor.

Thereafter, each party's senior management and representatives of each party's legal counsel and financial advisors conducted due diligence investigations of the business and operations of the other party. Discussions continued between Mr. Mann and senior management of UNB, on one part, and Mr. Fields and senior management of BancFirst, on the other part, as issues arose during these investigations. Also during this time period, senior management of both parties together with their legal counsel began negotiations of the terms on the merger agreement, including the structural and financial terms of the merger.

On August 15, 2001, Messrs. Mann and Pennetti met informally with members of the boards of BancFirst and its banking subsidiary, The First National Bank of Zanesville.

At a regularly scheduled meeting of the BancFirst board held on August 23, 2001, Mr. Fields reviewed the status of the discussions with UNB and the structure of the transaction as a merger of equals. Mr. Nicholson reviewed the status of the due diligence investigations. The board discussed both the structural and financial terms of the merger and authorized the retention of Sandler O'Neill & Partners, L.P. as BancFirst's financial advisor.

On August 30, 2001, there was a special meeting of UNB board of directors. Legal counsel reviewed the directors' duties and responsibilities related to the merger transaction and answered the directors questions related to those duties and responsibilities. Messrs. Fields and Nicholson then made a presentation to the UNB directors and discussed BancFirst and The First National Bank of Zanesville. During this period the terms of the merger agreement, including the Exchange Ratio, and the stock option agreements were finalized on the basis of arm's-length negotiation between the parties.

At a special meeting of UNB board of directors held on September 5, 2001, legal counsel discussed the principal legal terms of the transaction including the merger agreement and the stock option agreements and reviewed the impact of the merger on the executive officers' change of control agreements and other benefit programs. Representatives of UNB's financial advisor discussed strategic alternatives for the company and reviewed the concept of a merger of equals. Representatives of the financial advisor then made a presentation regarding the financial terms and fairness, from a financial point of view, of the Exchange Ratio to holders of UNB common stock. The directors asked numerous questions of the representatives of the financial advisor. After discussion and consideration of numerous factors including those discussed under "Merger Recommendations and Reasons for Merger," the UNB board unanimously adopted resolutions approving and authorizing for execution the merger agreement and the stock option agreements and directing submission of the merger agreement for adoption by the shareholders of UNB with the recommendation that it be adopted.

At a special meeting of the BancFirst board held on September 5, 2001, Mr. Fields reviewed the process of negotiations, background on the reasons for the merger, and the principal financial terms of the merger. Legal counsel summarized the principal legal terms of the transaction, including the merger agreement and stock option agreements. BancFirst's financial advisor made a presentation regarding the financial terms and fairness, from a financial point of view, of the Exchange Ratio to holders of BancFirst common stock. The directors asked numerous questions of the representatives of the financial advisor. After discussion and consideration of numerous factors including those discussed under "Merger Recommendations and Reasons for the Merger," the BancFirst board unanimously adopted resolutions approving and authorizing for execution the merger agreement and the stock option agreements and directing submission of the merger agreement for adoption by shareholders with the recommendation that it be adopted.

The merger agreement and option agreements were entered into on September 5, 2001.

MERGER RECOMMENDATIONS AND REASONS FOR THE MERGER

The merger will create a financial services holding company with total assets of $2.7 billion, deposits of $1.9 billion and shareholders' equity of $287 million. We believe that the combination of our companies will be a complementary strategic fit of our businesses and enable us to compete more effectively with other financial institutions in our markets. The merger will also expand our market area and permit us to offer a broader range of products.

After careful consideration, the boards of directors of UNB and BancFirst have unanimously concluded that the merger will be in the best interests of UNB and BancFirst and their respective shareholders for the following reasons:

     -    expands market area and creates critical mass

     -    enhances ability to compete and broadens product range

     -    results in estimated annual cost savings of approximately $4.3 million

     -    accretive to per share earnings of both companies

     -    increases liquidity for the sale of common stock

     - provides an additional platform for further growth and improves cross selling opportunities.

OPINION OF UNB'S FINANCIAL ADVISOR

UNB has retained Stifel, Nicolaus & Company, Incorporated as its financial advisor in connection with the merger because Stifel is a nationally recognized investment-banking firm with substantial expertise in transactions similar to the merger. Stifel is an investment banking and securities firm with membership on all principal United States' securities exchanges. As part of its investment banking activities, Stifel is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

In connection with the September 5, 2001 meeting of the board of directors of UNB, Stifel rendered its opinion that, as of such date, the exchange ratio pursuant to the merger agreement was fair to the holders of UNB common stock from a financial point of view. Stifel has confirmed its September 5, 2001 opinion by delivery of its written opinion to the UNB board of directors, dated the date of this joint proxy statement and prospectus, that, based upon and subject to the various considerations set forth therein, as of the date hereof the exchange ratio pursuant to the merger agreement is fair to the holders of UNB common stock from a financial point of view.

The full text of Stifel's opinion as of the date hereof, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Annex C to this joint proxy statement and prospectus and is incorporated herein by reference, and should be read in its entirety. The summary of the opinion of Stifel set forth in this document is qualified in its entirety by reference to the full text of such opinion.

No limitations were imposed by UNB on the scope of Stifel's investigation or the procedures to be followed by Stifel in rendering its opinion. Stifel was not requested to and did not make any recommendation to UNB's board of directors as to the form or amount of the consideration to be paid to BancFirst or its shareholders, which was determined through arm's length negotiations between the parties. In arriving at its opinion, Stifel did not ascribe a specific range of values to UNB. Its opinion is based on the financial and comparative analyses described below. Stifel's opinion was directed solely to UNB's board of directors for its use in connection with its consideration of the merger. Stifel's opinion addressed only the fairness of the exchange ratio from a financial point of view, did not address any other aspect of the merger, and was not intended to be and does not constitute a recommendation to any shareholder of UNB as to how such shareholder should vote with respect to the merger. Stifel was not requested to opine as to, and its opinion does not address, UNB's underlying business decision to proceed with or effect the merger or the relative merits of the merger compared to any alternative transaction that might be available to UNB.

In connection with its September 5, 2001 opinion and its written opinion dated the date hereof, Stifel, among other things:

-    reviewed the form of the merger agreement as executed on September 5, 2001;

- reviewed the financial statements of UNB and BancFirst included in their respective 10-Ks for the five years ended December 31, 2000 and their respective 10-Qs for the quarter ended June 30, 2001;

- reviewed certain internal financial analyses and forecasts for UNB and BancFirst prepared by their respective managements;

- conducted conversations with UNB's and BancFirst's senior management regarding their business plans and financial forecasts;

- compared certain financial and securities data of UNB and BancFirst with various other companies whose securities are traded in public markets and reviewed the historical stock prices and trading volumes of the common stock of UNB and BancFirst;

-    reviewed the financial terms of certain other business combinations; and

- conducted such other financial studies, analyses and investigations as it deemed appropriate for purposes of its opinion.

Stifel also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and its knowledge of the commercial banking industry generally.

In rendering its opinion, Stifel relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to it or that was otherwise reviewed by it and did not assume any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to Stifel (including without limitation, projected cost savings and operating synergies resulting from the merger), Stifel assumed that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of UNB and BancFirst as to the future operating and financial performance of UNB and BancFirst, that they would be realized in the amounts and time periods estimated and that they provided a reasonable basis upon which Stifel could form its opinion. Stifel also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either UNB or BancFirst since the date of the last financial statements made available to it. Stifel also assumed, without independent verification and with UNB's consent, that the aggregate allowances for loan losses set forth in the financial statements of UNB and BancFirst are in the aggregate adequate to cover all such losses. Stifel did not make or obtain any independent evaluation, appraisal or physical inspection of UNB's or BancFirst's assets or liabilities, the collateral securing any of such assets or liabilities, or the collectibility of any such assets nor did it review loan or credit files of UNB or BancFirst. Stifel relied on advice of UNB's counsel and information from UNB's accountants as to all legal and accounting matters with respect to UNB, the agreement and the transactions and other matters contained or contemplated therein. Stifel assumed, with UNB's consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the merger will be satisfied and not waived.

In rendering its opinion, Stifel assumed that the merger will be consummated as provided in the merger agreement, will constitute a tax-free reorganization as contemplated by the merger agreement and will be accounted for under the purchase accounting method. Stifel's opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to it as of, the date of its opinion, and does not imply any conclusion as to the price or trading range of the UNB common stock or the BancFirst common stock, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

The financial forecasts furnished to Stifel for UNB and BancFirst and estimates of cost savings and operating synergies resulting from the merger were prepared by the managements of UNB and BancFirst and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. As a matter of policy, UNB and BancFirst do not publicly disclose internal management forecasts, projections or estimates of the type furnished to Stifel in connection with its analysis of the financial terms of the merger, and such forecasts and estimates were not prepared with a view towards public disclosure. These forecasts and estimates were based on numerous variables and assumptions which are inherently uncertain and which may not be within the control of the management of either UNB or BancFirst, including, without limitation, factors related to the integration of UNB and BancFirst and general economic, regulatory and competitive conditions. Accordingly, actual results could vary materially from those set forth in such forecasts and estimates.

In connection with rendering its September 5, 2001 opinion, Stifel performed a variety of financial analyses that are summarized below. Such summary does not purport to be a complete description of such analyses. Stifel believes that its analyses and the summary set forth herein must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and processes underlying its opinions. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In its analyses, Stifel made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of UNB or BancFirst. Any estimates contained in Stifel's analyses are not necessarily indicative of actual future values or results, which may be significantly more or less favorable than suggested by such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the actual prices at which companies or their securities actually may be sold. No company or transaction utilized in Stifel's analyses was identical to UNB or BancFirst or the merger. Accordingly, an analysis of the results described below is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other facts that could affect the public trading value of the companies to which they are being compared. None of the analyses performed by Stifel was assigned a greater significance by Stifel than any other. The analyses described below does not purport to be indicative of actual future results, or to reflect the prices at which UNB common stock or BancFirst common stock may trade in the public markets.

The following is a summary of the financial analyses performed by Stifel in connection with providing its opinion on September 5, 2001. In connection with its written opinion dated as of the date of this joint proxy statement and prospectus, Stifel performed procedures to update certain of its analyses and review the assumptions on which such analyses were based and the factors considered in connection therewith. In updating its opinion, Stifel did not utilize any methods of analysis in addition to those described.

Comparison of Selected Comparable Companies. Stifel reviewed and compared certain multiples and ratios relating to each of UNB and BancFirst to the publicly available corresponding data for a peer group of selected banks which Stifel deemed to be relevant. The group of selected comparable companies consisted of the 57 banks under Stifel's research coverage at June 30, 2001. Stifel presented a comparison of UNB and BancFirst on the basis of various financial ratios and other indicators, including among other things, market price to earnings per share based on GAAP earnings per share ratios for the twelve month periods ended December 31, 2001 and December 31, 2002, and historical price to stated book and tangible stated book values per share. Stifel compared estimated ratios of price to GAAP earnings per share for the twelve month periods ended December 31, 2001 and December 31, 2002 for UNB and BancFirst based on each companies respective management's estimated earnings per share. The price to GAAP earnings per share ratios for the twelve month periods ended December 31, 2001 for UNB, BancFirst and the median of the comparable companies were 12.4x, 12.2x and 13.4x respectively. The price to GAAP earnings per share ratios for December 31, 2002 for UNB, BancFirst and the median of the comparable companies were 11.6x, 10.6x and 11.7x respectively. The price to book value per share ratios for UNB, BancFirst and the median of the comparable companies were 246.0%, 175.0% and 198.9% respectively. The price to tangible book value per share ratios for UNB, BancFirst and the median of the comparable companies were 253.1%, 215.1% and 223.5% respectively. This analysis did not purport to reflect the prices at which shares of UNB or BancFirst common stock may trade.

Pro Forma Effect of the Merger. Stifel reviewed certain estimated future operating and financial information developed by UNB and BancFirst and certain estimated future operating and financial information for the pro forma combined companies resulting from the merger for the twelve month periods ended December 31, 2002 and December 31, 2003. Based on this analysis, Stifel compared certain of UNB's estimated future per share results with such estimated figures for the pro forma combined companies. Stifel compared UNB's estimated future stand-alone GAAP and cash earnings per share with such estimated figures for the pro forma combined companies. On a pro forma basis, the merger is forecast to be accretive to the combined companies' GAAP and cash earnings per share for the twelve month periods ended December 31, 2002 and December 31, 2003. Stifel also reviewed certain historical financial information in order to determine the effect of the merger on UNB's book value and tangible book value. Based on this analysis, at June 30, 2001, on a pro forma basis the merger is forecast to be accretive to the surviving company's book value per share and dilutive to the combined companies' tangible book value per share.

Contribution Analysis. Stifel reviewed certain financial information for UNB and BancFirst for the six month period ended June 30, 2001 including among other things net interest income, provision for loan losses, non-interest income, non-interest expense, net income, cash net income, total assets, total loans, loan loss reserves, total deposits, total equity, total tangible equity and market value. In addition, Stifel reviewed projected net income for the twelve month periods ended December 31, 2001 and December 31, 2002 and projected cash net income for the twelve month period ended December 31, 2002 for UNB and BancFirst prepared by their respective managements. Stifel then compared the financial information for UNB to the pro forma combined figures for UNB and BancFirst. The contribution analysis for these financials indicated that UNB would contribute between 42% and 56% of the pro forma combined figures for UNB and BancFirst. These contributions were compared to the approximately 48% continuing ownership stake that UNB's shareholders would have in the combined companies following the merger.

Selected Comparable Transaction Analysis. Stifel analyzed certain information relating to recent transactions in the banking industry, consisting of 14 mergers of equals announced in the U.S. between April 13, 1998 and June 13, 2001. The selected transactions included the following parties (Survivor / Partner): Virginia Financial Corporation / Virginia Commonwealth Financial Corporation, MB Financial, Inc. / MidCity Financial Corporation, New York Community Bancorp, Inc. / Richmond County Financial Corp., Chemical Financial Corporation / Shoreline Financial Corporation, First Place Financial Corp. / FFY Financial Corp., National Commerce Bancorporation / CCB Financial Corporation, BankIllinois Financial Corporation / First Decatur Bancshares, Incorporated, Fleet Financial Group Inc. / BankBoston Corporation, Santa Barbara Bancorp / Pacific Capital Bancorp, Star Banc Corporation / Firstar Holdings Corporation, Norwest Corporation / Wells Fargo & Company, First Hawaiian Inc. / Bank of the West, Citizens Bancshares Inc. / Mid Am, Inc. and Banc One Corporation / First Chicago NBD Corporation.

Stifel compared certain terms of the merger to the terms of the selected transactions. Such analysis indicated, among other things, that for the selected transactions the premium represented by the exchange ratio in such transactions to market prices ranged from approximately 3.7% to 34.1%, as compared to 10.7% represented by the exchange ratio in the merger. In addition, Stifel also noted the allocation of common stock ownership between the merging companies in the selected transactions ranged from approximately 40% / 60% to 66% / 34% as compared to 48% / 52% in the merger, the pro forma board composition in the selected transactions ranged from approximately 47% / 53% to 73% / 27% compared to 50% / 50% in the merger, and that the proposed arrangements with respect to the management of the combined companies and certain other non-financial issues in the merger were comparable to those of the selected transactions.

Selected Bank Acquisition Analysis. In addition, Stifel analyzed certain information relating to recent acquisitions in the banking industry, consisting of 25 acquisitions announced between August 29, 2000 and August 29, 2001, involving sellers in all regions of the United States with announced transaction values between $100 million and $500 million. Stifel calculated the following ratios with respect to the merger and the selected transactions:

                                                     UNB/                        Selected Bank Acquisitions
                                                  BancFirst

Ratios                                                                                      Median
------                                                                                      ------
Deal Price Per Share/ Book Value Per                193.8%                                  241.0%
Share
Deal Price Per Share/Tangible Book                  238.2%                                  247.6%
Value Per Share
Adjusted Deal Price/6.50%                           206.3%                                  292.4%
   Equity
Deal Price Per Share/Last 12                         13.9x                                  19.1x
   Months Earnings Per Share
Deal Price/Assets                                    16.1%                                  21.7%
Premium over Tangible Book                           11.1%                                  15.9%
   Value/Deposits
Deal Price/Deposits                                  21.7%                                  27.0%

This analysis resulted in a range of imputed values for BancFirst common stock of between $25.62 and $34.34 based on the median multiples for the selected bank acquisitions.

Present Value Analysis. Applying discounted cash flow analysis to the theoretical future earnings and dividends of UNB and BancFirst, Stifel compared the calculated value of an UNB share to the calculated value of the combined companies. The analysis was based upon management's projected earnings growth, a range of assumed price/earnings ratios, and a 15.0%, 17.5% and 20.0% discount rate. Stifel selected the range of terminal price/earnings ratios on the basis of past and current trading multiples for other publicly traded comparable commercial banks. The stand-alone present value of UNB common stock calculated on this basis ranged from $12.00 to $19.00 per share. The present value of one share of common stock in the combined companies under the terms of the agreement calculated on this basis ranged from $13.00 to $20.00 per share.

Discounted Cash Flow Analysis - UNB. Using a discounted cash flow analysis, Stifel estimated the net present value of the future streams of after-tax cash flow that UNB could produce on a stand-alone basis and distribute to UNB's shareholders, referred to below as dividendable net income. In this analysis, Stifel assumed that UNB would perform in accordance with management's estimates and calculated assumed after-tax distributions to a potential acquiror such that its tangible common equity ratio would be maintained at 6.5 percent of assets. Stifel calculated the sum of the assumed perpetual dividendable net income streams per share beginning in the year 2001, discounted to present values at assumed discount rates ranging from 13.0% to 17.0%. This discounted cash flow analysis indicated an implied equity value reference range of $19.00 to $25.00 per share of UNB's common stock. This analysis did not purport to be indicative of actual future results and did not purport to reflect the prices at which shares of UNB's common stock may trade in the public markets. A discounted cash flow analysis was included because it is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates and discount rates.

Discounted Cash Flow Analysis - BancFirst. Using a discounted cash flow analysis, Stifel estimated the net present value of the future streams of after-tax cash flow that BancFirst could produce on a stand-alone basis and distribute to BancFirst's shareholders, referred to below as dividendable net income. In this analysis, Stifel assumed that BancFirst would perform in accordance with management's estimates and calculated assumed after-tax distributions to a potential acquiror such that its tangible common equity ratio would be maintained at 6.5 percent of assets. Stifel calculated the sum of the assumed perpetual dividendable net income streams per share beginning in the year 2001, discounted to present values at assumed discount rates ranging from 13.0% to 17.0%. This discounted cash flow analysis indicated an implied equity value reference range of $27.00 to $35.00 per share of BancFirst's common stock. This analysis did not purport to be indicative of actual future results and did not purport to reflect the prices at which shares of BancFirst's common stock may trade in the public markets.

Discounted Cash Flow Analysis - Combined Companies. In addition, using a discounted cash flow analysis, Stifel estimated the net present value of the future streams of after-tax cash flow that the pro forma combined companies could produce including estimated cost savings and distribute to the combined companies' shareholders, referred to below as dividendable net income. In this analysis, Stifel assumed that the combined companies would perform in accordance with management's estimates and calculated assumed after-tax distributions to a potential acquiror such that its tangible common equity ratio would be maintained at 6.5 percent of assets. Stifel calculated the sum of the assumed perpetual dividendable net income streams per share beginning in the year 2001, discounted to present values at assumed discount rates ranging from 13.0% to 17.0%. This discounted cash flow analysis indicated an implied equity value reference range of $22.00 to $28.00 per share of the combined companies' common stock. This analysis did not purport to be indicative of actual future results and did not purport to reflect the prices at which shares of the combined companies' common stock may trade in the public markets.

As described above, Stifel's opinion was among the many factors taken into consideration by the UNB board of directors in making its determination to approve the merger.

Pursuant to the terms of Stifel's engagement, UNB paid Stifel a nonrefundable cash fee of $150,000 upon the signing of the definitive agreement and a nonrefundable cash fee of $150,000 at the time of mailing of this joint proxy statement and prospectus. In addition, UNB has agreed to pay Stifel an additional fee of 0.50% of the total aggregate consideration paid in the transaction, less the fees already paid, subject to and conditioned upon consummation of the merger. UNB has also agreed to reimburse Stifel for certain out-of-pocket expenses and has agreed to indemnify Stifel, its affiliates and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws.

In the ordinary course of its business, Stifel actively trades equity securities of UNB and BancFirst for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

OPINION OF BANCFIRST'S FINANCIAL ADVISOR

         By letter agreement dated as of August 22, 2001, BancFirst retained Sandler O'Neill as an independent financial advisor in connection with BancFirst's consideration of a possible business combination with UNB. Sandler O'Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O'Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. Sandler O'Neill has acted as an independent financial advisor to BancFirst in connection with BancFirst's general strategic planning and analyses since 1995.

         Pursuant to the terms of the August 22, 2001 agreement, Sandler O'Neill acted as financial advisor to BancFirst in connection with the proposed merger with UNB and, at the request of the BancFirst board, representatives of Sandler O'Neill attended the September 5, 2001 meeting at which the board considered and approved the merger agreement. At that meeting, Sandler O'Neill delivered to the board its written opinion that, as of such date, the exchange ratio was fair to BancFirst shareholders from a financial point of view. Sandler O'Neill has confirmed its September 5th opinion by delivering to the BancFirst board of directors an updated written opinion dated the date of this proxy statement and prospectus, which is substantially identical to the September 5, 2001 opinion. In rendering its updated opinion, Sandler O'Neill confirmed the appropriateness of its reliance on the analyses used to render its earlier opinion by reviewing the assumptions upon which their analyses were based, performing procedures to update certain of their analyses and reviewing the other factors considered in rendering its opinion. The full text of Sandler O'Neill's updated opinion is attached as Appendix D to this joint proxy statement and prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O'Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. We urge you to read the entire opinion carefully in connection with your consideration of the proposed merger.

         Sandler O'Neill's opinion speaks only as of the date of the opinion. The opinion was directed to the BancFirst board of directors for its use in consideration of the merger and is directed only to the fairness of the exchange ratio to BancFirst shareholders from a financial point of view. It does not address the underlying business decision of BancFirst to engage in the merger or any other aspect of the merger and is not a recommendation to any BancFirst shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.

         In connection with rendering its September 5, 2001 opinion, Sandler O'Neill reviewed and considered, among other things:

     (1) the merger agreement and certain of the exhibits thereto;

     (2) the stock option agreements between BancFirst and UNB;

     (3) certain publicly available financial statements and other historical financial information of BancFirst that they deemed relevant;

     (4) certain publicly available financial statements and other historical financial information of UNB that they deemed relevant;

     (5) projected earnings per share estimates for BancFirst for the years ending December 31, 2001 and 2002 provided by management of BancFirst, earnings per share estimates for BancFirst for the years ending December 31, 2001 and 2002 published by I/B/E/S, and the views of senior management of BancFirst, based on limited discussions with members of senior management, regarding BancFirst's business, financial condition, results of operations and future prospects;

     (6) projected earnings per share estimates for UNB for the years ending December 31, 2001 and 2002 provided by management of UNB, earnings per share estimates for UNB for the years ending December 31, 2001 and 2002 published by I/B/E/S, and the views of the senior management of UNB, based on limited discussions with members of senior management, regarding UNB's business, financial condition, results of operations and future prospects;

     (7) the pro forma financial impact of the merger, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by senior managements of BancFirst and UNB;

     (8) the relative contributions of assets, liabilities, equity and earnings of BancFirst and UNB to the resulting institution;

     (9) the publicly reported historical price and trading activity for BancFirst's and UNB's common stock, including a comparison of certain financial and stock market information for BancFirst and UNB with similar publicly available information for certain other companies the securities of which are publicly traded;

     (10) the terms of certain recent business combinations in the financial institutions industry, particularly with respect to business combinations structured as "mergers of equals," to the extent publicly available;

     (11) the current market environment generally and the banking environment in particular; and

     (12) such other information, financial studies, analyses and investigations and financial, economic and market criteria as they considered relevant.

     Sandler O'Neill was not asked to, and did not, solicit indications of interest in a potential transaction from other third parties. The BancFirst board of directors did not limit the investigations made or the procedures followed by Sandler O'Neill in giving its opinion.

         In performing its reviews and analyses and in rendering its opinion, Sandler O'Neill assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it and further relied on the assurances of management of BancFirst and UNB that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Sandler O'Neill was not asked to and did not independently verify the accuracy or completeness of any of such information and they did not assume any responsibility or liability for the accuracy or completeness of any of such information. Sandler O'Neill did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of BancFirst or UNB or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O'Neill is not an expert in the evaluation of allowances for loan losses and it did not made an independent evaluation of the adequacy of the allowance for loan losses of BancFirst or UNB, nor did it review any individual credit files relating to BancFirst or UNB. With BancFirst's consent, Sandler O'Neill assumed that the respective allowances for loan losses for both BancFirst and UNB were adequate to cover such losses and will be adequate on a pro forma basis for the combined companies. In addition, Sandler O'Neill did not conduct any physical inspection of the properties or facilities of BancFirst or UNB. Sandler O'Neill is not an accounting firm and they relied, with BancFirst's consent, on the reports of the independent accountants of BancFirst and UNB for the accuracy and completeness of the audited financial statements furnished to them.

         Sandler O'Neill's opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Sandler O'Neill assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Sandler O'Neill also assumed that there has been no material change in BancFirst's and UNB's assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to them, that BancFirst and UNB will remain as going concerns for all periods relevant to its analyses, and that the merger will be accounted for as a purchase transaction and will qualify as a tax-free reorganization for federal income tax purposes.

         In rendering its September 5, 2001 opinion, Sandler O'Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O'Neill, but is not a complete description of all the analyses underlying Sandler O'Neill's opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O'Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O'Neill's comparative analyses described below is identical to BancFirst or UNB and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of BancFirst or UNB and the companies to which they are being compared.

         The earnings projections used and relied upon by Sandler O'Neill in its analyses were based upon internal projections of BancFirst and UNB. With respect to all such financial projections and estimates and all projections of transaction costs, purchase accounting adjustments and expected cost savings relating to the merger, BancFirst's and UNB's managements confirmed to Sandler O'Neill that they reflected the best currently available estimates and judgments of such managements of the future financial performance of BancFirst and UNB, respectively, and Sandler O'Neill assumed for purposes of its analyses that such performance would be achieved. Sandler O'Neill expressed no opinion as to such financial projections or the assumptions on which they were based. The financial projections furnished to Sandler O'Neill by BancFirst and UNB were prepared for internal purposes only and not with a view towards public disclosure. These projections, as well as the other estimates used by Sandler O'Neill in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.

         In performing its analyses, Sandler O'Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of BancFirst, UNB and Sandler O'Neill. The analyses performed by Sandler O'Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O'Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the BancFirst board of directors at the September 5th meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O'Neill's analyses do not necessarily reflect the value of BancFirst's or UNB's common stock or the prices at which BancFirst's or UNB's common stock may be sold at any time.

         SUMMARY OF PROPOSAL. Sandler O'Neill reviewed the financial terms of the proposed transaction. Based upon the closing price of UNB's common stock on September 4, 2001 of $18.60 and assuming an exchange ratio of 1.325, Sandler O'Neill calculated an implied transaction value of $24.65 per share. The aggregate transaction value was approximately $215 million, based upon 8.79 million fully diluted shares of BancFirst common stock outstanding, which was determined using the treasury stock method at the implied per share transaction value. Sandler O'Neill noted that the transaction value represented a 11.7% premium over the September 4, 2001 closing price of BancFirst's common stock.

         STOCK TRADING HISTORY. Sandler O'Neill reviewed the history of the reported trading prices and volume of BancFirst's common stock and UNB's common stock and the relationship between the movements in the prices of BancFirst's common stock and UNB's common stock, respectively, to movements in certain stock indices, including the Standard & Poor's 500 Index, the Nasdaq Bank Index and the median performance of a composite peer group of publicly traded regional commercial banks selected by Sandler O'Neill. During the one year period ended September 4, 2001, BancFirst's and UNB's common stock outperformed all the indices to which they were compared.

                                                 Beginning Index Value                   Ending Index Value
                                                   September 1, 2000                      September 4, 2001
                                                   -----------------                      -----------------
BancFirst                                                100.00%                                158.45%
Nasdaq Bank Index                                        100.00                                 124.75
Regional Group (1)                                       100.00                                 125.42
S&P 500 Index                                            100.00                                  74.59

     (1) The Regional Group consisted of the 12 commercial banks listed under Comparable Group Analysis below.



                                                Beginning Index Value                    Ending Index Value
                                                  September 1, 2000                       September 4, 2001
                                                  -----------------                       -----------------
UNB                                                     100.00%                                 137.78%
Nasdaq Bank Index                                       100.00                                  124.75
Regional Group (1)                                      100.00                                  125.51
S&P 500 Index                                           100.00                                   74.59

(1) The Regional Group consisted of the following companies: Allegiant Bancorp, Inc., Baylake Corporation, Farmers Capital Bank Corporation, German American Bancorp, Great Southern Bancorp, Inc., Hills Bancorporation, Lakeland Financial Corporation, Main Street Trust, Inc., Peoples Bancorp Inc., PrivateBancorp, Inc., State Financial Services Corporation and S.Y. Bancorp, Inc.

         COMPARABLE COMPANY ANALYSIS. Sandler O'Neill used publicly available information to compare selected financial and market trading information for BancFirst, UNB and two groups of selected financial institutions. The first group consisted of BancFirst, UNB and the following twelve publicly traded regional commercial banks (the "Regional Group"):

Independent Bank Corporation                  Mid-America Bancorp                  First Merchants Corporation
Midwest Banc Holdings, Inc.                   Second Bancorp Inc.                  Republic Bancorp, Inc.
Heartland Financial USA, Inc.                 MBT Financial Corporation            First Busey Corporation
First Oak Brook Bancshares, Inc.              Old Second Bancorp, Inc.             Indiana United Bancorp

         Sandler O'Neill also compared BancFirst and UNB to a group of eleven publicly traded commercial banks that had a return on average equity (based on last twelve months' earnings) greater than 16% and a price-to-tangible book value greater than 230% (the "Highly Valued Group"). The Highly Valued Group was comprised of the following eleven institutions:

Independent Bank Corp.                      United National Bancorp                 Sandy Spring Bancorp, Inc.
Frontier Financial Corp.                    Independent Bank Corp.                  CCBT Financial Cos.
Midwest Banc Holdings Inc.                  Tompkins Trustco Inc.                   Arrow Financial Corp.
Great Southern Bancorp Inc.                 Suffolk Bancorp

         The analysis compared publicly available financial information for BancFirst, UNB and the median data for each of the Regional Group and Highly Valued Group as of and for each of the years ended December 31, 1996 through December 31, 2000 and as of and for the twelve months ended June 30, 2001. The table below sets forth the comparative data as of and for the twelve months ended June 30, 2001, with pricing data as of September 4, 2001.

                                            BANCFIRST           UNB           REGIONALGROUP         HIGHLYVALUEDGROUP
Total assets                                $1,520,960        $1,078,695         $1,520,960               $1,606,545
Tangible equity/total assets                   5.99%             7.32%            7.24%                     6.67%
Intangible assets/total equity                18.65%             2.84%            4.14%                     8.15%
Net loans/total assets                        70.72%            80.84%           67.12%                    63.23%
Gross loans/total deposits                    95.98%           109.67%           92.67%                    89.54%
Total borrowings/total assets                 16.09%            17.03%           15.73%                    18.85%
Non-performing assets/total assets             0.73%             0.33%            0.38%                     0.24%
Loan loss reserve/gross loans                  0.95%             1.45%            1.05%                     1.18%
Net interest margin                            3.07%             4.00%            3.65%                     4.05%
Non-interest income/average assets             0.86%             1.18%            1.02%                     1.03%
Non-interest expense/average assets            2.11%             2.80%            2.80%                     2.82%
Efficiency ratio                              53.22%            54.28%           59.67%                    55.65%
Return on average assets                       0.99%             1.42%            1.03%                     1.30%
Return on average equity                      14.75%            19.45%           13.44%                    18.16%

Price/tangible book value per share          215.63%           245.76%          188.36%                   256.47%
Price/earnings per share                      12.71x            13.14x           14.75x                    14.35x
Dividend yield                                 2.55%             2.64%            2.66%                     2.39%
Dividend payout ratio                         32.38%            34.75%           38.12%                    34.23%



         DISCOUNTED DIVIDEND STREAM AND TERMINAL VALUE ANALYSIS. Sandler O'Neill performed an analysis which estimated the future stream of after-tax dividend flows of BancFirst through December 31, 2004 under various circumstances, assuming BancFirst's projected dividend stream and that BancFirst performed in accordance with the earnings projections reviewed with management. For periods after 2002, Sandler O'Neill assumed an annual growth rate on earning assets of approximately 5%. To approximate the terminal value of BancFirst common stock at December 31, 2004, Sandler O'Neill applied price/earnings multiples ranging from 9x to21x and multiples of tangible book value ranging from 150% to 350%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 15% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of BancFirst common stock. As illustrated in the following table, this analysis indicated an imputed range of values per share of BancFirst common stock of $15.69 to $40.99 when applying the price/earnings multiples and $16.21 to $42.44 when applying multiples of tangible book value. The implied transaction value of the merger as calculated by Sandler O'Neill was $24.65.

                                  Earnings Per Share                                    Tangible Book
                                  ------------------                                    -------------

Discount                  9x               15x              21x             150%            225%            350%
---------
Unit Rate
---------
9%                     $18.78              $29.89          $40.99           $19.40          $28.04          $42.44
12                      17.14               27.24           37.35            17.71           25.57           38.67
15                      15.69               24.90           34.11            16.21           23.37           35.31

         Sandler O'Neill performed a similar analysis which estimated the future stream of after-tax dividend flows of UNB through December 31, 2004 under various circumstances, assuming UNB's projected dividend stream and that UNB performed in accordance with the earnings projections reviewed with management. For periods after 2002, Sandler O'Neill assumed an annual growth rate on earning assets of approximately 5%. To approximate the terminal value of UNB common stock at December 31, 2004, Sandler O'Neill applied price/earnings multiples ranging from 9x to 21x and multiples of tangible book value ranging from 150% to 350%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 15% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of UNB common stock. As illustrated in the following table, this analysis indicated an imputed range of values per share of UNB common stock of $11.54 to $30.14 when applying the price/earnings multiples and $11.71 to $30.62 when applying multiples of tangible book value.

                                    Earnings Per Share                                  Tangible Book
                                    ------------------                                  -------------
Discount Unit Rate          9x                14x             21x           150%            200%            350%
------------------
9%                       $13.81             $20.61            $30.14        $14.01         $18.17          $30.62
12                        12.60              18.79             27.45         12.79          16.57           27.90
15                        11.54              17.18             25.08         11.71          15.15           25.48

         In connection with its analyses, Sandler O'Neill considered and discussed with the BancFirst board of directors how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of assets, net income and dividend payout ratio. Sandler O'Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

         CONTRIBUTION ANALYSIS. Sandler O'Neill reviewed the relative contributions to be made by BancFirst and UNB to the combined companies, based on financial information at and for the twelve months ended June 30, 2001. The percentage of pro forma shares owned was determined using the exchange ratio of
1.325. This analysis indicated that the implied contributions to the combined entity were as follows:

                                                       BancFirst              UNB
                                                       ---------              ---
Total assets                                                58.5%              41.5%
Total cash and securities                                   69.4               30.6
Total net loans                                             55.2               44.8
Total goodwill                                              90.1                9.9
Total deposits                                              58.4               41.6
Total borrowings                                            57.1               42.9
Tangible equity                                             53.6               46.4
Total equity                                                58.0               42.0

Net income                                                  51.1               48.9
2001 estimated net income                                   52.7               47.3
Percentage of pro forma shares owned                        52.5               47.5

         PRO FORMA MERGER ANALYSIS. Sandler O'Neill analyzed certain potential pro forma effects of the merger, based upon (1) an exchange ratio of 1.325, (2) the earnings per share estimates and projections of BancFirst and UNB referred to above, and (3) assumptions regarding the economic environment, accounting and tax treatment of the merger, charges and transaction costs associated with the merger and cost savings determined by the senior managements of BancFirst and UNB. The actual results achieved by the combined companies may vary from projected results and the variations may be material.

                                                         BancFirst                                UNB
                                                         ---------                                ---
                                              Stand-Alone        Pro Forma(1)       Stand Alone       Pro Forma
                                              -----------        ------------       -----------       ---------
Projected 2002 GAAP EPS                             $2.10              $2.08              $1.56             $1.57
Projected 2002 Cash EPS                              2.12               2.24               1.56              1.69
Projected tangible book value at December
31, 2002                                            12.60              11.78               9.06              8.89

--------------------
(1)  Determined by multiplying the BancFirst value by the exchange ratio.

         BancFirst has agreed to pay Sandler O'Neill a transaction fee of approximately $1.1 million in connection with the merger, of which approximately $265,000 has been paid and the balance of which is contingent, and payable, upon closing of the merger. Sandler O'Neill has also received a fee of $100,000 for rendering its opinion, which will be credited against that portion of the fee due upon the closing of the merger. BancFirst has also agreed to indemnify Sandler O'Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

         Sandler O'Neill has in the past provided certain other investment banking services to BancFirst and has received compensation for such services. In the ordinary course of its business as a broker-dealer, Sandler O'Neill may also purchase securities from and sell securities to BancFirst and UNB and may actively trade the debt and equity securities of BancFirst and UNB for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

COMPLETION AND EFFECTIVENESS OF THE MERGER

The merger will be completed when all of the conditions to completion of the merger are satisfied or waived, including the adoption of the merger agreement by the shareholders of UNB and BancFirst, and the receipt of the necessary regulatory approvals. The merger will become effective upon the filing of the certificate of merger with the Ohio Secretary of State. Upon such filing, the name of UNB will be changed to _________________________.

We are working toward completing the merger as quickly as possible. We expect to complete the merger during the first quarter of calendar year 2002.

MERGER OF BANKING SUBSIDIARIES

In connection with the merger, UNB's banking subsidiary, United National Bank & Trust Co., and BancFirst's banking subsidiary, The First National Bank of Zanesville, have entered into a plan of merger pursuant to which The First National Bank of Zanesville will merge with and into

United National Bank & Trust Co., with United National Bank & Trust Co. being the surviving institution. United National Bank & Trust Co. will change its name to __________________. The plan of merger may be terminated by mutual consent of the parties at any time and will be terminated automatically in the event the merger agreement is terminated.

REGULATORY APPROVALS

Before UNB and BancFirst may complete the merger, UNB must receive the approval of the Federal Reserve Board. In addition, if and when the Federal Reserve Board approves the merger, UNB and BancFirst must wait an additional 30 days before completing the merger to allow the U.S. Department of Justice to take further action to delay or block the merger. However, if the Department of Justice does not issue adverse comments during the first 15 days of this period and consents to the shorter waiting period, UNB and BancFirst may complete the merger at that time. UNB filed its application for approval of the merger with the Federal Reserve Board on October 4, 2001. In addition, before the merger of UNB and BancFirst can be completed, the merger of the banking subsidiaries must be approved by the Office of the Comptroller of the Currency. An application for approval of the banking subsidiaries was filed with the Comptroller of the Currency on October 4, 2001.

While UNB expects to receive such approvals, no assurance can be made as to whether or when the approvals will be given.

DISTRIBUTION OF UNB COMMON STOCK

At the time the merger becomes effective, BancFirst will merge into UNB which will be the surviving corporation with its name changed to ____________ and BancFirst will cease to have shareholders. Certificates that represented shares of BancFirst common stock outstanding immediately before the merger (referred to as the "BancFirst Certificates") will then represent the right to receive 1.325 shares of UNB common stock and cash in lieu of a fractional share.

As soon as practicable after the merger, UNB will send former BancFirst shareholders transmittal materials to be used to exchange the BancFirst Certificates. The transmittal materials will contain instructions with respect to the surrender of BancFirst Certificates. You will receive UNB common stock certificates in its new name for your BancFirst Certificates and the amount of cash payable for fractional shares in the merger. Until surrendered, BancFirst Certificates will be deemed to evidence ownership of the whole shares of UNB common stock issuable in exchange therefor. BancFirst common stock held in book entry form will be exchanged automatically.

If UNB declares a dividend on the UNB common stock payable to shareholders of record of UNB as of a record date after the merger, holders of BancFirst Certificates will be entitled to receive that dividend. However, except for the first quarter dividend anticipated to be declared in March 2002, holders of BancFirst Certificates will not actually receive dividends declared by UNB thereafter until they physically deliver the BancFirst Certificates with properly submitted transmittal materials. Upon physical exchange of the BancFirst Certificates, former BancFirst shareholders will be entitled to receive from UNB an amount equal to all such dividends declared and paid with respect to those shares (without interest and less the amount of taxes, if any, that may have been imposed or paid).

After the merger, ownership of shares represented by BancFirst Certificates may be transferred only on the stock transfer records of UNB. After the merger, UNB will not transfer any shares of BancFirst common stock that were issued and outstanding immediately before the merger on the stock transfer books of BancFirst. If, after the merger, a former BancFirst shareholder properly presents BancFirst Certificates to UNB for transfer, UNB will cancel the BancFirst Certificates and issue in exchange certificates for shares of UNB common stock in its new name as provided in the merger agreement.

EFFECT ON SHARES OF UNB COMMON STOCK

Upon completion of the merger, each share of UNB common stock then issued and outstanding (other than UNB shares held by dissenting shareholders) will continue to be one share of UNB common stock. Since the name of UNB will be changed to _________________ upon completion of the merger, certificates for shares of UNB common stock issued after the merger will be issued in the name of ________________. After the merger, UNB shareholders will be required to surrender and exchange their UNB stock certificates for certificates in its new name. Until surrendered, their UNB stock certificates will continue to represent for all corporate purposes an equal number of shares of common stock of the surviving corporation. However, except for the first quarter dividend anticipated to be declared in March 2002, UNB shareholders will not receive dividends payable to holders of record of UNB common stock declared thereafter until they physically deliver their old certificates in exchange for certificates in UNB's new name. You should not send in any stock certificates with your proxies. A transmittal form with instructions for the exchange of your UNB stock certificates for certificates in its new name will be mailed to you as soon as practicable after the merger.

COORDINATION OF DIVIDENDS

Until the completion of the merger, UNB and BancFirst will coordinate with each other regarding the declaration of any dividend or other distributions with respect to their common stock, the record dates and the payment dates, with the intention that neither party will declare more than one dividend or fail to receive one dividend for any single calendar quarter on their respective shares of common stock.

NASDAQ STOCK MARKET QUOTATION

UNB common stock is quoted on the National Market System of the Nasdaq Stock Market. UNB has agreed to cause the shares of UNB common stock to be issued in the merger to be authorized for quotation on the Nasdaq Stock Market. The obligations of both parties to complete the merger are subject to obtaining such authorization.

NO SHOPPING PROVISIONS

Each of UNB and BancFirst have agreed that it will not, and will use its reasonable best efforts to ensure that its directors, officers, employees and agents do not, directly or indirectly:

     - initiate, solicit or encourage or take any action to facilitate the making of any offer or proposal from any third party or a business combination or for the acquisition of a substantial equity interest or a substantial portion of its assets or business (referred to as a "Competing Transaction");

     - enter into any agreement with respect to an unsolicited Competing Transaction; or

     - engage in negotiations or discussions with, or provide any non-public information, to any third party relating to any such transaction, unless its board of directors determines in good faith (having considered the advice of legal counsel and its financial advisors) that it is necessary to do so in order to discharge its fiduciary duties to shareholders.

If either UNB or BancFirst receives, prior to the approval of the merger by its shareholders, an unsolicited proposal or offer for a Competing Transaction which its board of directors determines to be a "Superior Proposal," its board of directors may withdraw its recommendation to shareholders to adopt the merger agreement or recommend the Superior Proposal to its shareholders. A "Superior Proposal" means an unsolicited offer or proposal by a third party for a Competing Transaction which the board of directors of UNB or BancFirst determines in good faith after consultation with its legal counsel and financial advisors is more favorable to the shareholders of UNB or BancFirst, as the case may be, and is reasonably expected to result in a completed transaction.

In the event the board of directors of UNB or BancFirst withdraws its recommendation to shareholders to approve the merger agreement or recommends a Superior Proposal to its shareholders, the other company shall be entitled to
(i) terminate the merger agreement, (ii) receive a payment of $1,000,000 as liquidated damages, and (iii) retain its rights under the Stock Option Agreement (see "Stock Option Agreements" below).

CONDUCT OF BUSINESSES PENDING THE MERGER Except as expressly provided in the merger agreement, the stock option agreements or the merger agreement between our subsidiaries, each of UNB and BancFirst has agreed that until the completion of the merger it will carry on its business in the ordinary course. UNB and BancFirst have each agreed to use all reasonable efforts to preserve intact its business organization and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates.

In addition, each of UNB and BancFirst has agreed that, without the approval of the other, it will not:

     - make any change in its articles of incorporation, regulations or capital stock except as permitted by the merger agreement;

     - sell or pledge any of its capital stock or the capital stock of any subsidiary except pursuant to existing stock option plans;

     - repurchase or redeem any shares of its capital stock or the capital stock of any subsidiary;

     - cancel, release or modify any material indebtedness of any person other than in the ordinary and usual course of business;

     - increase the salary, severance or other compensation payable to, or pay any bonus to, any officer or director, or any other employees, except as consistent with past practice;

     -    enter into or amend any employment agreement or severance agreement;

     - borrow money, except in the ordinary course of business; or to sell, mortgage, or otherwise dispose of any material amount of its property or assets,;

     - make any material acquisition of, or investment in the stock or assets of any other entity not in the ordinary and usual course of business;

     - implement or adopt any change in accounting principles, practices or methods except as required by generally accepted accounting principles; and

     - introduce or change any employee benefit plan, or other plan for the benefit of any of its directors, officers or employees.

CONDITIONS TO CLOSING THE MERGER

The obligations of each of UNB and BancFirst to complete the merger are subject to the fulfillment of certain conditions, including the following:

     - the shareholders of UNB and BancFirst must have adopted the merger agreement;

     - each company's representations and warranties to the other in the merger agreement must have been true as of the date of the merger agreement and must be true as of the closing, except where the failure of such representations and warranties to be true, individually or in the aggregate, does not or would not result in a "Material Adverse Effect" (as defined below) with respect to the breaching party;

     - each company must have performed in all material respects all of the agreements, conditions, and covenants to be completed at or before the closing made by that company in the merger agreement;

     - the shares of UNB common stock to be issued in the merger must have been authorized for quotation on the Nasdaq Stock Market;

     - all regulatory approvals required to complete the merger must have been obtained;

     - UNB and BancFirst must not be subject to any order, decree, or injunction by any court or governmental authority that enjoins or prohibits the completion of the merger;

     - the registration statement of which this prospectus and joint proxy statement is a part must have been declared effective by the Securities and Exchange Commission and must not be subject to a stop order or threatened stop order; and

     - each company must have received from its legal counsel an opinion to the effect that the merger will constitute a tax free reorganization for federal income tax purposes.

The term "Material Adverse Effect" is defined to mean any effect that has a material negative impact on the financial position, results of operations or business of UNB and its subsidiaries, taken as a whole, or, as the case may be, BancFirst and its subsidiaries, taken as a whole; or impair the ability of UNB or BancFirst, as the case may be, to complete the merger or perform its obligations under the merger agreement. The following will not be included in any determination of a Material Adverse Effect: (1) changes in generally accepted accounting principles or regulatory accounting requirements that are applicable to depository institutions and their holding companies; (2) actions and omissions of a party taken with the prior written consent of the other party; (3) changes in economic conditions (including a change in the level of interest rates) applicable to depository institutions; (4) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities; and (5) any changes to valuation policies and practices or restructuring charges in connection with the merger.

TERMINATION

Prior to the completion of the merger, the merger agreement may be terminated by mutual consent of UNB and BancFirst or may be terminated by either of them if:

     - any governmental agency denies an approval needed to complete the merger or any governmental authority issues an order blocking the merger;

     - the shareholders of either company fail to adopt the merger agreement because the required vote was not obtained at the special meetings or any adjournment or postponement thereof;

     - the merger has not been completed by September 30, 2002, unless the failure to complete the merger by that date was caused by the failure of the party seeking to terminate the merger to perform its obligations under the merger agreement;

     - any of the conditions to the obligations of UNB or BancFirst to complete the merger have not been met, provided that the party seeking to terminate has not breached any of its representations, warranties or agreements;

     - the other company fails to perform its obligations under the merger agreement or fails to cure a material breach of any of its representations or warranties in the merger agreement; or

     - the board of directors of the other company withdraws its recommendation to shareholders to adopt the merger agreement or recommends a Superior Proposal.

If either UNB or BancFirst terminates the merger agreement in accordance with its terms, neither generally will be liable to the other, unless the merger agreement is terminated by one company because the board of directors of the other company withdraws its recommendation to shareholders to adopt the merger agreement or recommends a Superior Proposal, in which case the other company is obligated to pay the terminating party the sum of $1,000,000 as liquidated damages. Neither company will be released from liability to the other for any damages arising out of its willful breach of the merger agreement, and the option agreements will remain in force and effect pursuant to their terms.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following summarizes the material federal income tax consequences of the merger and is based on the Internal Revenue Code, the regulations issued under the Internal Revenue Code, existing administrative interpretations, and court decisions. Future legislation, regulations, administrative interpretations, or court decisions could significantly change such authorities either prospectively or retroactively. This summary does not address all aspects of federal income taxation that may be important to you in light of your particular circumstances or if you are subject to special rules, such as rules regarding shareholders who are not citizens or residents of the United States, or who are institutions, or tax-exempt organizations. This discussion also assumes that BancFirst shareholders hold their shares of BancFirst stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code.

It is a condition to the obligations of UNB and BancFirst to complete the merger that UNB shall have received an opinion from Black, McCuskey, Souers & Arbaugh and BancFirst shall have received an opinion from Bricker & Eckler LLP regarding material federal income tax consequences of the merger. UNB and BancFirst believe, based on these opinions, that the merger will have the following federal income tax consequences:

     -    the merger will constitute a "reorganization" within the meaning of
          Section 368(a)(1) of the Internal Revenue Code and UNB and BancFirst will each be a "party to a reorganization" within the meaning of
          Section 368(b);

     - no gain or loss will be recognized by BancFirst shareholders who receive solely shares of UNB; and

     - no gain or loss will be recognized by BancFirst or UNB as a result of the merger.

Due to the complexities of federal, state and local income tax laws, BancFirst shareholders should consult their tax advisors as to the particular tax consequences to them of the merger.

ACCOUNTING TREATMENT

The merger will be accounted for under the purchase method of accounting in accordance with generally accepted accounting principles. This means that UNB and BancFirst will be treated as one company as of the date the merger is completed. For accounting purposes, BancFirst has been determined to be the acquiror and will record the fair value of UNB's assets and liabilities in its financial statements. Any difference between the purchase price and fair value of the identified net assets will be recorded as goodwill. The income statement will include the income of UNB beginning at the date the merger is completed. The unaudited pro forma condensed combined consolidated financial information contained in this joint proxy statement and prospectus has been prepared using the purchase accounting method to account for the merger. See "Unaudited Pro Forma Condensed Combined Consolidated Financial Statements."

RESTRICTIONS ON BANCFIRST AFFILIATES

All shares of UNB common stock received by BancFirst shareholders in the merger will be freely transferable, except that shares of UNB common stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act of 1933) of BancFirst before the merger may only be resold in transactions permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of BancFirst generally include individuals or entities that control, are controlled by, or are under common control with, BancFirst and may include certain officers, directors, and principal shareholders of BancFirst.

This joint proxy statement and prospectus covers UNB common stock to be issued in connection with the merger. It does not cover any resales of UNB common stock to be received by affiliates of BancFirst upon completion of the merger, and no person is authorized to make any use of this joint proxy statement and prospectus in connection with any such resale.

DIRECTORS AND MANAGEMENT AFTER THE MERGER

BOARD OF DIRECTORS OF UNB. The merger agreement provides that the board of directors of UNB following the merger shall consist of 14 persons, seven of whom shall be designated by UNB and seven of whom shall be designated by BancFirst.

The board of directors of UNB will be divided into three classes as nearly equal in number as possible. Each director shall hold office for a term of three years with the term of the classes ending in successive years.

The following table shows each person named by UNB and BancFirst to serve on the board of directors of UNB following the completion of the merger. The table also shows the year in which each director's term of office will expire. Additional information about such persons, as well as the executive officers of UNB and The United National Bank & Trust Co. upon completion of the merger as set forth below, is contained in the respective Annual Reports on Form 10-K of UNB and BancFirst for the year ended December 31, 2000, which reports are incorporated by reference in this document. See "Where You Can Find More Information."

Name                                     Initial Term to Expire                 Designee of:

Louis V. Bockius, III                    2003                                   UNB
William T. Stewart                       2003                                   BancFirst
Marc L. Schneider                        2003                                   UNB
James L. Nichols                         2003                                   BancFirst
Jane Murphy Timken                       2003                                   UNB
William F. Randles                       2004                                   BancFirst
E. Lang D'Atri                           2004                                   UNB
Karl C. Saunders                         2004                                   BancFirst

Russell W. Maier                         2004                                   UNB
John W. Straker, Jr.                     2004                                   BancFirst
Roger L. Mann                            2005                                   UNB
Gary N. Fields                           2005                                   BancFirst
George M. Smart                          2005                                   UNB
Phillip E. Burke                         2005                                   BancFirst

Until December 31, 2005, a committee consisting of two directors designated by BancFirst and one director designated by UNB shall recommend nominees for positions on the board of directors occupied or vacated by a director designated by BancFirst, and a committee consisting of two directors designated by UNB and one director designated by BancFirst shall recommend nominees for positions on the board of directors occupied or vacated by a director designated by UNB. A two-thirds vote of the Nominating Committee is required for a nominee to be recommended for a position on the board of directors. Nominations of directors after December 31, 2005 may be made by the board of directors, subject to compliance with the nomination procedure set forth in the Code of Regulations.

MANAGEMENT. Upon completion of the merger the executive officers of UNB will include executive officers of BancFirst. The executive officers of UNB upon completion of the merger will be as follows:

Executive Officers                          Position
------------------                          --------
Gary N. Fields            Chairman of the Board of Directors
Roger L. Mann             President and Chief Executive Officer
James H. Nicholson        Executive Vice President and Chief Operating Officer
James J. Pennetti         Executive Vice President and Chief Financial Officer


BOARD OF DIRECTORS OF THE BANK. UPON COMPLETION OF THE MERGER, THE FIRST NATIONAL BANK OF ZANESVILLE, N.A. WILL MERGE WITH AND INTO THE UNITED NATIONAL BANK & TRUST CO. WHICH WILL BE THE SURVIVING BANK. ITS INITIAL BOARD OF DIRECTORS WILL CONSIST OF TWELVE (12) MEMBERS, WITH UNB AND BANCFIRST EACH DESIGNATING SIX (6) MEMBERS. THE BANCFIRST DESIGNEES ARE JAMES H. NICHOLSON, WILLIAM F. RANDLES, SUSAN S. HENDERSON, FRANK J. DOSCH, JAMES M. MATESICH AND WARREN W. TYLER. THE UNB DESIGNEES ARE ROGER L. DEVILLE, EDGAR W. JONES, JR., ROGER L. MANN, E. SCOTT ROBERTSON, GEORGE M. SMART AND JANE MURPHY TIMKEN.

MANAGEMENT OF THE BANK. UPON COMPLETION OF THE MERGER OF UNB'S AND BANCFIRST'S BANKING SUBSIDIARIES, THE EXECUTIVE OFFICERS OF THE SURVIVING BANK WILL BE AS
FOLLOWS:

Executive Officers                                        Position
------------------                                        --------
Roger L. Mann                                          Chairman


James H. Nicholson                  President and Chief Executive Officer
James J. Pennetti                   Executive Vice President and Chief Financial Officer
James B. Baemel                     Executive Vice President, Corporate Banking
Scott E. Dodds                      Executive Vice President, Retail Banking
Edward N. Cohn                      Executive Vice President, Systems & Operations;
                                    President, Columbus Division
Thomas J. Selock                    Executive Vice President, Regional Sales Management
Leo E. Doyle                        Executive Vice President, Commercial Loan & Aircraft
Gary L. McLaughlin                  Senior Vice President, Credit Administration

Pursuant to the terms of the merger agreement, the Code of Regulations of UNB following the merger and until December 31, 2005 will require the affirmative vote of three-fourths of the directors then in office to:

     - remove Mr. Mann, Mr. Fields, Mr. Nicholson or Mr. Pennetti from any of their executive positions;

     - change the size of the board of directors or the number of directors to be designated by former BancFirst directors or the number of directors to be designated by UNB directors; or

     - effect any amendment to the Code of Regulations that would conflict with the provisions regarding the removal of the above-named executives, the classification, number or terms of office of directors or the procedure for nominating directors for the board of directors.

DISSENTERS' RIGHTS

The shareholders of UNB and BancFirst will be entitled to dissenters' rights. A shareholder entitled to relief as a dissenting shareholder must comply with the requirements set forth in Section 1701.85 of the Ohio Revised Code. The following summary does not purport to be a complete statement of the method of compliance with Section 1701.85 and is qualified in its entirety by reference to
Section 1701.85, the text of which is attached hereto as Appendix E.

A shareholder who wishes to perfect his rights as a dissenting shareholder in the event the merger agreement is adopted must (a) have been the holder of record of the shares as to which he seeks relief as of the record date for the special meeting of UNB shareholders, if he holds UNB shares, or the record date for the special meeting of BancFirst shareholders, if he holds BancFirst shares,
(b) not have voted his shares in favor of adopting the merger agreement and (c) deliver to UNB, not later than ten days after the application special meeting, a written demand for payment to him of the fair cash value of the shares as to which he seeks relief. Such written demand must state the name of the shareholder, his address, the number of shares as to which he seeks relief and the amount claimed as the fair cash value thereof.

A vote against adoption of the merger agreement will not satisfy the requirements of a written demand for payment as described above. Any written demand for payment should be mailed or delivered to UNB Corp., 220 Market Avenue South, Canton, Ohio 44702, Attention: Secretary.

If UNB sends to a dissenting shareholder, at the address specified in his written demand, a request for the certificates representing the shares as to which he seeks relief, the dissenting shareholder must within fifteen days thereafter deliver the certificates requested. UNB will then endorse the certificates with a legend to the effect that a demand for the fair cash value of the shares represented thereby has been made and promptly return such certificates to the dissenting shareholder. Failure on the part of the dissenting shareholder to deliver such certificates terminates his rights as a dissenting shareholder, at the option of UNB, exercised by written notice of such termination delivered to him within twenty days after the expiration of the fifteen-day period, unless a court, for good cause shown, otherwise directs. Nevertheless, upon such termination, a holder of BancFirst shares will be entitled to receive the shares of UNB common stock issuable to him pursuant to the merger agreement.

Unless the dissenting shareholder and UNB agree on the fair cash value per share as to which relief is sought, either may, within three months after service of the shareholder's written demand, file a complaint in the Court of Common Pleas of Stark County, Ohio. If the court finds that the shareholder is entitled to be paid the fair cash value of any shares, the court may appoint one or more appraisers to receive evidence and to recommend a decision on the amount of the fair cash value.

Fair cash value will be determined as of the day prior to the applicable special meeting, will be the amount a willing seller and willing buyer would accept or pay with neither being under the compulsion to sell or buy, will not exceed the amount specified in the shareholder's written demand, and will exclude any appreciation or depreciation in the market value resulting from the merger. The court will make a finding as to the fair cash value of a share and render judgment against UNB for its payment with interest at such rate and from such date as the court considers equitable. The cost of the proceedings, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable.

The rights of any dissenting shareholder will terminate if (a) he has not complied with Section 1701.85 of the Ohio Revised Code, unless UNB by action of its board of directors waives such failure, (b) UNB abandons or is finally enjoined or prevented from carrying out the merger or the shareholders rescind their adoption of the merger agreement, (c) the shareholder withdraws his demand, with the consent of UNB by action of its board of directors, or (d) UNB and the dissenting shareholder shall not have come to an agreement as to the fair cash value per share, and neither UNB nor the shareholder shall have timely filed or joined in a complaint in an appropriate court for a determination of the fair cash value of the shares.

Because a proxy which does not contain voting instructions will, unless revoked, be voted FOR adoption of the merger agreement, a shareholder who wishes to exercise his dissenters' rights must either not sign or return his proxy or, if he signs his proxy, vote against or abstain from voting on adoption of the merger agreement.

ARTICLES OF INCORPORATION AND CODE OF REGULATIONS

The Articles of Incorporation and the Code of Regulations of UNB as amended and restated will be the governing documents of UNB after the merger. The amended and restated Articles of Incorporation and Code of Regulations were agreed upon by UNB and BancFirst in the merger agreement. Ohio law permits a merger agreement to include the Articles of Incorporation and Code of Regulations (or amendment thereto) of the surviving corporation. Shareholders of UNB and BancFirst will be approving the amended and restated Articles of Incorporation and Code of Regulations of UNB by adopting the merger agreement.

INDEMNIFICATION AND INSURANCE. UNB has agreed to indemnify, defend and hold harmless those directors, officers and employees of BancFirst or any of its subsidiaries who held such positions prior to the completion of the merger against all expenses, judgments, fines, losses, claims, damages or liabilities arising from acts or omissions occurring at or before the effective date, to the fullest extent permitted by Ohio law.

UNB has also agreed that, for a period of six years from the effective date of the merger, it will use its reasonable best efforts to provide directors' and officers' insurance for the present and former officers and directors of BancFirst with respect to claims arising from events occurring prior to the effective date. The insurance provided by UNB must contain at least the same coverage and amounts with terms and conditions no less advantageous than BancFirst's current policy; provided, however, that UNB is not required to expend more than 300% of the current amount expended by BancFirst to maintain or obtain that insurance coverage. If UNB cannot maintain or obtain the required insurance coverage within the 300% limit, it is required to use its reasonable best efforts to obtain as much comparable insurance as is available for that amount. Finally, if UNB merges into or consolidates with any other entity or sells substantially all its assets to another entity, UNB must cause its successors or assigns to assume these obligations.

                         DESCRIPTION OF UNB COMMON STOCK

UNB's authorized capital stock consists of 50 million shares of common stock, without par value. Upon completion of the merger, UNB's authorized capital stock will be increased from 50 million shares of common stock to 100 million shares of common stock. As of August 31, 2001, a total of 10,487,094 shares of UNB common stock were outstanding. UNB expects to issue 11,582,930 shares of UNB common stock in the merger.

Holders of UNB common stock are entitled to dividends out of funds legally available for that purpose when, as, and if declared by UNB's board of directors.

In the case of any liquidation, dissolution or winding up of the affairs of UNB, holders of UNB common stock would be entitled to receive, pro rata, any assets distributable to common shareholders in proportion to the number of shares held by them.

All outstanding shares of UNB common stock are, and the shares to be issued pursuant to the merger will be, when issued, fully paid and non-assessable.

                             STOCK OPTION AGREEMENTS

The following is a summary of certain provisions of stock option agreements. This summary is subject to, and qualified in its entirety by, the complete text of the stock option agreements, which are incorporated by reference and attached as Appendix B-1 and Appendix B-2 to this document.

In connection with the execution and delivery of the merger agreement, UNB and BancFirst entered into:

     - the BancFirst stock option agreement, under which BancFirst granted to UNB an irrevocable option to purchase up to 1,302,533 shares of BancFirst common stock at a price of $20.95 per share; and

     - the UNB stock option agreement, under which UNB granted BancFirst an irrevocable option to purchase up to 1,561,064 shares of UNB common stock at a price of $18.50 per share.

Exercise of the Options.

Among other conditions, the UNB stock option and the BancFirst stock option are each only exercisable upon the occurrence of a Purchase Event. A "Purchase Event" will occur if:

     - Without the prior written consent of the party holding the option, the party granting the option has authorized, recommended or publicly-proposed, or publicly announced an intention to authorize, recommend or propose, or entered into an agreement with any third person to effect (A) a merger, consolidation or similar transaction involving the party granting the option or any of its subsidiaries,
          (B) the disposition, by sale, lease, exchange or otherwise, of assets of the party granting the option or any of its subsidiaries representing in either case 25% or more of its consolidated assets, or
          (C) the issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 20% or more of the voting power of party granting the option or any of its subsidiaries (any of the foregoing an "Acquisition Transaction"); or

     - Any third person or group shall have acquired beneficial ownership of or the right to acquire beneficial ownership of 20% or more of the then outstanding shares of the party granting the option.

Expiration of the Options

Pursuant to each stock option agreement, each option will expire upon the earliest of: (i) consummation of the merger; (ii) termination of the merger agreement in accordance with its terms prior to the occurrence of a Purchase Event (as defined above) or a Preliminary Purchase Event (as defined below);
(iii) if the party granting the option has defaulted in its obligations under the merger agreement, 12 months after the termination of the merger agreement by the party holding the option; and (iv) 12 months after termination of the merger agreement following the occurrence of a Purchase Event or a Preliminary Purchase Event regardless of whether the granting party is in default. A "Preliminary Purchase Event" will occur if:

     - A third person has commenced a tender or exchange offer, or has filed a registration statement under the Securities Act with respect thereto, for purchase of any of the granting party's shares such that, upon consummation of such offer, such person would own or control 15% or more of the granting party's then outstanding shares (such an offer being referred to as a "Tender Offer" and an "Exchange Offer," respectively); or

     - (A) The merger agreement is not approved by the granting party's shareholders, or (B) a meeting for such purpose is not held or is canceled prior to termination of the merger agreement or (C) granting party's board of directors has withdrawn or significantly modified its recommendation to vote for the merger agreement; in each case after it has been publicly announced that a third person has (x) made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction, (y) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer, or (z) filed an application (or given notice), whether in draft or final form, under an applicable banking law for approval to engage in an Acquisition Transaction; or

     - The party granting the option has defaulted in its obligations under the merger agreement entitling the other party to terminate the merger agreement in accordance with its terms after (x) a bona fide proposal is made by any third person to granting party or its shareholders to engage in an Acquisition Transaction, (y) any third person states its intention to the granting party or its shareholders to make a proposal to engage in an Acquisition Transaction if the merger agreement terminates or (z) any third person has filed an application or notice with any applicable governmental entity to engage in an Acquisition Transaction.

Neither party may exercise its option at any time when it is in material breach of the merger agreement such that the other party would be entitled to terminate the merger agreement pursuant to its terms.


Manner of Exercise

If an option becomes exercisable, the party holding the option may exercise it in whole or in part by giving notice following the applicable purchase event and prior to the expiration of the option. The right to exercise the options and certain other rights under the stock option agreement are subject to an extension to obtain required regulatory approvals and comply with applicable regulatory waiting periods. The application filed with the Federal Reserve Board for approval of the merger included a request for approval of the exercise of each Stock Option Agreement pursuant to its terms. See "The Merger" and the "Merger Agreement - Regulatory Approval".

Repurchase and Surrender of the Option

The stock option agreements also provide that at any time after the occurrence of a "Repurchase Event," and upon a request delivered by the holder of the option before the option expires, the party granting the option must repurchase the option and all or any part of the shares received upon the full or partial exercise of the option ("Option Shares"). The term "Repurchase Event" means the sale of assets of the party granting the option representing more than 50% of its consolidated assets or the merger of the party granting the option with a third party in which the party granting the option is not the survivor or its shareholders own less than 50% of the outstanding shares of the survivor after the merger.

The repurchase of an option by the party granting the option will be at a price equal to the amount by which the "Applicable Price" exceeds the option price multiplied by the number of shares for which the option may be exercised. A repurchase of Option Shares will be at a price per share equal to the purchase price paid by the party holding the option. The term "Applicable Price" means the highest of (1) the highest price paid per share of common stock of the party granting the option in connection with the acquisition of 50% or more of such party's outstanding common stock, (2) the price per share of common stock of the party granting the option received by its shareholders in connection with a merger or business combination, or (3) the highest closing sales price per share of common stock of the party granting the option on the Nasdaq Stock Market during the 60 business days immediately preceding the date that notice of the required repurchase is given.

The stock option agreements limit the total profit that the holder of an option may realize in connection with the sale of the Option Shares or the repurchase of the option to $11 million dollars. If a Repurchase Event occurs and the total profit realized by the holder of an option from the sale of the Option Shares or the repurchase of the option is less than $8 million, the party granting the option is obligated to pay the holder the amount by which $8 million exceeds the holder's total profit.

If, before an option expires: (1) the party granting the option enters into a transaction in which it is not the surviving corporation, (2) as a result of a merger or plan of exchange, the capital stock of the party granting the option is exchanged for securities of any other entity or into cash or any other property or represents less than 50% of the outstanding shares and share equivalents of the merged or acquiring company, or (3) the party granting the option sells all or a substantial part of its or its subsidiaries' assets; the option shall be converted into a substitute option, with terms similar to those of the option, to purchase capital stock of the entity that acquires or is the effective successor to the party granting the option or any entity that controls such acquiring or successor entity.

Adjustment for Certain Events

The number of shares issuable upon exercise of each option (the "option shares") is subject to adjustment in the event that any shares of the granting party are issued or otherwise become outstanding or are redeemed, repurchased or retired or otherwise cease to be outstanding after the date of the option agreement so that after such action the number of option shares equals 14.9% of the number of shares of granting party's then outstanding shares (without giving effect to any shares issued or issuable upon exercise of the option). In addition, the number of shares subject to each option will be adjusted in the event of any change in the number of shares of granting party's then outstanding shares by reason of any stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction.

Objectives of the Stock Option Agreement

The objectives of the stock option agreements include:

     - increasing the likelihood that the merger will be completed in accordance with the terms set forth in the merger agreement; and

     - compensating the party holding the option for its expenses, losses, and opportunity costs incurred if the merger is not completed in the event a third person seeks to acquire control of the party granting the option while the merger is pending.

The existence of the options could significantly increase the cost to a potential third party purchaser of acquiring UNB or BancFirst compared to the cost had UNB and BancFirst not entered into the stock option agreements. As a result, the stock option agreements may have the effect of discouraging offers by third parties to acquire UNB or BancFirst, even if such a third party was prepared to offer to pay consideration to BancFirst shareholders that has a higher current market value than the shares of UNB common stock to be received by BancFirst shareholders pursuant to the merger agreement, or a consideration for UNB shares in excess of the current market value of the BancFirst shares for which they are to be exchanged.

To the best knowledge of UNB and BancFirst, as of the date of this joint proxy statement and prospectus, no event creating a right to exercise either option has occurred.

                       COMPARISON OF SHAREHOLDERS' RIGHTS

Both UNB and BancFirst are Ohio corporations and the rights of their respective shareholders are governed by Ohio law. Nevertheless, the shareholders of UNB and BancFirst are subject to certain different corporate governance requirements under the respective Articles of Incorporation and Code of Regulations of UNB and BancFirst. Upon completion of the merger, UNB's Articles of Incorporation and Code of Regulations, as amended and restated, will govern the continuing corporation. The following discussion compares BancFirst's Articles of Incorporation and Code of Regulations to UNB's Articles of Incorporation and Code of Regulations as currently in effect and as amended and restated pursuant to the merger agreement (the "Restated Articles of Incorporation" and the "Restated Code of Regulations"). The following summary is not intended to be complete and is qualified by reference to the Articles of Incorporation and Code of Regulations of BancFirst, the Articles of Incorporation and Code of Regulations of UNB as currently in effect and the Restated Articles of Incorporation and the Restated Code of Regulations of UNB. Copies of these documents are available upon request. See "Where You Can Find More Important Information" below.

AUTHORIZED CAPITAL

The authorized capital stock of BancFirst consists of 20 million shares of common stock. On the record date, there were ______ shares of BancFirst common stock outstanding.

The authorized capital stock of UNB consists of 50 million shares of common stock. On the record date, there were ______ shares of UNB common stock outstanding.

After the merger, the authorized capital stock of UNB will consist of 100 million shares of common stock without par value.

VOTING AND PREEMPTIVE RIGHTS

Holders of UNB common stock and BancFirst common stock are entitled to one vote for each share on each matter submitted for shareholder action, except that BancFirst shares have cumulative voting rights in the election of directors. Holders of UNB common stock and

BancFirst common stock have no preemptive rights. After the merger, shareholders will have cumulative voting rights in the election of directors but will not have preemptive rights to purchase or subscribe to shares. When shares are voted cumulatively, you multiply the number of shares you own by the number of directors to be elected to determine the total number of votes you may cast. You may give any one or more of the nominees any portion of the total number of your votes.

SIZE AND CLASSIFICATION OF THE BOARD OF DIRECTORS

The board of directors of each of UNB and BancFirst is divided into three classes, as nearly equal in number as possible. The directors serve three year terms. The term of office of one class of directors expires each year. The number of directors of BancFirst may not be less than nine nor more than fifteen with the exact number to be fixed by resolution adopted by the affirmative vote of the holders of a majority of the outstanding common stock. Currently, BancFirst's board of directors is composed of nine members. Under UNB's Code of Regulations, the number of directors is fixed at fourteen until changed by the affirmative vote of a majority of the board of directors. UNB's board of directors is currently fixed at thirteen.

After the merger, the board of directors will continue to be divided into three classes, with directors in each class serving staggered three-year terms, so that directors of only one class are elected each year. The Restated Code of Regulations fixes the number of directors at fourteen. Prior to December 31, 2005, the size of the board of directors may be changed by the affirmative vote of three-fourths of the directors then in office, and thereafter by the holders of a majority of the shares present in person or by proxy at a meeting called for the purpose of electing directors.

REMOVAL OF DIRECTORS

Because BancFirst's Code of Regulations contains no express provision with respect to the removal of directors, Ohio law governs the removal of BancFirst directors. Under Ohio law, all the directors may generally be removed without cause by the vote of the holders of a majority of the voting power of the corporation. A single director may be removed without cause by the vote of the holders of a majority of the corporation unless sufficient votes are cast against his removal as would be sufficient to elect one director if voted cumulatively.

Under UNB's current Code of Regulations, a director may be removed from office at any time without cause, by vote of the holders of three-fourths of the outstanding common stock.

After the merger, the removal of a director will continue to require the vote of the holders of three-fourths of the outstanding common stock, except as otherwise provided by law.

SHAREHOLDER NOMINATIONS OF DIRECTORS

Under BancFirst's Code of Regulations, director nominations at any annual meeting of shareholders or at any special meeting of shareholders called for election of directors may be made by BancFirst's board of directors, or by a shareholder who is entitled to vote at the meeting under the following circumstances.

A BancFirst shareholder may make a nomination at a meeting called for the election of directors if, and only if, the shareholder has delivered a notice both to the President of BancFirst and to the

Chairman of the Federal Reserve Board setting forth with respect to each proposed nominee: (1) the nominee's name and address; (2) the nominee's principal occupation; (3) the number of shares of BancFirst capital stock that are owned by the notifying shareholder; (4) the name and address of the notifying shareholder and (5) the total number of shares of BancFirst that will be voted for the proposed nominee or nominees. The notice must be delivered not less than 14 days before the date of the election meeting and not more than 50 days prior to the election meeting.

Neither UNB's current Articles of Incorporation nor its current Code of Regulations contain provisions specifically dealing with shareholder nominations of directors.

The Restated Code of Regulations of UNB which will be in effect after the merger contains provisions regarding shareholder nominations of directors that are substantially identical to those of BancFirst's Code of Regulations.

SHAREHOLDER PROPOSALS

There are no provisions in the Articles of Incorporation or Code of Regulations of BancFirst or UNB or in the Restated Articles of Incorporation or Restated Code of Regulations specifically dealing with shareholder proposals.

APPROVAL OF MERGERS, CONSOLIDATIONS AND SALE OF ASSETS

The Articles of Incorporation of BancFirst require a merger, consolidation or substantial asset sale involving BancFirst to be approved by the vote of the holders of a majority of its outstanding common stock, unless the transaction is a "business combination" with a person or entity owning 10% or more of BancFirst's common stock. "Business combination" includes any merger, consolidation, share exchange, sale of assets, stock issuance, liquidation or reclassification of securities. The Articles of Incorporation of UNB require the vote of the holders of two-thirds of its outstanding common stock to approve any merger, consolidation or substantial asset sale, unless the transaction is a business combination with a person or entity owning 10% or more of UNB's common stock. The BancFirst Articles of Incorporation require a business combination with a 10% shareholder to be approved by the vote of the holders of three-fourths of its outstanding common stock unless (i) the business combination has been approved by two-thirds of the Continuing Directors (generally the directors who are unaffiliated with the 10% shareholder) or (ii) certain "fair price" provisions are satisfied. Unless certain "fair price" provisions are satisfied or the business combination with the 10% shareholder is approved by a majority of Continuing Directors, the Articles of Incorporation of UNB requires a business combination with a 10% shareholder to be approved by the affirmative vote of the holders of (i) three-fourths of its outstanding common stock and (ii) two-thirds of its outstanding common stock excluding the shares owned by the 10% shareholder.

The Restated Articles of Incorporation of UNB will require a merger, consolidation or substantial asset sale not involving a 10% shareholder to be approved by the affirmative vote of the holders of two-thirds of its outstanding common stock. A business combination with a 10% shareholder will require the affirmative vote of the holders of (i) three-fourths of UNB's outstanding common stock and (ii) two-thirds of UNB's outstanding common stock, excluding the shares owned by the 10% shareholder, unless (i) the business combination has been approved by two-thirds of the Continuing Directors or (ii) certain "fair price" provisions are satisfied.

AMENDMENT OF ARTICLES OF INCORPORATION AND CODE OF REGULATIONS

The Articles of Incorporation of BancFirst may be amended by the vote of the holders of shares entitling them to exercise a majority of the voting power of the corporation, except for the amendment of the provisions relating to the indemnification of directors and officers and to business combinations with 10% shareholders, which will require the vote of the holders of three-fourths of the outstanding common stock. To amend the Code of Regulations of BancFirst requires the vote of the holders of a majority of the outstanding common stock of BancFirst. The Articles of Incorporation of UNB may be amended by the vote of the holders of two-thirds of the outstanding shares of its common stock, except for the amendment of the provisions relating to business combinations with a 10% shareholder, which will require the vote of the holders of (i) three-fourths of its outstanding common stock and (ii) two-thirds of its outstanding common stock, excluding the shares owned by the 10% shareholder, unless the amendment is approved by a majority of the Continuing Directors. The Code of Regulations of UNB may be amended by the vote of the holders of a majority of its outstanding common stock.


To amend the Restated Articles of Incorporation of UNB which will be in effect after the merger requires the vote of the holders of two-thirds of its outstanding common stock, except for the amendment of the provisions relating to indemnification of directors and officers, business combinations with 10% shareholders and the vote required to amend such indemnification and business combination provisions, which will require the vote of the holders of three-fourths of its outstanding common stock. The Restated Code of Regulations of UNB may be amended by the vote of the holders of a majority of its outstanding common stock, except that no amendment prior to December 31, 2005, which would conflict with the provisions relating to the number or classification of directors, nominees for election to the board of directors, the composition of committees of the board or the removal of certain executive officers will be effective unless approved by the vote of (i) three-fourths of the directors then in office and (ii) the holders of a majority of its common stock.

SHAREHOLDER RIGHTS AGREEMENT

UNB entered into a Rights Agreement on October 15, 1998 for the benefit of the holders of its common stock. Pursuant to the Rights Agreement, each outstanding share of UNB common stock entitles the record holder to one Right to purchase one share of UNB common stock if either of the following occur:

- there is a public announcement that a person or group of affiliated or associated persons (excluding, among other persons, UNB, any subsidiary of UNB or any employee benefit plan of UNB or any such subsidiary) have acquired beneficial ownership of 15% or more of the outstanding UNB common stock (an "Acquiring Person") other than pursuant to certain permitted offerings; or

- there is commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person.

Within 10 business days following the occurrence of one of the foregoing events, separate Right certificates will be issued evidencing the rights associated with each such share, and thereafter the Rights will be transferable pursuant to the Right certificates separately from the common stock. Until then, the Rights are transferable only with the associated shares of UNB common stock.

Following the distribution of Right certificates, each Right will be exercisable to purchase one share of UNB common stock for $60.00. Once a person becomes an Acquiring Person by acquiring beneficial ownership of 15% or more of UNB's outstanding common stock, the rights would permit holders of UNB common stock, other than the Acquiring Person, to purchase for $60.00 additional shares of UNB common stock having a then market value of $120.00. In addition, if, after any person has acquired such beneficial ownership, (i) UNB is involved in a merger or other business combination with the Acquiring Person or (ii) UNB sells or otherwise transfers assets or earning power aggregating more than 50% of the assets or earning power of UNB to the acquiring person, then each right will entitle the holder to purchase for $60.00 a number of shares of common stock of the other party to such business combination or sale having a then market value of $120.00.

The shares of UNB common stock to be issued in the merger will be issued with these Rights, and the stock certificates evidencing the common stock will contain a legend referring to the Rights Agreement. The Rights will expire on October 26, 2008 unless extended or earlier redeemed pursuant to the terms of the Rights Agreement.

                            STATE ANTI-TAKEOVER LAWS

CONTROL SHARE ACQUISITION STATUTE

Ohio has enacted a control share acquisition statute which provides that any acquisition of at least twenty percent (20%) of the voting power of a corporation, by tender offer or otherwise, including open market purchases, shall be made only with the prior authorization of the shareholders of the corporation after the corporation has received an acquiring person's statement at the corporation's executive offices. Within 10 days after the receipt of the acquiring person's statement, the board of directors of the corporation is required to call a special meeting of shareholders to vote on the acquisition within 50 days of the receipt of the acquiring person's statement. The acquisition must be approved by the holders of a majority of the outstanding voting shares of the corporation represented at such meeting and by the holders of a majority of the portion of such shares outstanding excluding the shares of the acquiring person, and must be consummated within 360 days after shareholder approval. Thus, because of this statute, it may be more difficult for persons seeking to acquire more than twenty percent (20%) of stock to do so.

MERGER MORATORIUM STATUTE

The Ohio Merger Moratorium Statute governs business combinations and other transactions between an Ohio public company (such as UNB and BancFirst) and an "interested shareholder." An interested shareholder is a person who beneficially owns or has the right to vote 10% or more of the company's outstanding shares and who acquired the shares or voting rights without the prior approval of its board of directors. For three years after a person becomes an interested shareholder, the following transactions between the company and the interested shareholder or persons related to that shareholder are prohibited:

          -    the sale or merger of any interest in assets;

          -    mergers and similar transactions;

          -    a voluntary dissolution;

          - the issuance or transfer of shares or any rights to acquire shares in excess of 5% of the company's outstanding shares;

          - a transaction that increases the interested shareholder's proportionate ownership of the company; and

          - any other benefit that is not shared proportionately by all shareholders.

After three years, transactions between the company and an interested shareholder generally require:

          - approval by at least two-thirds shareholder vote, and by a majority of shares not owned or controlled by the interested shareholder; or

          - satisfaction of the statutory fair price requirements that apply to shares held by persons other than the interested shareholder.

                       INTERESTS OF CERTAIN DIRECTORS AND
                        EXECUTIVE OFFICERS IN THE MERGER

UNB CHANGE IN CONTROL AGREEMENTS

UNB has severance agreements with Roger L. Mann, James J. Pennetti, Leo E. Doyle, Robert M. Sweeney and Scott E. Dodds which entitle each of them to receive severance benefits in the event of the termination of his employment by UNB other than for "cause" (as defined therein) or his resignation in response to a reduction in responsibilities, authority, position or compensation or relocation of his place of work within three years following a change in control. In addition, each of them is entitled to receive severance benefits if he resigns in response to a change in control during the ninety day period beginning six months after a change in control of UNB.

Upon such termination of employment, UNB would be obligated to make a lump sum payment to the terminated officer equal to 300% of (i) his then current base salary, plus (ii) the average of the bonuses or incentive compensation awarded for the three calendar years immediately preceding the year in which the change in control occurred. In addition, each would be entitled to receive an additional payment (the "gross up") sufficient to cover any tax imposed by
Section 280G of the Internal Revenue Code on the severance payments or other benefits. UNB would also be required to continue to provide life, health and insurance coverage for a period of 36 months following such termination of employment. The merger constitutes a change in control under the severance agreements.

The United National Bank & Trust Co. has salary continuation agreements with Messrs. Mann, Pennetti, Doyle and Dodds that provide supplementary retirements upon retirement at or after normal retirement age. The payment of these supplemental retirement benefits is accelerated upon termination of employment within three years following a change in control of UNB. No benefits are payable under the salary continuation agreements if the officer's employment is terminated for "cause" (as defined in the severance agreements) or he is removed from office pursuant to an order issued under the Federal Deposit Insurance Act, or if a receiver is appointed for the bank under the Federal Deposit Insurance Act or the Federal Deposit Insurance Corporation enters into an agreement to provide assistance to the bank under the Federal Deposit Insurance Act. If an officer becomes entitled to receive benefits upon termination of employment following a change in control such as the merger, the bank would be obligated to make a lump sum payment of $1,441,874 to Mr. Mann, $652,190 to Mr. Pennetti, $668,473 to Mr. Doyle and from $311,000 to $326,280 to Mr. Dodds, depending upon the year in which such termination of employment occurred. Each of Messrs. Mann and Pennetti has agreed to waive his right to receive benefits under the severance and salary continuation agreements if he voluntarily terminates his employment following the merger for any reason other than a reduction in responsibilities, authority or compensation or relocation of his place of work.

BANCFIRST EXECUTIVE RETENTION PLAN

Certain BancFirst executives participate in an Executive Retention Plan, the purpose of which is to retain executives in the management of BancFirst through a change in control. Participating executives who remain in employment through a change in control will be entitled to a severance benefit if their employment is terminated within 24 months after the change in control. For this purpose, termination includes a severance of employment, a reduction in base salary, a material reduction in fringe benefits, or a material breach by the company of any employment related agreement with the executive. The merger will constitute a change in control within the meaning of the Executive Retention Plan. The severance benefit is the smaller of 200 percent of annual base salary or the maximum amount that may be paid without incurring an excise tax imposed by section 280G or 4999 of the Internal Revenue Code. Participating executives include Gary N. Fields, James H. Nicholson, Edward N. Cohn, Kim M. Taylor, James
B. Baemel, Gary L. McGlaughlin and Thomas J. Selock.

STOCK OPTIONS

Under the terms of UNB's stock option plans, certain previously awarded but unvested stock options and performance units will vest at the time the merger is completed. The vesting of stock options for shares of UNB common stock granted to Messrs. Mann, Pennetti, Doyle, Sweeney and Dodds would accelerate as to 138,422 shares, 71,351 shares, 58,057 shares, 5,800 shares and 35,970 shares, respectively.

On October 5, 2001, the compensation committee of BancFirst's board of directors took action modifying outstanding, unvested awards under BancFirst's 1997 Omnibus Stock Incentive Plan and amending BancFirst's 1997 Bonus Shares Program to vest awards and matching bonus shares thereunder upon the effective time of the merger in order to retain employees through the merger and to correct differences between BancFirst's employee stock programs and UNB employee stock programs after the merger. UNB consented to the action taken.

                               SECURITY OWNERSHIP

UNB SHARE OWNERSHIP INFORMATION

The following table sets forth information as of August 31, 2001 with respect to each person known to UNB to be beneficial owners of more than 5% of UNB's outstanding common stock.


Name and Address                                                  Number of Shares             Percent of Class
----------------                                                  ----------------             ----------------
The United National Bank & Trust Co., Trustee                     1,953,818(1)                 18.6%
220 Market Avenue South
Canton, Ohio  44702

-----------------

(1)Has sole investment power as to ______ shares, sole voting power as to ______ shares, shared investment power as to ______ shares and shared voting power as to _______ shares.


The following table sets forth information as of August 31, 2001 with respect to the shares of UNB common stock owned beneficially by each director, each of the named executive officers and all directors and executive officers of UNB as a group.

Name                                              Number of Shares(1)                Percent of Class
Louis V.  Bockius, III                              81,528(1)                        (3)
E. Lang D'Atri                                      77,444(1)                        (3)
Roger L. DeVille                                    59,754                           (3)
Scott E. Dodds                                      12,340                           (3)
Leo E. Doyle                                        98,979                           (3)
Robert J. Gasser                                   136,873(1)                        1.30%
Nan B. Johnston                                      4,572                           (3)
Edgar W. Jones, Jr.                                170,333(2)                        1.62%
Russell W. Maier                                    25,432                           (3)
Robert L. Mang                                     263,989                           2.51%
Roger L. Mann                                       47,373                           (3)
James Pennetti                                     115,556                           1.10%
E. Scott Robertson                                  12,928                           (3)
Marc L. Schneider                                   39,210                           (3)

Robert M. Sweeney                                  106,881                           1.01%
George M. Smart                                      5,456                           (3)
Jane M. Timken                                       2,071                           (3)


All Directors and Executive Officers as a Group  1,260,719                           12.02%

---------------

(1)Includes shares subject to options exercisable within 60 days by Mr. Bockius as to 3,000 shares, Mr. D'Atri as to 6,000 shares, Mr. DeVille as to 2,000 shares, Mr. Dodds as to 10,313 shares, Mr. Doyle as to 37,175 shares, Mr. Gasser as to 4,400 shares, Mrs. Johnston as to 4,400 shares, Mr. Jones as to 6,000 shares, Mr. Maier as to 5,400 shares, Mr. Mang as to 142,472 shares, Mr. Mann as to 37,842 shares, Mr. Pennetti as to 65,789 shares, Mr. Robertson as to 4,400 shares, Mr. Schneider as to 4,400 shares, Mr. Sweeney as to 71,879 shares, Mr. Smart as to 2,000 shares and Mrs. Timken as to 2,000 shares.

(2)Includes 10,332 held in trust as to which Mr. Jones has voting power.

(3)Percentage ownership is less than 1%.

BANCFIRST SHARE OWNERSHIP INFORMATION

The following table sets forth information as of September 30, 2001 with respect to each person known to BancFirst to be beneficial owners of more than 5% of BancFirst's outstanding common stock.

Name and Address                                                  Number of Shares             Percent of Class
----------------                                                  ----------------             ----------------
First Financial Services Group, N.A., Trustee                     685,052(1)                           7.84%
422 Main Street
Zanesville, Ohio  43702-2668

J. W. Straker, Sr.                                                500,000                              5.72%
4120 Harbor Oaks Court
Bonita Springs, Florida  34134

---------------

(1)Has sole investment power as to 282,373 shares and sole voting power as to 127,740 shares.

The following table sets forth information as of September 30, 2001 with respect to the shares of BancFirst common stock beneficially owned by each director, the five most highly compensated executive officers and all directors and executive officers as a group.

Name                                                              Number of Shares             Percent of Class
----                                                              ----------------             ----------------
Phillip E. Burke                                                  20,149                       (2)
Gary N. Fields                                                    68,079(1)                    (2)
James M. Matesich                                                 6,132                        (2)
James L. Nichols                                                  16,797                       (2)
James H. Nicholson                                                64,143(1)                    (2)
William F. Randles                                                30,109                       (2)
Karl C. Saunders                                                  26,594                       (2)
William T. Stewart                                                37,682                       (2)
John W. Straker, Jr.                                              510,984                      5.85%
Edward N. Cohn                                                    66,627(1)                    (2)
Kim M. Taylor                                                     30,821(1)                    (2)
Gary L. McLaughlin                                                33,890(1)                    (2)

All Directors and Executive Officers as a Group                   957,162                      10.95%
(21 Persons)

---------------

(1)Includes shares subject to options exercisable within 60 days by Mr. Fields as to 43,365 shares, Mr. Nicholson as to 42,813 shares, Mr. Cohn as to 37,340 shares, Mr. Taylor as to 15,294 shares and Mr. McLaughlin as to 14,324 shares.

(2)Percentage ownership is less than 1%.

                                     EXPERTS

The consolidated financial statements of UNB at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, incorporated by reference in this document and elsewhere in the Registration Statement of which this document is a part, have been audited by Crowe, Chizek and Company LLP, independent auditors, as stated in their report and are incorporated by reference in this document in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of BancFirst at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, incorporated by reference in this joint proxy statement and prospectus and elsewhere in the Registration Statement of which this joint proxy statement and prospectus is a part, have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their report and are incorporated by reference in this document in reliance upon such report given on the authority of that firm as experts in accounting and auditing.

                                 LEGAL OPINIONS

Certain legal matters in connection with the proposed merger will be passed upon for UNB by Black, McCuskey, Souers & Arbaugh of Canton, Ohio, and for BancFirst by Bricker & Eckler LLP of Columbus, Ohio.

                       WHERE YOU CAN FIND MORE INFORMATION

UNB has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission ("SEC") the offering of UNB common stock to be issued by UNB in the merger. This joint proxy statement and prospectus is a part of that registration statement. As allowed by Securities and Exchange Commission rules, this joint proxy statement and prospectus does not contain all of the information contained in the registration statement or the exhibits to the registration statement. This means that this joint proxy statement and prospectus incorporates important business and financial information about UNB and BancFirst that is not included in or delivered with this document.

UNB and BancFirst are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, each files annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information that UNB or BancFirst files at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, DC 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. UNB's and BancFirst's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at HTTP://WWW.SEC.GOV. That web site provides access to reports, proxy and information statements, and other information regarding companies that file electronically with the SEC.

The SEC allows UNB and BancFirst to incorporate by reference information into this joint proxy statement and prospectus. This means that UNB and BancFirst can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this joint proxy statement and prospectus, except for any information superseded by information in this joint proxy statement and prospectus. This joint proxy statement and prospectus incorporates by reference the documents set forth below that UNB and BancFirst have previously filed with the SEC. These documents contain important information about UNB and BancFirst and their finances.

UNB SEC Filings (File NO. 0-13270)                           Period
----------------------------------                           ------
Annual Report on Form 10-K                                   Year ended December 31, 2000
Quarterly Reports on Form 10-Q                               Quarters ended March 31, 2001 and June 30, 2001

Current Report on Form 8-K                                   Dated June 15, 2001
Current Report on Form 8-K                                   Dated September 5, 2001

BancFirst SEC Filings (File No. 0-18840)                     Period
----------------------------------------                     ------
Annual Report on Form 10-K                                   Year ended December 31, 2000
Quarterly Reports on Form 10-Q                               Quarters ended March 31 and June 30, 2001
Current Reports on Form 8-K                                  Filed on September 6, 2001

All documents subsequently filed by UNB and BancFirst with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14, and 15 of the Securities Exchange Act of 1934 between the date of this joint proxy statement and prospectus and the date of the later of the special meeting of shareholders of UNB or BancFirst are also incorporated by reference into this joint proxy statement and prospectus.

Documents incorporated by reference are available from UNB and BancFirst without charge to UNB and BancFirst shareholders. You may obtain documents incorporated by reference in this joint proxy statement and prospectus by requesting them in writing or by telephone from the appropriate party at the following addresses:

         UNB Corp.                           BancFirst Ohio Corp.
         Attention:                          Attention:
         220 Market Avenue South             422 Main Street
         Canton, Ohio  44702                 Zanesville, Ohio  43702
         Telephone: (330) 438-1212           Telephone: (740) 452-8444


To obtain timely delivery of this information, you must request the information no later than five business days before the date of the UNB or BancFirst special meeting at which you are requested to vote.

You should rely only on the information contained or incorporated by reference in this joint proxy statement and prospectus to vote on the merger. Neither UNB nor BancFirst has authorized anyone to provide you with information that is different from what is contained in this joint proxy statement and prospectus.


This joint proxy statement and prospectus is dated as of the date set forth on the cover page. You should not assume that the information contained in this joint proxy statement and prospectus is accurate as of any date other than that date, and neither the mailing of this joint proxy statement and prospectus to you nor the issuance of UNB common stock in the merger will create any implication to the contrary.

    UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

The following statements contain selected consolidated financial information for UNB and BancFirst, on an unaudited pro forma condensed combined consolidated basis giving effect to the merger applying the purchase method of accounting.

The unaudited pro forma condensed combined consolidated balance sheet presents the combined financial position of UNB and BancFirst as of June 30, 2001 and assumes the merger was completed on June 30, 2001 and reflects certain adjustments that are directly attributable to the merger, including the allocation of the purchase price for the merger.

The pro forma condensed combined consolidated statements of income for the six months ended June 30, 2001 and the year ended December 31, 2000 assume that the merger was completed on January 1, 2000.

The unaudited pro forma condensed financial statements have been prepared based upon currently available information and assumptions deemed appropriate by UNB and BancFirst. This pro forma information may not be indicative of what actual results would have been if the merger had been in effect on the dates indicated or that may be attained in the future. In addition, there may be restructuring and related merger expenses as well as certain cost savings that will result from the merger. These expenses and cost savings are not reflected in the pro forma condensed combined statements of income.

                                 U N B C O R P.
                              BANCFIRST OHIO CORP.
                    PRO FORMA CONDENSED COMBINED CONSOLIDATED
                                  BALANCE SHEET
                                   (UNAUDITED)

                                                                                          AT JUNE 30,
                                                                                              2001
                                                  Historical         Historical              Pro Forma     Footnote    Pro Forma
                                                   UNB Corp.         BancFirst               Adjustments  Reference     Combined
                                                                                         Debit/(Credit)
(In thousands except per share data)

ASSETS
Cash and due from banks                                 $34,325         $32,100                    $  --                 $66,425
Federal funds sold                                           --           1,708                       --                   1,708
Securities held-to-maturity                               3,003          11,808                       33     (1)          14,844
Securities available for sale                           120,537         312,805                       --                 433,342
Loans receivable, net                                   872,065       1,075,585                   23,805     (2)       1,971,455
Premises and equipment, net                              11,098          18,313                    (438)     (3)          28,973
Goodwill                                                  1,834          18,893                   71,726     (4)          92,453
Other identified intangible assets                          475           1,997                   22,614     (5)          25,086
Accrued interest receivable and other assets             35,358          47,751                       --                  83,109
            TOTAL ASSETS                             $1,078,695      $1,520,960                 $117,740              $2,717,395
LIABILITIES
Deposits                                               $806,891      $1,131,366                 ($1,582)     (6)      $1,939,839
Borrowings                                              183,697         264,770                    (564)     (7)         449,031
Accrued taxes, expenses and other liabilities             6,842          12,784                 (21,754)     (8)          41,380
      TOTAL LIABILITIES                                 997,430       1,408,920                 (23,900)               2,430,250
SHAREHOLDERS' EQUITY
Common stock                                             11,646          87,051                   76,638     (9)          22,059
Paid-in capital                                          28,989              --                (193,133)     (9)         222,122
Retained earnings                                        61,622          44,159                   61,622     (9)          44,159
Treasury stock                                         (21,543)        (17,975)                 (39,518)     (9)               0
Accumulated other comprehensive income                      551         (1,195)                      551     (9)         (1,195)
      TOTAL SHAREHOLDERS' EQUITY                         81,265         112,040                 (93,840)                 287,145
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $1,078,695      $1,520,960               ($117,740)              $2,717,395

                                 U N B C O R P.
                              BANCFIRST OHIO CORP.
                    PRO FORMA CONDENSED COMBINED CONSOLIDATED
                               STATEMENT OF INCOME

                                   (UNAUDITED)

(In thousands except per share data)                        SIX MONTHS ENDED JUNE 30,
                                                                       2001
                                         Historical    Historical     Pro Forma     Footnote    Pro Forma
                                         UNB Corp.     BancFirst     Adjustments    Reference   Combined
                                                                    Debit/(Credit)
Interest income                              $41,296      $59,958          $1,717   (1), (2)       $99,537
Interest expense                              20,640       37,414           (932)   (6), (7)        57,122

Net interest income                           20,656       22,544             785                   42,415
Provision for loan losses                        973          960              --                    1,933
Net interest income after provision           19,683       21,584             785                   40,482
   for loan losses

Non-interest income                            7,903        6,836              --                   14,739
Non-interest expense                          15,429       16,786           1,348   (3), (5)        33,563

Income before income taxes                    12,157       11,634           2,133                   21,658
Provision for income taxes                     4,139        3,824           (747)   (10)             7,216
Income before accounting method changes        8,018        7,810           1,386                   14,442
Accounting method change - adoption of            14           --              --                       14
   FAS 133
Net Income                                    $8,004       $7,810          $1,386                  $14,428

EARNINGS PER SHARE:
      Basic                                    $0.77        $0.89
      Diluted                                  $0.76        $0.89

PRO FORMA EARNINGS PER COMMON SHARE:

      Basic                                                                         (11)             $0.65
      Diluted                                                                       (12)             $0.65


(In thousands except per share data)                          YEAR ENDED DECEMBER 31,
                                                                        2000
                                         Historical    Historical      Pro Forma      Footnote   Pro Forma
                                          UNB Corp.     BancFirst     Adjustments     Reference   Combined
                                                                     Debit/(Credit)
Interest income                              $80,676       $111,725         $3,434   (1), (2)      $188,967
Interest expense                              42,740         70,946        (1,864)   (6), (7)       111,822

Net interest income                           37,936         40,779          1,570                   77,145
Provision for loan losses                      1,046          1,800             --                    2,846
Net interest income after provision           36,890         38,979          1,570                   74,299
   for loan losses

Non-interest income                           12,627         13,121             --                   25,748
Non-interest expense                          27,704         31,617          2,695   (3), (5)        62,016

Income before income taxes                    21,813         20,483          4,265                   38,031
Provision for income taxes                     7,543          6,552        (1,493)   (10)            12,602
Income before accounting method changes       14,270         13,931          2,772                   25,429
Accounting method change - adoption of            --             --             --                       --
   FAS 133
Net Income                                   $14,270        $13,931         $2,772                  $25,429

EARNINGS PER SHARE:
      Basic                                    $1.36          $1.67
      Diluted                                  $1.35          $1.66

PRO FORMA EARNINGS PER COMMON SHARE:

      Basic                                                                          (13)             $1.18
      Diluted                                                                        (14)             $1.17


(1) Represents the estimated fair market value adjustment related to the securities portfolio and is assumed to amortize into interest income on a level yield basis over the estimated life of the portfolio of 1 year.

(2) Represents the estimated fair market value adjustment related to the loan portfolio and is assumed to amortize into interest income on a level yield basis over the estimated life of the portfolio of 7 years.

(3) Represents the estimated fair market value adjustment related to the office properties and is assumed to amortize on a straight line basis over the estimated life of the assets of 23 years.

(4) Represents the estimate of the excess of the total direct acquisition costs over the estimated fair value of the net assets acquired.

(5) Represents the estimate of the core deposit intangibles related to deposits and is assumed to amortize into non-interest expense on an accelerated basis over 10 years.

(6) Represents the estimated fair market value adjustment related to deposits and is assumed to amortize into interest expense on a level yield basis over the estimated life of the deposits of 1 year.

(7) Represents the estimated fair market value adjustment related to other borrowings and is assumed to amortize into interest expense on a level yield basis over the estimated life of the liabilities of 2 years.

(8) Represents accrual of certain acquisition costs of $6,400 and deferred tax liability of $15,354 on purchase accounting adjustments.

(9) Represents the elimination of UNB Corp. equity on an historical cost basis and recording of UNB Corp. equity on a market value basis.

(10) Represents the income tax effects of the estimated purchase accounting adjustments at an estimated tax rate of 35%.

(11) Pro forma basic earnings per share is based on 22,079,393 weighted average shares outstanding for the six months ended June 30, 2001.

(12) Pro forma diluted earnings per share is based on 22,249,883 weighted average shares outstanding for the six months ended June 30, 2001.

(13) Pro forma basic earnings per share is based on 21,608,890 weighted average shares outstanding for the year ended December 31, 2000.

(14) Pro forma diluted earnings per share is based on 21,709,467 weighted average shares outstanding for the year ended December 31, 2000.

                                                                     APPENDIX A


                 AMENDED AND RESTATED ARTICLES OF INCORPORATION
                                       OF
                                    UNB CORP.

                                    ARTICLE I

         The name of the Corporation shall be UNB Corp.

                                   ARTICLE II

         The place in the State of Ohio where the principal office of the Corporation is to be located is in the City of Canton, County of Stark.

                                   ARTICLE III

         The purpose for which the Corporation is formed is to engage in business as a "bank holding company" in accordance with, and to the extent permitted by, the Bank Holding Company Act of 1956 as amended, and consistent therewith to engage in any other lawful act or activity for which corporations may be formed under Chapter 1701 of the Ohio Revised Code, to the extent that such act or activity is not then prohibited by the Bank Holding Company Act of 1956, as amended. The Corporation may from time to time, pursuant to authorization by the Board of Directors and without action by the shareholders, purchase, redeem or otherwise acquire and hold, retire, reissue or sell shares of the Corporation of any class or classes in such manner, upon such terms and in such amounts as the Board of Directors shall determine; subject, however, to such limitation or restriction, if any, as is contained in the express terms of any class of shares of the Corporation outstanding at the time of the purchase or acquisition in question.

                                   ARTICLE IV

         The maximum number of shares which the Corporation is authorized to have outstanding is 100,000,000, all of which shall be common shares without par value.

                                    ARTICLE V

         In the absence of fraud, no contract or other transaction between the Corporation and any other person, corporation, firm, syndicate, association, partnership, or joint venture shall be wholly or partially invalidated or otherwise affected by reason of the fact that one or more of the directors of the Corporation are or become directors or officers of such other corporation, firm, syndicate or association, or members of such partnership or joint venture, provided that the fact such director or directors of the Corporation are so situated or so interested or both, shall be disclosed or shall have been known to the Board of Directors of the Corporation. Any director of the Corporation who is also a director or officer of such corporation, firm, syndicate or association or member of such partnership or joint venture, or is pecuniarily or otherwise interested in such contract or transaction, may be counted for the purpose of determining the existence of a quorum at any meeting of the Board of Directors which shall authorize any such contract or transaction and, in the absence of fraud, and as long as he acts in good faith, any such director may vote thereat to authorize any such contract or transaction with like force and effect as if he were not a director or officer of such corporation, firm, syndicate or association, or a member of such partnership or joint venture, or pecuniarily or otherwise interested in such contract or transaction.

                                   ARTICLE VI

         (A) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the Corporation, by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this Corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, against all expenses, liability, and loss including attorneys' fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid or to be paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

         (B) The Corporation shall indemnify any person who was or is a party, or is a party, or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this Corporation), domestic or foreign, nonprofit, or for profit, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless, and only to the extent that the court of common pleas, or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper.

         (C) To the extent that a person has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Sections
(A) and (B) of this Article VI or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith.

         (D) Any indemnification under Sections (A) and (B) of this Article, unless ordered by a court, shall be made by the Corporation only as authorized in the specific case upon a determination that such indemnification is proper in the circumstances because such person has met the applicable standard of conduct set forth in Sections (A) and (B) of this Article VI. Such determination shall be made (i) by a majority vote of a quorum consisting of directors of the Corporation who were not and are not parties to or threatened with any such action, suit, or proceeding, or (ii) if such a quorum is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the Corporation, or any person to be indemnified within the past five years, or (iii) by the shareholders, or (iv) by a court of common pleas or the court in which such action, suit or proceeding was brought.

         (E) Expenses, including attorneys' fees, incurred in defending any action, suit, or proceeding referred to in Sections (A) or (B) of this Article shall be paid by the Corporation in advance of the final disposition of such action, suit, or proceeding.

         (F) If a claim under Sections (A), (B) or (C) is not paid in full by the Corporation within thirty days after a written claim therefor has been received by the Corporation, the claimant may any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. Except in the case of claims made under Section (C) of this Article, it shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending action, suit or any proceeding in advance of its final disposition where the required undertaking has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the applicable law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation.

Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

         (G) The right to be indemnified or to the reimbursement or advancement of expenses pursuant thereto (i) is a contract right based upon good and valuable consideration, pursuant to which the person entitled thereto may bring suit as if the provisions hereof were set forth in separate written contract between the

Corporation and the director or officer, (ii) is intended to be retroactive and shall be available with respect to events occurring prior to the adoption hereof, and (iii) shall continue to exist after the rescission or restrictive modification hereof with the respect to events occurring prior thereto.

         (H) Any director or officer of the Corporation serving, in any capacity, (i) another company of which a majority of the shares entitled to vote in the election of its directors is held by the Corporation, or (ii) any employee benefit plan of the Corporation or of any company referred to in clause
(i), or (iii) any not-for-profit organization designated for such service by a person who is an "executive officer" of the Corporation's principal banking subsidiary, within the meaning of Regulation 12 C.F.R. Section 215, or (iv) any trust officer who serves as a director of a corporation a significant portion of whose stock is owned in trust by the Corporation, shall be deemed to be doing so at the request of the Corporation.

         (I) The rights conferred on any person by Sections (A), (B) and (C) of this Article VI shall not be exclusive of and are in addition to any other right which such person may have or may hereafter acquire under any statute, provision of the Articles of Incorporation, Code of Regulations or bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

         (J) The Corporation may purchase and maintain insurance or furnish similar protection, including but not limited to trust funds, letters of credit or self-insurance, at its expense, to protect itself and any director or officer of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against expenses, liabilities or losses, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Ohio general corporation law.

         (J) As used in this article, references to "the Corporation" include all constituent corporations in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director or officer of such a constituent corporation as a director, trustee or officer of another corporation (including a subsidiary of this Corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise shall stand in the same position under this Article with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

         (L) Notwithstanding the foregoing, the Corporation shall not indemnify any institution affiliated party, as defined at 12 USC 1813(u), for an administrative proceeding or action instituted by an appropriate bank regulatory agency except where such indemnification is reasonable and consistent with the requirements of 12 USC 1828(k) and the implementing regulations thereunder.

                                   ARTICLE VII

         No holders of any class of shares of the Corporation shall have any pre-emptive rights to purchase or have offered to them for purchase any shares or other securities of the Corporation.

                                  ARTICLE VIII

         (A)      In addition to any affirmative vote required by law:

         (1) any merger or consolidation of the Corporation or any subsidiary (as hereinafter defined) with (a) any Related Person (as hereinafter defined) or (b) any other corporation (whether or not itself a Related Person) which is, or after such merger or consolidation would be, an Affiliate (as hereinafter defined) of a Related Person; or

         (2) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Related Person or any Affiliate of any Related Person of any assets of the Corporation or any subsidiary having an aggregate Fair Market Value (as hereinafter defined) equal to 10% or more of the consolidated net worth of the Corporation; or

         (3) the issuance or transfer by the Corporation or any subsidiary (in one transaction or a series of transactions) of any securities of the Corporation or any subsidiary to any Related Person or any Affiliate of any Related Person in exchange for cash, securities or other property (or combination thereof) having an aggregate Fair Market Avenue equal to 10% or more of the consolidated net worth of the Corporation or the acquisition by the Corporation or any of its subsidiaries of any securities of a Related Person; or

         (4) the adoption of any plan or proposal for the liquidation or dissolution of the Corporation proposed by or on behalf of a Related Person; or

         (5) any reclassification of securities (including any reverse share split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its subsidiaries or any other transaction (whether or not with or into or otherwise involving a Related Person) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of Equity Security (as hereinafter defined) of the Corporation or any subsidiary which is directly or indirectly owned by any Related Person or any Affiliate of any Related Person,

shall require the affirmative vote of the holders of at least (a) 75% of the outstanding Voting Shares (as hereinafter defined) of the Corporation voting as a single class and (b) 66 2/3% of the outstanding Voting Shares of the Corporation excluding the Voting Shares beneficially owned by the Related Person. Such affirmative vote shall be required notwithstanding the fact that no vote may be required or that a lesser percentage may be specified, by law or otherwise.

         The term "Business Combination" used in this Article VIII shall mean any transaction which is referred to in any one or more of clauses (1) through
(5) of Section (A) of this Article VIII.

         (B) The provisions of Section (A) of this Article VIII shall not be applicable to any particular Business Combination, and such Business Combination shall require such affirmative vote, if any, as is required by law or by any other provision of these Amended and Restated Articles of Incorporation, if the conditions specified in either of the following paragraphs (i) or (ii) are met:

         (i) The Business Combination shall have been approved by two-thirds of the Continuing Directors (as hereinafter defined).

         (ii)     All of the following conditions shall have been met:

         (a) The aggregate amount of the cash and the Fair Market Value as of the date of the consummation of the Busi-ness Combination of consideration other than cash to be received per share by holders of any class of Equity Security in such Business Combination shall be at least equal to the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealer's fees) paid by the Related Person for any shares of the same class of Equity Security previously acquired by it, plus interest on such amount compounded annually from the date that the Related Person became a Related Person (the "Determination Date") through the date of consummation of the Business Combination (the "Consummation Date") at the rate publicly announced as the "Prime Rate" of interest (announced by such major bank as may be selected by a majority of the Continuing Directors), from time to time in effect, less the aggregate amount of any cash dividends paid and the Fair Market Value of any dividends paid in other than cash on each share from the Determination Date through the Consummation Date, up to, but not exceeding, the amount of interest payable per share.

         (b) The consideration to be received by holders of a particular class of Equity Security shall, except to the extent a shareholder agrees otherwise, be in cash or in the same form as the Related Person has previously paid for shares of such class of Equity Security. If the Related Person has paid for shares of any class of Equity Security with varying forms of consideration, the form of consideration for such class of Equity Security shall be either cash or in the form used to acquire the largest number of shares of such class of Equity Security previously acquired by it. The price determined in accordance with paragraph (ii)(a) of this Section B shall be subject to appropriate adjustment in the event of any share dividend, share split, combination of shares or similar event.

         C.       For the purpose of Article VIII:

         (1) "Person" shall mean any individual, firm, corporation or other entity.

         (2)      "Related Person" shall mean any Person who or which:

                  (a) is the beneficial owner, directly or indirectly, of 10% or more of the outstanding Voting Shares; or

                  (b) is an Affiliate or Associate (as hereinafter defined) of the Corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding Voting Shares; or

                  (c) is an assignee of or has otherwise succeeded to any Voting Shares which were at any time within the two-year periods immediately prior to the date in question beneficially owned by any Related Person, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933, as amended.

                  Provided, however, that the term "Related Person" shall not include (i) the Corporation or any subsidiary, (ii) any one or any group of the Continuing Directors, or (iii) any employee stock ownership or other employee benefit plan of the Corporation or any subsidiary of the Corporation or any trustee of or other fiduciary with respect to any such plan when acting in that capacity.

         (3)      A Person shall be a "beneficial owner" of any Voting Shares:

                  (a) which such Person or any of its Affiliates or Associates beneficially owns, directly or indirectly; or

                  (b) which such Person or any of its Affiliates or Associates has (i) the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (ii) the right to vote pursuant to any agreement, arrangement or understanding; or

                  (c) which is beneficially owned, directly or indirectly, by any other Person with which such Person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purposes of acquiring, holding, voting or disposing of any shares of Voting Shares.

                  (d) For the purpose of determining whether a Person is a Related Person, the number of shares of Voting Shares deemed to be outstanding shall not include any other shares of Voting Shares which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

        (4) "Affiliate" or "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934.

        (5) "Subsidiary" means any corporation of which a majority of any class of Equity Security is owned, directly or indirectly, by the Corporation; however, that for the purposes of the definition of Related Person set forth in Section (C)(2), the term "Subsidiary" shall mean only a corporation of which a majority of each class of Equity Security is owned, directly or indirectly, by the Corporation.

        (6) "Continuing Director" means any member of the Board of Directors who is unaffiliated with the "Related Person" and was a member of the Board of Directors prior to the time that the Related Person became a Related Person, and any successor to a Continuing Director who is unaffiliated with the Related Person and is recommended to succeed a Continuing Director by two-thirds of the Continuing Directors then on the Board of Directors.

         (7) "Fair Market Value" means: (a) in the case of stock, the highest closing sales price during the 30-day period immediately preceding the date in question of a share of such stock quoted on the Composite Tape for New York Stock Exchange
                  - Listed Stocks, or, if such stock is not quoted on the Composite Tape, on the New York Stock Exchange, or, if such stock is not listed on such Exchange, on the principal United States securities exchange on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the 30-day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotation systems or any system then in use, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by a two-thirds vote of the Continuing Directors; and (b) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined by a two-thirds vote of the Continuing Directors.

         (8) In the event of any Business Combination in which the Company survives, the phrase "consideration other than cash to be received" as used in paragraph B of this Article shall include the shares of any class of Equity Security retained by the holders of such shares.

         (9) "Equity Security" shall have the meaning ascribed to such term in Section 3(a)(11) of the Securities Exchange Act of 1934.

         (10) "Voting Shares" means shares of any Equity Security of a corporation which are entitled to vote in the election of directors of such corporation.

         (11) The phrase "series of related transactions" shall be deemed to include not only a series of transactions with the same Related Person but also a series of separate transactions with a Related Person or any Affiliate or Associate of such Related Person.

         (D) The Continuing Directors shall, by two-thirds vote, have the power and duty to determine for the purposes of this Article VIII on the basis of information known to them after reasonable inquiry, (i) whether a Person is a Related Person, (ii) the number of shares of Voting Shares beneficially owned by any Person, (iii) whether a Person is an Affiliate or Associate of another, (iv) whether the assets which are the subject of any Business Combination have, or the consideration to be received for the issuance or transfer of securities by the Corporation or any subsidiary in any Business Combination has, an aggregate Fair Market Value equal to 10% or more of the consolidated net worth of the Corporation. The Continuing Directors shall, by two-thirds vote, have the further power to interpret all other terms and provisions of this Article VIII.

         (E) Nothing contained in this Article VIII shall be construed to relieve any Related Person from any fiduciary obligation imposed by law.

                                   ARTICLE IX

         Each of Articles VI, VIII and IX of these Articles of Incorporation may be amended at any regular or special meeting of the shareholders only by the affirmative vote of the holders of at least 75% of the outstanding shares of the Corporation entitled to vote generally in the election of directors.

                                    ARTICLE X

         These Amended and Restated Articles of Incorporation supersede the Amended Articles of Incorporation of the Corporation as heretofore amended.



ADOPTED:  _______________, 2002

                           AMENDED CODE OF REGULATIONS

                                       OF

                                    UNB CORP




                                   ARTICLE I.

                             MEETING OF SHAREHOLDERS

Section 1 - Annual Meeting:

         The annual meeting of the shareholders of this Corporation for the purpose of electing directors and transacting such other business as may come before the meeting, shall be held on the second Tuesday of April each year or on such other date as may be fixed by the Board of Directors.

Section 2 - Special Meetings:

         Special meetings of the shareholders may be called at any time by the Chairman of the Board of Directors, the Secretary or by a majority of the Board of Directors acting with or without a meeting, and shall be called by the President or Secretary when requested in writing by the holders of fifty percent (50%) of all shares outstanding and entitled to vote thereat.

Section 3 - Place of Meetings:

         Meetings of shareholders shall be held at the office of the Corporation in the City of Canton, Ohio, unless the Board of Directors decides that a meeting shall be held at some other place within or without the State of Ohio and causes the notice thereof to so state.

Section 4 - Notice of Meetings:

         A written, printed or typewritten notice of each annual or special meeting stating the day, hour, and place and the purpose thereof shall be served upon or mailed to each shareholder of record at the record date fixed by the Board of Directors for the determination of shareholders entitled to notice of and to vote at any such meeting. Such notice shall be given not more than sixty
(60) days, nor less than ten (10) days before any such meeting. If mailed, it shall be directed to a shareholder at his address as such address appears upon the records of the Corporation. If any annual or special meeting shall be adjourned to another time or place after having been duly convened, no further notice of such adjourned meeting need be given other than an announcement made at which such adjournment is taken.

         All notices, with respect to any shares of record in the names of two or more persons, may be given to whomever of such persons is named first on the books of the Corporation, and notice so given shall be effective as to all the holders of record of such shares.

         Every person, who by operation of law, transfer, or otherwise shall become entitled to any share or right or interest therein, shall be bound by every notice in respect of such share which, prior to his name and address being entered upon the books of the Corporation as the registered holder of such share, shall have been given to the person in whose name such share appeared of record.

Section 5 - Quorum:

         The shareholders present in person or by proxy at any meeting for the election of directors shall constitute a quorum; provided, however, that in no event shall a quorum constitute less than one-third (1/3rd ) of the outstanding shares of the Corporation

         At any meeting called for any other purpose, the holders of shares entitling them to exercise a majority of the voting power of the Corporation, present in person or by proxy, shall constitute a quorum.

         At any meeting, whether a quorum is present or not, the holders of a majority of the voting shares represented by shareholders present in person or by proxy may adjourn such meeting from time to time and from place to place. At any such adjourned meeting at which a quorum is present, any business may be transacted which might be transacted at the meeting as originally notified or held.

Section 6 - Proxies:

         Any shareholder of record who is entitled to attend a meeting of shareholders or to vote thereat or to give consents in writing, shall be entitled to be represented at such meetings or to vote thereat or to give consents in writing, as the case may be, or to exercise any other of his or her rights, by proxy or proxies appointed by a writing signed by such shareholder, which need not be sealed, witnessed, or acknowledged. Such writing must be filed with the Secretary of the Corporation before the person or persons authorized thereby can vote or give consents thereunder.

         A telegram, cablegram, wireless message or photogram appearing to have been transmitted by a shareholder, or a photograph, photostatic, or equivalent reproduction of a writing appointing a proxy or proxies shall be a sufficient writing.

         No appointment of a proxy shall be valid after the expiration of eleven
(11) months after it is made, unless the writing specifies the date on which it is to expire or the length of time it is to continue in force.

         Unless the writing appointing a proxy or proxies otherwise provides:

         (a) Each and every proxy shall have the power of substitution, and when three (3) or more persons are appointed, a majority of them or their respective substitutes may appoint a substitute or substitutes to act for all;

         (b) If more than one proxy is appointed, then (a) with respect to voting at a shareholders' meeting, a majority of such proxies as attend the meeting, or if only one attends, then that one may exercise all the voting authority thereat; and if an even number and a majority do not agree on any particular issue, each proxy so attending shall be entitled to exercise such authority with respect to an equal number of shares; (b) with respect to exercising any other authority, a majority may act for all;

         (c) The appointment of a proxy shall not be revoked by the death or incapacity of the shareholder appointing such proxy unless before the vote is taken or the authority granted is otherwise exercised, written notice of such death or incapacity is given to the Corporation by the executor or the administrator of the estate of such maker or by the fiduciary having control of the shares in respect of which the proxy was appointed;

         (d) The presence of a shareholder at a meeting shall not operate to revoke a writing appointment a proxy. A shareholder, without affecting any vote previously taken, may revoke such appointment not previously revoked by giving notice to the Corporation in writing or in open meeting.

Section 7 - Record Date:

         The Board of Directors may fix a record date for any lawful purpose, including without limitation the determination of shareholders entitled to: (a) receive notice of or to vote at any meeting, (b) receive payment of any dividend or other distribution, (c) receive or exercise rights of purchase of, subscription for, or exchange or conversion of, shares of other securities, subject to any contract right with respect thereto, or (d) participate in the execution of written consents, waivers, or releases. Any such record date shall not be more than sixty days preceding the date of such meeting, the date fixed for the payment of any dividend or other distribution or the date fixed for the receipt or the exercise of rights, as the case may be.

                                   ARTICLE II.

                                    DIRECTORS

Section 1 - Number of Directors:

         The Board of Directors shall consist of fourteen (14) members. Prior to December 31, 2005 (the "Termination Date"), the number of members of the Board of Directors may be increased or decreased by the affirmative vote of three-fourths of the directors then in office, and after the Termination Date by the affirmative vote of a majority of directors then in office or by the affirmative vote of the holders of a majority of the shares present in person or by proxy at a meeting of shareholders called for the purpose of electing directors.

Section 2 - Classification and Term of Directors:

         (1) The directors shall be divided into three classes designated Class I, Class II and Class III, with Class I and Class II each consisting of five directors and Class III consisting of four directors. Directors of each class shall be elected to hold office for three years except as hereinafter provided.

         (2) The term of office of the Class I directors designated pursuant to the Agreement of Merger and Plan of Reorganization between the Corporation and BancFirst Ohio Corp. shall expire at the Annual Meeting of Shareholders in 2003, the term of office of the Class II directors so designated shall expire at the Annual Meeting of Shareholders in 2004 and the term of office of the Class III directors so designated shall expire at the Annual Meeting of Shareholders in 2005, or thereafter in each case when their respective successors are elected. At each annual election of directors commencing with the Annual Meeting of Shareholders in 2003, the successors to the directors of the class whose term shall expire in that year shall be elected to hold office of a term of three years from the dates of their election and until the election of their successors. Pursuant to the terms of the Agreement of Merger and Plan of Reorganization dated September 5, 2001, by and between UNB Corp., The United National Bank & Trust Company, BancFirst Ohio Corp. and The First National Bank of Zanesville, N.A. (the "Merger Agreement"), Gary N. Fields and Roger L. Mann will serve as Class III directors.

         (3) If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain all classes as nearly equal in number as possible. Any director elected to fill a vacancy resulting from an increase in the size of a class shall hold office for a term coinciding with the remaining term of that class. A decrease in the number of directors shall not shorten the term of any incumbent director, or have the effect of removing any director prior to the expiration of his term of office.

Section 3 - Eligibility:

         No person shall be eligible to serve as a director who is 70 years of age or older. Members of the Board of Directors who attain age 70 shall be removed from the Board of Directors immediately upon such age, and such removal shall be automatic, requiring no special action by the Board of Directors.

Section 4 - Nominations:

         (a) Nominees for election to the Board of Directors will be recommended to the Board of Directors (a) for election to the Board of Directors by the shareholders, (b) to fill vacancies on the Board of Directors occurring between meetings of shareholders, and (c) to fill a vacancy in the office of Chairman. Until the Termination Date, for any position on the Board of Directors (not including the Chairman) occupied, or vacated, as the case may be, by a former director of BancFirst Ohio Corp. ("Former BancFirst Director"), the Nominating Committee shall consist of two Former BancFirst Directors and one director of the Corporation who was serving in office immediately prior to the consummation of the merger of BancFirst Ohio Corp. with and into the Corporation ("Former UNB Director"); for any position on the Board of Directors occupied, or vacated, as the case may be, by a Former UNB Director, the Nominating Committee shall consist of two Former UNB Directors and one Former BancFirst Director. For a nominee to be recommended for a position on the Board of Directors will require the affirmative vote of two-thirds of the Nominating Committee.

         (b) Former BancFirst Directors on the Nominating Committee will be appointed at the recommendation of Gary N. Fields; Former UNB Directors on the Nominating Committee will be appointed at the recommendation of Roger L. Mann; provided that should either of them be otherwise unable to appoint such members, the Former BancFirst Directors will be appointed at the recommendation of the most senior (in service) Former BancFirst Director then on the Board of Directors and the Former UNB Directors will be appointed at the recommendation of the most senior (in service) Former UNB Director then on the Board of Directors.

         (c) Any person filling a membership position on the Board of Directors previously occupied or vacated by a Former BancFirst Director and nominated in accordance with this Section 4 shall be considered a "Former BancFirst Director" and any person filling a membership position on the Board of Directors previously occupied or vacated by a former UNB Director and nominated in accordance with this Section 4 shall be considered a "Former UNB Director."

         (d) After the Termination Date, nominations for election to the Board of Directors may be made by the Board of Directors or by any shareholder of any outstanding class of capital stock of the Corporation entitled to vote for election of directors. Nominations, other than those made by or on behalf of the existing management of the Corporation, shall be made in writing and shall be delivered or mailed to the President and Chief Executive Officer of the Corporation and to the Chairman, Federal Reserve Board, Washington, D.C., not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors, provided, however, that if less than 21 days' notice of the meeting is given to shareholders, such nominations shall be mailed or delivered to the President and Chief Executive Officer of the Corporation and to the Chairman, Federal Reserve Board, Washington, D.C., not later than the close of business on the seventh day following the day on which the notice of meeting was mailed. Such notification shall contain the following information to the extent known to the notifying shareholders:

                  (a)      the name and address of each proposed nominee;
                  (b)      the principal occupation of each proposed nominee;
                  (c) the total number of shares of capital stock of the Corporation that will be voted for each proposed nominee;
                  (d) the name and residence address of the notifying shareholder; and
                  (e) the number of shares of capital stock of the Corporation owned by the notifying shareholder

         Nominations not made in accordance with the foregoing procedures may be disregarded by the Chairman of the meeting, and upon his instructions, the vote tellers may disregard all votes cast for each such nominee.

Section 5 - Removal of Directors:

         Subject to the provisions of Section 1701.58(c) of the Ohio Revised Code, a Director shall only be removed from the Board of Directors by the affirmative vote of the holders of 75% of the outstanding voting stock entitled to vote at a meeting for the election of directors.

Section 6 - Vacancies:

         Subject to the provisions of Section 4 of this Article II, any vacancy or vacancies in the Board of Directors may be filled by the directors then in office, though less than a quorum, by the majority vote of the directors then in office. Any director elected to fill a vacancy shall be elected for the term remaining for the directors of the class to which he is elected.

Section 7 - Meetings:

         Meetings of the directors may be held at such times as the directors may from time to time determine, by resolution or otherwise, and may be held without notice when the time and place for such meeting have been fixed by resolution. Additional meetings of directors may be called by the Chairman of the Board, the President, the Secretary, or by a majority of the directors then in office. Meetings of the directors may be held at any place within or without the State of Ohio. Notice of the time and place of such meetings shall be personally served upon, telegraphed, telefaxed or telephoned to each director at least twenty-four hours, or mailed, or cabled to each director at least forty-eight hours, before the time of the meeting. Such notice may be waived by any director, either before or after the meeting. Attendance at the meeting by a director without protesting, prior to or at the commencement of the meeting, the lack of proper notice, shall constitute waiver of such notice by such director. The Board of Directors may hold a meeting by conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. A majority of the Board of Directors shall constitute a quorum for the transaction of business.

         Any action which may be authorized or taken at any meeting of Directors may be authorized or taken without a meeting in a writing or writings by all of the Directors. Such writing or writings shall be filed with or entered upon the records of the Corporation.

Section 8 - Committees:

         The directors may from time to time create a committee or committees of directors, define their powers and functions and delegate to such committee or committees such authority as the Board of Directors may determine, except as limited by statute.

         The directors shall create an Audit Committee consisting of not less than four members, none of whom shall be an employee of the Corporation or any of its subsidiaries. The functions of the Audit Committee are to review the plan and results of the annual audit of the Corporation's financial statements by the Corporation's independent accountants, review the adequacy of the Corporation's systems of internal controls and to monitor related party transactions.

         The directors may create from its membership an Executive Committee of not less than four members, and define the powers and duties thereof. Except to the extent that its powers are limited by the directors or by statute, the Executive Committee, during the intervals between meetings of the directors, shall possess and may exercise under the control and direction of the directors all of the powers of the directors in the management and control of the business of the Corporation regardless of whether such powers are specifically conferred by these Regulations. All action taken by the Executive Committee shall be reported to the directors at their first meeting thereafter.

         Until the Termination Date, the members of any committee created by the directors shall be composed of an equal number of Former BancFirst Directors and Former UNB Directors and, except as otherwise agreed to by Messrs. Fields and Mann, there shall be an equal division and equitable allocation of committee chairmanships as between the Former BancFirst Directors and Former UNB Directors.

         Unless otherwise provided by the directors, a majority of the members of any committee appointed by the directors pursuant to this Section shall constitute a quorum at any meeting thereof and the act of a majority of the members present at a meeting at which a quorum is present shall be the act of such committee. Action may be taken by any such committee without a meeting by a writing signed by all its members. Any such committee shall prescribe its own rules for calling and holding meetings and its method of procedure, subject to any rules prescribed by the directors, and shall keep a written record of all action take by it. Any vacancy occurring on any committee shall be filled by the directors.

Section 9 - Compensation:

         Directors and members of any committee of the directors shall receive such compensation as shall be determined by the directors. The compensation of officers may be fixed from time to time by the directors, and the compensation of other employees may be fixed from time to time by the directors or by any officer so authorized by the directors.

                                  ARTICLE III.

                                    OFFICERS

Section 1 - General Provisions:

         The Board of Directors shall elect a Chairman of the Board of Directors, a President, such number of Vice Presidents as the Board may from time to time determine, including one or more Executive Vice Presidents, a Secretary and a Treasurer and/or Chief Financial Officer, and, in its discretion, may elect a Vice Chairman of the Board of Directors. The Board of Directors may from time to time create such offices and appoint such other officers, subordinate officers and assistant officers as it may determine. The President and the Chairman of the Board shall be, but the other officers need not be, chosen from among the members of the Board of Directors. Upon consummation of the merger of BancFirst Ohio Corp. with and into the Corporation, Gary L. Fields shall be elected Chairman of the Board, Roger L. Mann shall be elected President and Chief Executive Officer, James H. Nicholson shall be elected Executive Vice President and Chief

Operating Officer and James J. Pennetti shall be elected Executive Vice President and Chief Financial Officer of the Corporation.

Section 2 - Term of Office:

         The officers of the Corporation shall hold office at the pleasure of the Board of Directors and, unless sooner removed by the Board of Directors, the Board of Directors may remove any officer at any time, with or without cause, by a majority vote, except that the removal of any of the above named officers prior to the Termination Date shall require the affirmative vote of three-fourths of the directors then in office.

         A vacancy in any office, however created, shall be filled by the Board of Directors

                                   ARTICLE IV.

                               DUTIES OF OFFICERS

Section 1 - Chairman of the Board:

         The Chairman of the Board shall preside at all meetings of the shareholders and Board of Directors and shall have such other powers and duties as may be prescribed by the Board of Directors.

Section 2 - Vice Chairman of the Board:

         The Vice Chairman of the Board, if one be elected, shall preside at all meetings of the shareholders and the Board of Directors in the absence of the Chairman of the Board. The Vice Chairman shall have such powers and duties as may be prescribed by the Board of Directors or by the Chairman of the Board.

Section 3 - President:

         The President shall be the Chief Executive Officer of the Corporation and shall exercise supervision over the business of the Corporation and over its several officers, subject, however, to the control of the Board of Directors. In the absence of the Chairman of the Board and if a Vice Chairman shall not have been elected, he shall preside at meetings of the shareholders and Board of Directors.

Section 4 - Vice Presidents:

         The Vice Presidents shall perform such duties as are conferred upon them by these regulations or as may from time to time be assigned to them by the Board of Directors, the Chairman of the Board, or the President. At the request of the President, or in his absence or disability, the Executive Vice President and Chief Operating Officer shall perform all the duties of the President, and when so acting, shall have all the powers of the President.

Section 5 - Secretary:

         The Secretary shall keep minutes of all the proceedings of the shareholders and Board of Directors, and shall make proper record of the same, which shall be attested by him; sign all certificates for shares, and all deeds, mortgages, bonds, contracts, notes, and other instruments executed by the Corporation requiring his signature; give notice of meetings of shareholders and directors; produce on request at each meeting of shareholders for the election of directors, a certified list of shareholders arranged in alphabetical order; keep such books as may be required by the Board of Directors and file all reports to States, to the Federal Government, and to foreign countries; and perform such other and further duties as may from time to time be assigned to him by the Board of Directors, the Chairman of the Board, or by the President.

Section 6 - Treasurer:

         The Treasurer shall be the Chief Financial Officer and shall have general supervision of all finances; he shall receive and have in charge all money, bills, notes, deeds, leases, mortgages, and similar property belonging to the Corporation, and shall do with the same as may from time to time be required by the Board of Directors. He shall cause to be kept adequate and correct accounts of the business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, stated capital, and shares, together with such other accounts as may be required, and upon the expiration of his term of office, shall turn over to his successor or to the Board of Directors all property, books, papers and money of the Corporation in his possession; and he shall perform such other duties as from time to time may be assigned to him by the Board of Directors.

Section 7 - Assistant and Subordinate Officers:

         The Board of Directors may appoint such assistant and subordinate officers as it may deem desirable. Each such officer shall hold office at the pleasure of the Board of Directors and perform such duties as the Board of Directors may prescribe.

         The Board of Directors may, from time to time, authorize any officer to appoint and remove assistant and subordinate officers, to prescribe their authority and duties, and to fix their compensation.

Section 8 - Duties of Officers May Be Delegated:

         In the absence of any officer of the Corporation, or for any other reason the Board of Directors may deem sufficient, the Board of Directors may delegate, for the interim, the powers or duties, or any of them, of such officer to any other officer, or to any director.

                                   ARTICLE V.

                             CERTIFICATES FOR SHARES

Section 1 - Form and Execution:

         Certificates for shares shall be issued to each shareholder in such form as shall be approved by the Board of Directors. Such certificates shall be signed by the Chairman of the Board of Directors or the President or a Vice President or by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer of the Corporation, which certificates shall certify the number and class of shares held by the shareholder in the Corporation, but no certificates for shares shall be delivered until such shares are fully paid. When such a certificate is countersigned by an incorporated transfer agent or registrar, the signature of any of said officers of the Corporation may be facsimile, engraved, stamped or printed. Although any officer of the Corporation whose manual or facsimile signature is affixed to a share certificate shall cease to be such officer before the certificate is delivered, such certificate, nevertheless, shall be effective in all respects when delivered.

         Such certificate for shares shall be transferable in person or by attorney, but, except as hereinafter provided in the case of lost, mutilated, or destroyed certificates, no transfer or shares shall be entered upon the records of the Corporation until the previous certificates, if any, given for the same shall have been surrendered and canceled.

Section 2 - Lost, Mutilated or Destroyed Certificates:

         If any certificate for shares is lost, mutilated, or destroyed, the Board of Directors may authorize the issuance of a new certificate in place thereof upon such terms and conditions as it may deem advisable. The Board of Directors, in its discretion, may refuse to issue such new certificates until the Corporation has been indemnified by a final order or decree of a court of competent jurisdiction.

Section 3 - Registered Shareholders:

         A person in whose name shares are of record on the books of the Corporation shall conclusively be deemed the unqualified owner thereof for all purposes and to have capacity to exercise all rights of ownership. Neither the Corporation nor any transfer agent of the Corporation shall be bound to recognize any equitable interest in or claim to such shares on the part of any other person, whether disclosed upon such certificate or otherwise, nor shall they be obliged to see to the execution of any trust or obligation.

Section 4 - Registrar and Transfer Agent:

         The Board of Directors may at any time, by resolution, provide for the opening of transfer books, for the making and registration of transfers of shares of this Corporation in any state of the United States or in any foreign country, and may employ and appoint and remove, at its discretion, any agent, or agents, to keep the records of its shares or to transfer or to register shares, or to perform all of such functions, at any place that the Board of Directors may deem advisable.

                                   ARTICLE VI.

                                   FISCAL YEAR

         The fiscal year of the Corporation shall end on the 31st day of December in each year, or on such other day as may be fixed from time to time by the Board of Directors.

                                  ARTICLE VII.

                                   AMENDMENTS

         These Regulations may be amended or repealed at any meeting of shareholders called for that purpose by the affirmative vote of the holders of record of shares entitling them to exercise a majority of the voting power of the Corporation on such proposal, provided, however, that prior to the Termination Date, no proposed amendment that would be inconsistent or conflict with Sections 1, 2, 4 or 8 of Article II, Section 2 of Article III, or this
Article VII shall be effective unless such proposed amendment has been approved by the affirmative vote of (a) three-fourths of the directors then in office and
(b) the holders of record of shares entitling them to exercise a majority of the voting power of the Corporation on such proposal.

                                  ARTICLE VIII.

         This Amended Code of Regulations shall supersede the Code of Regulations of the Corporation, as heretofore amended.

                                                                      Appendix C



                   [STIFEL, NICOLAUS & COMPANY, INCORPORATED]



September 5, 2001



Board of Directors
UNB Corp.
220 Market Avenue, South
Canton, OH 44702

Members of the Board:

You have requested our opinion as to the fairness from a financial point of view to the shareholders of UNB Corp. ("UNB") of the exchange ratio (the "Exchange Ratio") of 1.325 shares of common stock, without par value per share, of UNB (the "UNB Common Stock") to be exchanged for each share of common stock, without par value per share, of BancFirst Ohio Corp. ("BancFirst") pursuant to the terms of the Agreement of Merger and Plan of Reorganization by and between UNB and BancFirst, dated as of September 5, 2001 (the "Agreement"). The Agreement provides for the merger (the "Merger") of BancFirst with and into UNB, with UNB as the surviving corporation. For the purposes of our opinion, we have assumed that the Merger will be consummated pursuant to the terms of the Agreement and will constitute a tax-free reorganization.

Stifel, Nicolaus & Company, Incorporated ("Stifel"), as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have been retained by UNB to render a fairness opinion to the Board in connection with the Agreement. We will receive a fee for our services under the terms of our engagement letter with UNB dated August 13, 2001, as previously provided to and approved by UNB's Board of Directors, a significant portion of which fees is contingent upon consummation of the transaction. However, the portion of such fees which is payable upon delivery of this opinion to UNB's Board of Directors is not contingent upon the approval or consummation of the transaction. In addition, UNB has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion and to reimburse us for our reasonable expenses incurred in connection with the performance of our services. In the ordinary course of its business, Stifel actively trades equity securities of UNB for its own account and for the accounts of its

Board of Directors - UNB Corp.
September 5, 2001
Page 2



customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Stifel may trade equity securities of BancFirst for the accounts of its customers.

In rendering our opinion, we have reviewed, among other things: the form of the Agreement; the financial statements of UNB and BancFirst included in their respective 10-Ks for the 5 years ended December 31, 2000 and their respective 10-Qs for the quarter ended June 30, 2001; and certain internal financial analyses and forecasts for UNB and BancFirst prepared by their respective management. We have conducted conversations with UNB's and BancFirst's senior management regarding their business plans and financial forecasts. We have also compared certain financial and securities data of UNB and BancFirst with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of UNB and BancFirst, reviewed the financial terms of certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion. We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of the commercial banking industry generally.

In rendering our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to us or that was otherwise reviewed by us and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to us (including without limitation, projected cost savings and operating synergies resulting from the Merger), we have assumed that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of UNB and BancFirst as to the future operating and financial performance of UNB and BancFirst, that they would be realized in the amounts and time periods estimated and that they provided a reasonable basis upon which we could form our opinion. We assume no responsibility for, and express no view as to such financial forecasts or the assumptions on which they are based. We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either UNB or BancFirst since the date of the last financial statements made available to us. We have also assumed, without independent verification and with your consent, that the aggregate allowances for loan losses set forth in the financial statements of UNB and BancFirst are in the aggregate adequate to cover all such losses. We did not make or obtain any independent evaluation, appraisal or physical inspection of UNB's or BancFirst's assets or liabilities, the collateral securing any of such assets or liabilities, or the collectibility of any such assets nor did we review loan or credit files of UNB or BancFirst. We relied on advice of UNB's counsel and accountants as to certain legal and accounting matters with respect to UNB, the Agreement and the transactions and other matters contained or contemplated therein. We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger will be satisfied and not waived.

Board of Directors - UNB Corp.
September 5, 2001
Page 3



Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. Our opinion is directed to the Board of Directors of UNB for its information and assistance in connection with its consideration of the financial terms of the Merger and does not in any manner address UNB's underlying business decision to proceed with or consummate the Merger. Furthermore, our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed transaction, nor have we expressed any opinion as to the prices at which any securities of UNB or BancFirst might trade in the future. Except as required by applicable law, including without limitation federal securities laws, our opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior written consent.

Based upon the foregoing and such other factors as we deem relevant, we are of the opinion, as of the date hereof, that the Exchange Ratio pursuant to the Agreement is fair to the holders of UNB Common Stock from a financial point of view.

Very truly yours,


/s/ Stifel, Nicolaus  &  Company, Incorporated

STIFEL, NICOLAUS & COMPANY, INCORPORATED

                                                                           DRAFT





_________________, 2001



Board of Directors
BancFirst Ohio Corp.
422 Main Street
Zanesville, OH 43702-4658


Ladies and Gentlemen:

         BancFirst Ohio Corp. ("BancFirst") and its wholly-owned subsidiary, The First National Bank of Zanesville, N.A., and UNB Corp. ("UNB") and its wholly-owned subsidiary, The United National Bank & Trust Company, have entered into an Agreement of Merger and Plan of Reorganization, dated as of September 5, 2001 (the "Agreement"), pursuant to which BancFirst will be merged with and into UNB (the "Merger"). Upon consummation of the Merger, each share of BancFirst common stock, no par value, issued and outstanding immediately prior to the Merger (the "BancFirst Shares"), other than certain shares specified in the Agreement, will be converted into 1.325 shares (the "Exchange Ratio") of UNB common stock, stated value $1.00 per share. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of BancFirst Shares.

         Sandler O'Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement and certain of the exhibits thereto; (ii) the Stock Option Agreements dated September 5, 2001 by and between BancFirst and UNB;
(iii) certain publicly available financial statements and other historical financial information of BancFirst that we deemed relevant; (iv) certain publicly available financial statements and other historical financial information of UNB that we deemed relevant; (v) projected earnings per share estimates for BancFirst for the years ending December 31, 2001 and 2002 provided by BancFirst, earnings per share estimates for BancFirst for the years ending December 31, 2001 and 2002 published by I/B/E/S and the views of senior management of BancFirst, based on limited discussions with members of senior management, regarding BancFirst's past and present business, financial condition, results of operations and future prospects; (vi) projected earnings per share estimates for UNB for the years ending December 31, 2001 and 2002 provided by UNB, earnings per share estimates for UNB for the years ending December 31, 2001 and 2002 published by I/B/E/S and the views of senior management of UNB,

Board of Directors
BancFirst Ohio Corp.
_________________, 2001
Page 2


based on limited discussions with members of senior management, regarding UNB's past and present business, financial condition, results of operations and future prospects; (vii) the pro forma financial impact of the Merger, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by senior managements of BancFirst and UNB; (viii) the relative contributions of assets, liabilities, equity and earnings of BancFirst and UNB to the resulting institution; (ix) the publicly reported historical price and trading activity for BancFirst's and UNB's common stock, including a comparison of certain financial and stock market information for BancFirst and UNB with similar publicly available information for certain other companies the securities of which are publicly traded; (x) the terms of certain recent business combinations in the financial institutions industry, particularly with respect to business combinations structured as "mergers of equals," to the extent publicly available; (xi) the current market environment generally and the banking environment in particular; and (xii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. In connection with our engagement, we were not asked to, and did not, solicit indications of interest in a potential transaction from other third parties.

         In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by BancFirst or UNB or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of BancFirst and UNB that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of BancFirst or UNB or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of BancFirst or UNB nor have we reviewed any individual credit files relating to BancFirst or UNB. We have assumed, with your consent, that the respective allowances for loan losses for both BancFirst and UNB are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. We are not accountants and have relied upon the reports of the independent accountants for each of BancFirst and UNB for the accuracy and completeness of the audited financial statements made available to us. With your consent, the earnings projections for BancFirst and UNB used by Sandler O'Neill in its analyses were based on earnings estimates provided to us by the respective managements of BancFirst and UNB. With respect to such estimates and with respect to the timing and amounts of all projected transaction costs, purchase accounting adjustments and expected cost savings reviewed with the managements of BancFirst and UNB and used by Sandler O'Neill in its analyses, Sandler O'Neill assumed, with your consent, that they reflected the

Board of Directors
BancFirst Ohio Corp.
_________________, 2001
Page 3


best currently available estimates and judgments of the respective managements of the respective future financial performances of BancFirst and UNB and that such performances will be achieved. We express no opinion as to such estimates or projections or the assumptions on which they are based. We have also assumed that there has been no material change in BancFirst's or UNB's assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that BancFirst and UNB will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements, that the conditions precedent in the Agreement are not waived and that the Merger will be accounted for using the purchase method of accounting and will qualify as a tax-free reorganization for federal income tax purposes.

         Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of UNB's common stock will be when issued to BancFirst's shareholders pursuant to the Agreement or the prices at which BancFirst's or UNB's common stock will trade at any time.

         We have acted as BancFirst's financial advisor in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. We have also received a fee for rendering this opinion. In the past, we have also provided certain other investment banking services for BancFirst and have received compensation for such services.

         In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to BancFirst and UNB. We may also actively trade the debt and/or equity securities of BancFirst and UNB for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

         Our opinion is directed to the Board of Directors of BancFirst in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of BancFirst as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness of the Exchange Ratio to BancFirst shareholders from a financial point of view and does not address the underlying business decision of BancFirst to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for BancFirst or the effect of any other

Board of Directors
BancFirst Ohio Corp.
_________________, 2001
Page 4

transaction in which BancFirst might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O'Neill's prior written consent consent; provided, however, that we hereby consent to the inclusion of this opinion as an appendix to the Joint Proxy Statement/Prospectus of BancFirst and UNB dated the date hereof and to the references to this opinion therein.

         Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Exchange Ratio is fair, from a financial point of view, to the holders of BancFirst Shares.


                                         Very truly yours,

                                                                 APPENDIX E

1701.85 QUALIFICATIONS OF AND PROCEDURES FOR DISSENTING SHAREHOLDERS


        (A)(1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

        (2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, which demand shall state his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

        (3) The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after he has been sent the notice provided in section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

        (4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation.

        (5) If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the dissenting shareholder. A dissenting shareholder's failure to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court or good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

     (B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, within three months after the service of the demand by the dissenting shareholder, may file a compliant in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such a complaint is required. Upon the filing of such a compliant, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment.
The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505. of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the *28641 case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

    (C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

  (D)(1) The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

  (a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

  (b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

  (c) The dissenting shareholder withdraws his demand, with the consent of the corporation by its directors;

  (d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

  (2) For purposes of division (D)(1) of this section, if the merger or consolidation has become effective and the surviving or new entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the general partners of a surviving or new partnership or the comparable representatives of any other surviving or new entity.

  (E) From the time of the dissenting shareholder's giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

                                    UNB CORP.
                                 REVOCABLE PROXY

         The undersigned hereby appoints the Board of Directors of UNB Corp. as proxies to vote all shares of Common Stock of UNB Corp. which the undersigned is entitled to vote at the Special Meeting of Shareholders of UNB Corp. to be held on __________, 2002 and at any adjournments and postponements thereof, with all the powers the undersigned would possess if personally present, as follows:

1.       To adopt the merger agreement

         FOR                        AGAINST                   ABSTAIN
         [ ]                          [ ]                      [ ]

2. To vote, in their discretion, upon such other business as may properly come before the meeting, including adjournment of the meeting to permit further solicitation of proxies.

         THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" ADOPTION OF THE MERGER AGREEMENT.

                  (Continued, and to be signed on the other side)
         ----------------------------------------------------------------------
                  (Continued from other side)

         THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS AND WILL BE VOTED FOR ADOPTION OF THE MERGER AGREEMENT IF NO INSTRUCTIONS TO THE CONTRARY ARE INDICATED.

         The undersigned hereby acknowledges receipt of the Notice of Special Meeting and Joint Proxy Statement and Prospectus accompanying this proxy, and hereby revokes any proxy or proxies heretofore given.

         Please sign exactly as name(s) appears below: Date:
                                                            --------------------

                                    --------------------------------------------
                                    Signature

                                    --------------------------------------------
                                    Signature

                                    Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please add your full title to the signature. If a corporation or partnership, please sign in the corporation's or partnership's name by an authorized officer or partner.

                               PLEASE ACT PROMPTLY
                    SIGN, DATE AND MAIL YOUR PROXY CARD TODAY
                           USING THE ENCLOSED ENVELOPE

                              BANCFIRST OHIO CORP.
                                 REVOCABLE PROXY

         The undersigned hereby appoints the Board of Directors of BancFirst Ohio Corp. as proxies to vote all shares of Common Stock of BancFirst Ohio Corp. which the undersigned is entitled to vote at the Special Meeting of Shareholders of BancFirst Ohio Corp. to be held on __________, 2002 and at any adjournments and postponements thereof, with all the powers the undersigned would possess if personally present, as follows:

1.       To adopt the merger agreement

         FOR                        AGAINST                   ABSTAIN
         [ ]                          [ ]                      [ ]

2. To vote, in their discretion, upon such other business as may properly come before the meeting, including adjournment of the meeting to permit further solicitation of proxies.

         THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" ADOPTION OF THE MERGER AGREEMENT.

                  (Continued, and to be signed on the other side)
         ---------------------------------------------------------------------
                  (Continued from other side)

         THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS AND WILL BE VOTED FOR ADOPTION OF THE MERGER AGREEMENT IF NO INSTRUCTIONS TO THE CONTRARY ARE INDICATED.

         The undersigned hereby acknowledges receipt of the Notice of Special Meeting and Joint Proxy Statement and Prospectus accompanying this proxy, and hereby revokes any proxy or proxies heretofore given.

         Please sign exactly as name(s) appears below: Date:
                                                            --------------------

                                    --------------------------------------------
                                    Signature

                                    --------------------------------------------
                                    Signature

                                    Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please add your full title to the signature. If a corporation or partnership, please sign in the corporation's or partnership's name by an authorized officer or partner.

                               PLEASE ACT PROMPTLY
                    SIGN, DATE AND MAIL YOUR PROXY CARD TODAY
                           USING THE ENCLOSED ENVELOPE

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.  Indemnification of Directors and Officers

The Code of Regulations of the Registrant permits the Registrant to indemnify any officer or director against expenses incurred with respect to any suit or proceeding brought or threatened against such person by reason of the fact that he is or was an officer or director of the Registrant or any of its subsidiaries, provided that (a) such person acted in good faith and reasonably believed that such action was in, or not opposed to, the best interests of the Registrant and (b) in the case of a criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful. Any such indemnification (unless ordered by a court) may only be made after a determination that the standard of conduct set forth above has been met by (a) the Board of Directors by the majority vote of quorum consisting of directors not parties to the proceeding or (b) by a majority of a quorum of the shareholders consisting of shareholders not parties to the proceeding.

The Registrant has indemnification agreements which obligate the Registrant to indemnify each of its directors to the extent of the most favorable indemnification rights provided under the Registrant's Articles of Incorporation or Code of Regulations in effect on the date of the indemnification agreement or the date the expenses were incurred, Ohio law in effect on the date of the indemnification agreement, any liability insurance policy of Registrant in effect at the time the claim for indemnification is made or any combination of the foregoing, as selected by the director.

Item 21.  Exhibits and Financial Statement Schedules

         (a)      Exhibits

               Exhibit No.                                          Exhibit Description
               -----------                                          -------------------
                   2.1                 Agreement of Merger and Plan of Reorganization among UNB Corp., BancFirst
                                       Ohio Corp., The United National Bank & Trust Co. and The First National Bank
                                       of Zanesville, N.A. -- included as Appendix A to the Prospectus and incorporated herein by reference

                   3.1                 Amended Articles of Incorporation of Registrant - incorporated herein by reference to Exhibit 3 to Registrant's annual report on Form 10-K for the year ended December 31, 1990

                   3.2                 Form of Amended and Restated Articles of Incorporation of Registrant to be filed with Ohio Secretary of State upon consummation of the Merger -- included in
                                       Exhibit 1.5 to Exhibit 2.1 and incorporated herein by reference

                   3.3                 Code of Regulations of Registrant - incorporated herein by reference to
                                       Exhibit (4)B to Registrant's registration statement


                                       on Form S-3 (No. 33-27471).

                   3.4                 Form of Amended Code of Regulations of Registrant to be effective upon consummation of the Merger -- included in Exhibit 1.5 to Exhibit 2.1 and incorporated herein by reference

                   5.1                 Opinion of Black, McCuskey, Souers & Arbaugh as to the legality of the securities registered hereby*

                  10.1                 UNB Corp. 1997 Stock Option Plan -- incorporated herein by reference to
                                       Appendix A to Registrant's Proxy Statement dated April 15, 1997

                  10.2                 Employment Agreement between Roger L. Mann and United National Bank & Trust
                                       Co. dated April 17, 1997 -- incorporated herein by reference to Exhibit 10.k to Registrant's annual report on Form 10-K for the year ended December 31,
                                       1997

                  10.3                 Form of Severance Agreement between Registrant and Roger L. Mann, James J.
                                       Pennetti, Robert M. Sweeney, Leo E. Doyle and Scott E. Dodds dated May 8,
                                       2001--incorporated herein by reference to Exhibit 10.s to Registrant's
                                       Quarterly Report on Form 10-Q for the quarter tended June 30, 2001

                  10.4                 Form of Indemnification Agreement between Registrant and its directors--incorporated herein by reference to Exhibit 10.r to Registrant's
                                       Quarterly Report on Form 10-Q for the quarter ended June 30, 2001

                  10.5                 Form of Salary Continuation Agreement dated May 1, 2001 between United
                                       National Bank & Trust Co. and Roger L. Mann, James J. Pennetti, Leo Doyle
                                       and Scott E. Dodds

                  10.6                 Schedule A to Salary Continuation Agreement between United National Bank &
                                       Trust Co. and Roger L. Mann, dated May 1, 2001

                  10.7                 Schedule A to Salary Continuation Agreement between United National Bank &
                                       Trust Co. and James J. Pennetti dated May 1, 2001

                  10.8                 Schedule A to Salary Continuation Agreement between United National Bank &
                                       Trust Co. and Leo E. Doyle dated May 1, 2001

                  10.9                 Schedule A to Salary Continuation Agreement between United National Bank &
                                       Trust Co. and Scott E. Dodds dated May 1, 2001

                  21.1                 Subsidiaries of the Registrant

                  23.1                 Consent of Black, McCuskey, Souers & Arbaugh to use of their opinion filed as Exhibit 5.1 (included
                                       in their opinion filed as Exhibit 5.1)*

                  23.2                 Consent of Crowe, Chizek and Company LLP

                  23.3                 Consent of PricewaterhouseCoopers LLP

                  24.1                 Power of Attorney

         *To be filed by amendment

         (b)      Financial Statement Schedules

ITEM 22. UNDERTAKINGS

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of the registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(4) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(5) The undersigned hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(6) The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Canton, State of Ohio, on October 12, 2001.

                                    UNB CORP.
                                    (Registrant)

                                    By:      /s/  ROGER L. MANN
                                       --------------------------------------
                                             Roger L. Mann, Chairman,
                                             President and Chief Executive
                                             Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

         Signature                                 Title                          Date
         ---------                                 -----                          ----
/s/ Roger L. Mann                    Chairman, President and Chief        October 12, 2001
---------------------------         Executive Officer (Principal         -----------------
Roger L. Mann                       Executive Officer) and Director


/s/ James J. Pennetti                Executive Vice President and         October 12, 2001
---------------------------         Chief Financial Officer              ------------------
James J. Pennetti                   (Principal Financial
                                    and Accounting Officer)


/s/  E. Lang D'Atri*                  Vice Chairman of the Board of       October 12, 2001
----------------------------        Directors                            -----------------
E. Lang D'Atri


                                    Director
----------------------------                                             ------------------
Louis V. Bockius, III


/s/  Roger L. DeVille*                 Director                            October 12, 2001
-----------------------------                                            -----------------
Roger L. DeVille

/s/  Robert J. Gasser*                 Director                            October 12, 2001
-----------------------------                                            -----------------
Robert J. Gasser

/s/  Nan B. Johnston*                  Director                            October 12, 2001
-----------------------------                                            -----------------
Nan B. Johnston

/s/  Edgar W. Jones, JR.*              Director                            October 12, 2001
-----------------------------                                            -----------------
Edgar W. Jones, Jr.


                                      Director
------------------------------------                                      ------------------
Russell W. Maier


                                     Director
------------------------------------                                      -------------------
Robert L. Mang


                                            Director
------------------------------------                                      -------------------
E. Scott Robertson


/s/ Marc L. Schneider*                       Director                       October 12, 2001
------------------------------------                                       -----------------
Marc L. Schneider

/s/ George M. Smart*                         Director                       October 12, 2001
------------------------------------                                       -----------------
George M. Smart

/s/ Jane Murphy Timken*                      Director                       October 12, 2001
---------------------------                                                -----------------
Jane Murphy Timken


*By:/s/ Roger L Mann
    --------------------------------
        Roger L. Mann
        Attorney-in-Fact

                                  EXHIBIT INDEX
                                  -------------

               Exhibit No.                                          Exhibit Description
               -----------                                          -------------------
                   2.1                 Agreement of Merger and Plan of Reorganization among UNB Corp., BancFirst
                                       Ohio Corp., The United National Bank & Trust Co. and The First National Bank
                                       of Zanesville, N.A. -- included as Appendix A to the Prospectus and incorporated herein by reference

                   3.1                 Amended Articles of Incorporation of Registrant - incorporated herein by reference to Exhibit 3 to Registrant's annual report on Form 10-K for the year ended December 31, 1990

                   3.2                 Form of Amended and Restated Articles of Incorporation of Registrant to be filed with Ohio Secretary of State upon consummation of the Merger -- included in
                                       Exhibit 1.5 to Exhibit 2.1 and incorporated herein by reference

                   3.3                 Code of Regulations of Registrant - incorporated herein by reference to Exhibit
                                       (4)B to Registrant's registration statement on Form S-3 (No. 33-27471)

                   3.4                 Form of Amended Code of Regulations of Registrant to be effective upon consummation of the Merger -- included in Exhibit 1.5 to Exhibit 2.1 and incorporated herein by reference

                   5.1                 Opinion of Black, McCuskey, Souers & Arbaugh as to the legality of the securities registered hereby*

                  10.1                 UNB Corp. 1997 Stock Option Plan -- incorporated herein by reference to
                                       Appendix A to Registrant's Proxy Statement dated April 15, 1997

                  10.2                 Employment Agreement between Roger L. Mann and United National Bank & Trust
                                       Co. dated April 17, 1997 -- incorporated herein by reference to Exhibit 10.k to Registrant's annual report on Form 10-K for the year ended December 31,
                                       1997

                  10.3                 Form of Severance Agreement between Registrant and Roger L. Mann, James J.
                                       Pennetti, Robert M. Sweeney, Leo E. Doyle and Scott E. Dodds dated May 8,
                                       2001--incorporated herein by reference to Exhibit 10.s to Registrant's
                                       Quarterly Report on Form 10-Q for the quarter tended June 30, 2001

                  10.4                 Form of Indemnification Agreement between Registrant and its directors--incorporated herein by reference to Exhibit 10.r to Registrant's
                                       Quarterly Report on Form 10-Q for the quarter

                                       ended June 30, 2001

                  10.5                 Form of Salary Continuation Agreement dated May 1, 2001 between United
                                       National Bank & Trust Co. and Roger L. Mann, James J. Pennetti, Leo E. Doyle
                                       and Scott E. Dodds

                  10.6                 Schedule A to Salary Continuation Agreement between United National Bank &
                                       Trust Co. and Roger L. Mann dated May 1, 2001

                  10.7                 Schedule A to Salary Continuation Agreement between United National Bank &
                                       Trust Co. and James J. Pennetti dated May 1, 2001

                  10.8                 Schedule A to Salary Continuation Agreement between United National Bank &
                                       Trust Co. and Leo E. Doyle dated May 1, 2001

                  10.9                 Schedule A to Salary Continuation Agreement between United National Bank &
                                       Trust Co. and Scott E. Dodds dated May 1, 2001

                  21.1                 Subsidiaries of the Registrant


                  23.1                 Consent of Black, McCuskey, Souers & Arbaugh to use of their opinion filed as
                                       Exhibit 5.1 (included in their opinion filed as Exhibit 5.1)*

                  23.2                 Consent of Crowe, Chizek and Company LLP

                  23.3                 Consent of PricewaterhouseCoopers LLP

                  24.1                 Power of Attorney

                  * To be filed by amendment.